Exhibit 2.1
EXECUTION VERSION

Membership Interest Purchase Agreement
By and Among
ON ASSIGNMENT, INC.,
ECS FEDERAL HOLDING CO.,
KAPANI FAMILY 2012 IRREVOCABLE TRUST,
LG ECSF L.P.,
MANAGEMENT SELLERS
and
ECS FEDERAL, LLC
Dated as of January 31, 2018

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Page

Section 10.11. Purchaser Acknowledgement	100
Section 10.12. Affiliate Liability	100
Section 10.13. Legal Counsel Conflicts Wavier	100
Section 10.14. No Recourse Against Financing Sources	101

Annexes
INDEX OF DEFINED TERMS
ANNEX A    Membership Interests
ANNEX B    Knowledge of Purchaser
Exhibits
Exhibit A    Sample Working Capital Calculation
Exhibit B    R&W Insurance
Exhibit C    Form of Note

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MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) dated as of January 31, 2018, by and among (a) ON ASSIGNMENT, INC., a Delaware corporation (“Purchaser”), (b) ECS FEDERAL HOLDING CO., a Virginia corporation, KAPANI FAMILY 2012 IRREVOCABLE TRUST and LG ECSF L.P., a Delaware limited partnership (“Principal Sellers” and LG ECSF L.P., in its capacity as the member representative, “Member Representative”), (c) the management sellers set forth on Annex A (“Management Sellers” and, together with Principal Sellers, “Sellers”) and (d) ECS FEDERAL, LLC, a Delaware limited liability company (the “Company”).
Purchaser desires to purchase from Sellers, and Sellers desire to sell to Purchaser, all the authorized and outstanding membership interests and all other equity interests of the Company (collectively, the “Membership Interests”).
Accordingly, the parties hereby agree as follows:
ARTICLE I

Purchase and Sale of Membership Interests; Closing
SECTION 1.01.     Purchase and Sale of the Membership Interests. On the terms and subject to the conditions of this Agreement, at the Closing, each Seller shall sell, transfer and deliver to Purchaser, and Purchaser shall purchase from such Seller, the Membership Interests set forth opposite such Seller’s name on Annex A free and clear of pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) for an aggregate purchase price to all Sellers of $775,000,000 (the “Purchase Price”), payable as set forth below in Sections 1.02 and 1.03 and subject to adjustment as provided in Section 1.04. The purchase and sale of the Membership Interests and the other transactions contemplated hereby are referred to in this Agreement as the “Transactions”.
SECTION 1.02.     Closing. The purchase and sale of the Membership Interests and the other transactions to be effected pursuant to Section 1.03 (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m. on the third Business Day following the date of satisfaction (or, to the extent permitted by Law, waiver by all parties) of the conditions set forth in Section 7.01, or, if on such day any condition set forth in Section 7.02 or 7.03 has not been satisfied (or, to the extent permitted by Law, waived by the party or parties entitled to the benefits thereof) (other than those conditions that, by their nature, are to be satisfied at the Closing but subject to the satisfaction or waiver thereof), as soon as practicable after all the conditions set forth in Article VII have been satisfied (or, to the extent permitted by Law, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed in writing between Purchaser and Member Representative; provided, however, that, if the Marketing Period has not ended at the time of the satisfaction or, to the extent permitted by Law, waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Sections 7.01, 7.02 and 7.03

(other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), the Closing shall occur on the earlier of (i) a Business Day before or during the Marketing Period specified by Purchaser on three (3) Business Days’ prior written notice to Member Representative, and (ii) the second Business Day following the final day of the Marketing Period (subject, in each case, to the satisfaction or, to the extent permitted by Law, waiver by the party or parties entitled to the benefits thereof of all of the conditions set forth in Sections 7.01, 7.02 and 7.03 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof); provided further, that in no event shall the Closing take place on a date prior to April 2, 2018. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Transactions will be deemed effective as of 12:01 a.m. Eastern Time on the Closing Date, unless otherwise agreed in writing between Purchaser and Member Representative (the “Effective Time”).
SECTION 1.03.     Transactions to Be Effected at the Closing. At the Closing:
(a)     Each Seller shall deliver to Purchaser, in a form reasonably satisfactory to Purchaser, an instrument of conveyance evidencing the transfer of all uncertificated Membership Interests set forth opposite such Seller’s name on Annex A duly endorsed by such Seller for transfer to Purchaser.
(b)     Purchaser shall deliver to each Seller (other than Mr. Roy Kapani) payment, by wire transfer to a bank account designated in writing by Member Representative (such designation to be made at least three Business Days prior to the Closing Date), in immediately available funds in an amount equal to such Seller’s share of the Closing Date Amount (such share as designated in writing by Member Representative (on behalf of Sellers pursuant to Section 6.11(b)) in a written schedule setting forth each Seller’s share of the Closing Date Amount by individual payment amount and percentage at least three Business Days before the Closing Date).
(c)     Purchaser shall deliver to ECS Federal Holding Co. a note in the amount equal to ECS Federal Holding Co.’s share of the Closing Date Amount (such share as designated in writing by Member Representative (on behalf of Sellers pursuant to Section 6.11(b)) in a written schedule setting forth each Seller’s share of the Closing Date Amount by individual payment amount and percentage at least three Business Days before the Closing Date) that earns interest at the short-term applicable Federal rate and matures two (2) days after the Closing Date, substantially in the form of Exhibit C.
(d)     Purchaser shall deposit with the Adjustment Escrow Agent, by wire transfer to the bank account designated in writing by the Adjustment Escrow Agent (the “Adjustment Escrow Account”) at least three Business Days prior to the Closing Date, an amount equal to the Adjustment Escrow Amount, which amount shall be held by the Adjustment Escrow Agent in an escrow fund (the “Adjustment Escrow Fund”), subject to the terms of the Adjustment Escrow Agreement and this Agreement (including Section 1.04(d)(ii)).

(e)     Purchaser shall deposit with the Indemnity Escrow Agent, by wire transfer to the bank account designated in writing by the Indemnity Escrow Agent (the “Indemnity Escrow Account”) at least three Business Days prior to the Closing Date, an amount equal to the Indemnity Escrow Amount, which amount shall be held by the Indemnity Escrow Agent in an escrow fund (the “Indemnity Escrow Fund”), subject to the terms of the Indemnity Escrow Agreement and this Agreement (including Article IX).
(f)     Purchaser shall deliver to Member Representative by wire transfer to a bank account designated in writing by Member Representative at least three Business Days prior to the Closing Date the Member Representative Amount.
(g)     Purchaser shall deliver to Member Representative a certificate of insurance or other written evidence in a form reasonably acceptable to Member Representative of in-force coverage effective as of the Closing under the R&W Insurance.
(h)     Member Representative shall deliver to Purchaser written resignations of each of the managers of the board of managers (or similar governing body) of the Company and the Company Subsidiaries to be effective as of the Closing.
(i)     Each Seller shall deliver to Purchaser a properly completed Internal Revenue Service (“IRS”) Form W-9.
SECTION 1.04.     Purchase Price Adjustment. (a) Not less than three Business Days prior to the anticipated Closing Date, the Company shall deliver to Purchaser a good faith estimate which shall set forth the estimated Closing Cash, which shall reflect payment of the Transaction Expenses expected to be paid prior to Closing and Change of Control Payments expected to be paid prior to Closing (“Estimated Cash”), the estimated Closing Indebtedness (“Estimated Indebtedness”), the estimated Closing Working Capital (“Estimated Working Capital”), the estimated Transaction Expenses to the extent not expected to be paid prior to the Closing and reflected in Estimated Cash (“Estimated Transaction Expenses”) and the estimated Change of Control Payments to the extent not expected to be paid prior to Closing and reflected in Estimated Cash (“Estimated Change of Control Payments”), in each case, calculated in a manner consistent and in accordance with the Accounting Principles. The “Closing Date Amount” shall equal the Purchase Price minus the Adjustment Escrow Amount minus the Indemnity Escrow Amount plus Estimated Cash minus Estimated Indebtedness plus Estimated Working Capital minus Target Working Capital minus Estimated Transaction Expenses minus the Estimated Change of Control Payments minus the Member Representative Amount.
(b)     Within 90 days after the Closing Date, Purchaser shall prepare and deliver to Member Representative a statement (the “Statement”), setting forth (i) Cash as of the Effective Time (“Closing Cash”), (ii) Working Capital as of the Effective Time (“Closing Working Capital”), (iii) the outstanding principal and accrued interest of all Indebtedness as of the Effective Time (“Closing Indebtedness”), (iv) Change of Control

Payments to the extent not paid prior to the Closing (“Closing Change of Control Payments”) and (v) Transaction Expenses to the extent not paid prior to the Closing, each determined in a manner consistent and in accordance with the Accounting Principles.
(c)     During the 30-day period following Member Representative’s receipt of the Statement (as such period shall be extended if and as required under Section 1.04(e)), Member Representative and its accountants and advisors shall be permitted to review the working papers relating to the Statement. The Statement shall become final and binding upon the parties on the 30th day following delivery thereof, unless Member Representative gives written notice of its disagreement with the Statement (a “Notice of Disagreement”) to Purchaser on or prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted and Member Representative’s calculation (in accordance with the Accounting Principles) of such disputed items or amounts. If a Notice of Disagreement is given by Member Representative in a timely manner, then the Statement (as revised in accordance with this Section 1.04) shall become final and binding upon Member Representative and Purchaser on the earlier of (i) the date Member Representative and Purchaser resolve in writing all differences they have with respect to the matters specified in the Notice of Disagreement or (ii) the date all disputed matters are finally resolved in writing by the Accounting Firm. During the 60-day period following the delivery of a Notice of Disagreement, Member Representative and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement and agree on a final and binding determination of Closing Working Capital, Closing Indebtedness, Closing Change of Control Payments, Transaction Expenses and Closing Cash, as applicable. During such period, Purchaser and its accountants and advisors shall be permitted to review the working papers prepared in connection with Member Representative’s preparation of the Notice of Disagreement. At the end of such 60-day period, if no agreement on Closing Working Capital, Closing Indebtedness, Closing Change of Control Payments, Transaction Expenses or Closing Cash, as applicable, has been reached, Member Representative and Purchaser shall submit in writing their positions with respect to any and all matters that remain in dispute and that were properly included in the Notice of Disagreement to an internationally recognized independent accounting firm (the “Accounting Firm”) to review the relevant portions of the Statement and the disputed items or amounts for resolution of any and all such matters. In making such calculation, the Accounting Firm shall consider only those items or amounts in the Statement and Purchaser’s calculation of Closing Cash, Closing Indebtedness, Closing Change of Control Payments, Transaction Expenses and Closing Working Capital in respect of which Member Representative has delivered a Notice of Disagreement in accordance with this Section 1.04. The Accounting Firm shall be an internationally recognized independent public accounting firm as shall be agreed upon by Member Representative and Purchaser in writing. Member Representative and Purchaser shall jointly instruct the Accounting Firm that it (1), subject to the limitations of this Section 1.04(c), shall act as an arbitrator, (2) shall review only the matters that were properly included in the Notice of Disagreement and that remain in dispute, (3) shall make its determination in accordance with the requirements of this Section 1.04 and based solely on the written submissions of Member Representative and Purchaser and their respective accountants and advisors, disregarding any adjustments or arguments of Member Representative inconsistent with or not set forth in the Notice of Disagreement, and not by independent review, (4) shall, with respect to each disputed item and the amounts submitted in writing to the Accounting Firm, determine whether and to what extent, if any, such disputed items are correct or require adjustment (provided that in all instances, the Accounting Firm’s determinations must be within the range of the amounts set forth in the written submissions of Purchaser and Member Representative) and (5) shall render its written decision as promptly as practicable, but in no event later than 30 days after submission to the Accounting Firm of all matters in dispute. The scope of the disputes to be resolved by the Accounting Firm shall be limited to whether there were mathematical errors in the Statement and whether the calculation of the Closing Working Capital, the Closing Indebtedness, the Closing Cash, the Closing Change of Control Payments or the Transaction Expenses was done in accordance with the definitions thereof, the Accounting Principles and this Section 1.04. Any disputes regarding the scope of disputes to be resolved by the Accounting Firm pursuant to this Section 1.04 shall not be resolved by the Accounting Firm but rather shall be resolved in accordance with Section 10.10. Any determinations by the Accounting Firm, and any work or analyses performed by the Accounting Firm in connection with its resolution of any dispute under this Section 1.04, shall not be admissible in evidence in any proceeding between Member Representative and Purchaser, other than to the extent necessary to enforce payment obligations under Section 1.04(d). Without limiting the generality of the foregoing, the Accounting Firm is not authorized or permitted to make any determination as to the accuracy of Section 3.06 or any other representation or warranty set forth in Article II, Article III or Article IV of this Agreement or as to compliance by the parties to this Agreement with any of their respective covenants in this Agreement (other than in this Section 1.04). Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The Accounting Firm’s determination shall be accompanied by a certificate of the Accounting Firm that it reached its decision in accordance with the provisions of this Section 1.04(c). The fees and expenses of the Accounting Firm pursuant to this Section 1.04 shall be borne by Purchaser, on the one hand, and Member Representative, on the other hand, in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time its determination on the merits of the matters submitted is rendered. The fees and disbursements of Member Representative incurred in connection with its review of the Statement, its preparation of any Notice of Disagreement and its preparation of any written submissions to the Accounting Firm shall be borne by Member Representative, and the fees and disbursements of Purchaser incurred in connection with its preparation of the Statement, its review of any Notice of Disagreement and its preparation of any written submissions to the Accounting Firm shall be borne by Purchaser.
(d)     Net Adjustment Amount. (i) If the Net Adjustment Amount is positive, Purchaser shall, within 10 Business Days after the Statement becomes final and binding on the parties, pay to Member Representative by wire transfer in immediately available funds the Net Adjustment Amount.
(ii)    If the Net Adjustment Amount is negative, Member Representative and Purchaser shall, within 10 Business Days after the Statement becomes final and binding on the parties, jointly instruct the Adjustment Escrow Agent to pay to Purchaser from the funds, if any, then constituting the Adjustment Escrow Fund an amount equal to the absolute value of the Net Adjustment Amount; provided that if the absolute value of the Net Adjustment Amount is an amount greater than the funds then constituting the Adjustment Escrow Amount, the Member Representative, on behalf of the Sellers, shall pay to Purchaser such excess amount.
(iii)    If the Net Adjustment Amount is positive, or if any portion of the Adjustment Escrow Fund remains after delivery of any Net Adjustment Amount pursuant to Section 1.04(d)(ii), Member Representative and Purchaser shall jointly instruct for the immediate disbursement to Member Representative of the Escrow Funds remaining in the Adjustment Escrow Account.
(e)     During the period of time from and after the Closing Date through the resolution of any adjustment to the Purchase Price contemplated by this Section 1.04, Purchaser shall afford, and shall cause the Company and the Company Subsidiaries to afford, Member Representative and any accountants, counsel, financial advisors, investment bankers or other advisors, agents or representatives (each, a “Representative” and collectively, “Representatives”) retained by Member Representative in connection with any adjustment to the Purchase Price contemplated by this Section 1.04, reasonable access during normal business hours to the books, contracts, personnel and records of the Company and the Company Subsidiaries necessary to make an informed assessment with respect to the adjustment contemplated by this Section 1.04. Notwithstanding anything to the contrary in this Agreement, the 30-day period described in Section 1.04(c) shall be extended by the aggregate number of days, if any, during which Member Representative can demonstrate that Purchaser shall have failed to afford, or shall have failed to cause the Company and the Company Subsidiaries and its or their Representatives to comply with the reasonable access obligation contained in the immediately preceding sentence.
(f)     For the purposes of this Agreement:
(i)    The term “Adjustment Escrow Amount” means $2,000,000.
(ii)    The term “Cash” means the sum of cash and cash equivalents, if any, of the Company and the Company Subsidiaries, as determined in accordance with the Accounting Principles.
(iii)    The term “Current Assets” means the current assets other than Cash of the Company and the Company Subsidiaries, as determined in accordance with and subject to the Accounting Principles, excluding any amount reflected on the relevant balance sheet as a current asset for “deferred taxes”.
(iv)    The term “Current Liabilities” means the current liabilities of the Company and the Company Subsidiaries, as determined in accordance with and subject to the Accounting Principles, excluding any amount reflected on the relevant balance sheet as a current liability for “deferred taxes”.
(v)    The term “Indebtedness” means (1) the principal amount plus any related accrued and unpaid interest, fees and payment obligations relating to all indebtedness of the Company and the Company Subsidiaries for borrowed money, (2) all obligations of the Company and the Company Subsidiaries evidenced by notes, bonds, debentures or similar instruments, (3) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company or any Company Subsidiary (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (4) all capitalized lease obligations (calculated in accordance with GAAP) of the Company and the Company Subsidiaries, (5) all outstanding reimbursement obligations in respect of drawn (but not undrawn) letters of credit issued for the account of any of the Company and the Company Subsidiaries, (6) any earn-out or any obligations owed for all or any part of the deferred purchase price of property or services and any retention bonuses or other similar payments owed (including any employer payroll Taxes accrued in connection therewith) under the terms of agreements or other documents (other than this Agreement) relating to acquisitions by the Company, (7) all Indebtedness of a type referred to in clauses (1) through (6) above of other persons guaranteed by the Company or any Company Subsidiary (with Indebtedness under this clause (7) being limited, in the case of any such guarantee, to the extent there is a demand for payment of such guaranteed Indebtedness), (8) all Indebtedness referred to in clauses (1) through (7) above and clause (9) below, in each case that is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned by the Company or any Company Subsidiary (with Indebtedness under this clause (8) being limited, in the case of any such obligation of another person, to the lower of such obligation and the fair market value of the properties and assets securing the same) and (9) any deferred compensation obligations to any Company Personnel or severance in respect of any termination of employment that occurs prior to the Closing, together with the Company’s (or any Company Subsidiary’s) portion of any employment or payroll Taxes related to such severance (other than any amounts for any such obligation accrued as a Current Liability), in each case as determined in accordance with the Accounting Principles and as measured as of immediately prior to the Closing for the Company and Company Subsidiaries on a consolidated basis. For the avoidance of doubt, the items listed in Section 1.04(f)(v) of the Company Disclosure Letter shall be included as Indebtedness.

(vi)    The term “Net Adjustment Amount” means (1) the amount (if any) by which Estimated Cash is less than Closing Cash minus (2) the amount (if any) by which Closing Cash is less than Estimated Cash minus (3) the amount (if any) by which Estimated Indebtedness is less than Closing Indebtedness plus (4) the amount (if any) by which Closing Indebtedness is less than Estimated Indebtedness plus (5) the amount (if any) by which Estimated Working Capital is less than Closing Working Capital minus (6) the amount (if any) by which Closing Working Capital is less than Estimated Working Capital plus (7) the amount (if any) by which the Closing Change of Control Payments are less than the Estimated Change of Control Payments minus (8) the amount (if any) by which the Estimated Change of Control Payments are less than the Closing Change of Control Payments minus (9) the amount (if any) by which Estimated Transaction Expenses is less than Transaction Expenses plus (10) the amount (if any) by which Transaction Expenses is less than Estimated Transaction Expenses.
(vii)    The term “Target Working Capital” means $17,300,000.
(viii)    The term “Working Capital” means Current Assets minus Current Liabilities, an example calculation of which is attached hereto as Exhibit A, as determined in accordance with and subject to the Accounting Principles.
(g)     Each of Cash, Current Assets, Current Liabilities, Indebtedness and Working Capital is to be calculated in the same manner and using the same accounting policies and methods, as applicable, set forth on Section 1.04(g) of the Company Disclosure Letter. The foregoing principles are referred to in this Agreement as the “Accounting Principles”.
SECTION 1.05.     Escrow Agreements.
(a)     Prior to the Closing Date, Purchaser and Member Representative shall select a mutually acceptable nationally recognized bank or trust company to act as escrow agent (the “Adjustment Escrow Agent”) in accordance with the terms of this Agreement and an escrow agreement with respect to the purchase price adjustment contemplated in Section 1.04 in a customary form that is mutually acceptable to Member Representative and Purchaser (the “Adjustment Escrow Agreement”). On the Closing Date, Purchaser and Member Representative shall enter into the Adjustment Escrow Agreement with the Adjustment Escrow Agent.
(b)     Prior to the Closing Date, Purchaser and Member Representative shall select a mutually acceptable nationally recognized bank or trust company to act as escrow agent (the “Indemnity Escrow Agent”) in accordance with the terms of this Agreement and an escrow agreement with respect to the indemnification obligations contemplated in Article IX in a customary form that is mutually acceptable to Member Representative and Purchaser (the “Indemnity Escrow Agreement”). On the Closing Date, Purchaser and Member Representative shall enter into the Indemnity Escrow Agreement with the Indemnity Escrow Agent.

SECTION 1.06.     Member Representative Amount. Concurrent with the Closing, the Purchaser shall deduct from the Purchase Price due to the Sellers an aggregate amount equal to $500,000 and such amount shall be delivered by the Purchaser to the Member Representative, on behalf of the Sellers, at the Closing by wire transfer of immediately available funds to the account(s) designated by the Member Representative, to pay or reimburse expenses relating to potential future obligations of the Member Representative incurred consistent with the authority granted to it pursuant to Section 1.04 and Section 6.11 hereof and in the Seller Cooperation Agreement (in the aggregate, the “Member Representative Amount”). The Sellers will not receive any interest or earnings on the Member Representative Amount and irrevocably transfer and assign to the Member Representative any ownership right that they may otherwise have had in any such interest or earnings. The Member Representative shall be permitted to invest the Member Representative Amount only as mutually agreed by the Principal Sellers, and will not be liable for any loss of principal of the Member Representative Amount resulting from the investment thereof, other than as a result of its gross negligence, willful misconduct or material breach of its obligations hereunder or under the Seller Cooperation Agreement. The Member Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors. The Member Representative Amount shall be retained by the Member Representative until any remaining amount of the Indemnity Escrow Fund is released to the Member Representative pursuant to the terms of the Indemnity Escrow Agreement; provided, however, that in the event the Indemnity Escrow Fund is paid in its entirety to the Purchaser’s Indemnified Persons, then the Member Representative Amount shall be retained by the Member Representative until the General Survival Expiration Date, provided, further, that the Member Representative shall have the authority to retain any amounts it deems necessary, in its sole discretion, to satisfy any claim for indemnity asserted in writing prior to the General Survival Expiration Date. Within five (5) Business Days after the end of its retention of the Member Representative Amount, the Member Representative shall disburse to the Sellers any remaining amount thereof, allocating such remaining amount among the Sellers in the manner distributions would have been allocated among Sellers in their capacity as members of the Company pursuant to the terms and subject to the conditions of the Company LLC Agreement. For tax purposes, the Member Representative Amount will be treated as having been received and voluntarily set aside by the Sellers at the time of Closing.

ARTICLE II

Representations and Warranties of Sellers
Each Seller represents and warrants to Purchaser that, except as set forth in the Company Disclosure Letter:
SECTION 2.01.     Organization, Standing and Power. (a) Such Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized.
(b)     Such Seller (and if such Seller is a trust, its trustee in its capacity as trustee) has full power and authority (whether corporate, trust or otherwise) and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary for such Seller to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, would not reasonably be expected to prevent such Seller from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement. Such Seller is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary, except for such failures that would, individually or in the aggregate, not reasonably be expected to prevent such Seller from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement.
SECTION 2.02.     Authority; Execution and Delivery; Enforceability. Such Seller (and if such Seller is a trust, its trustee in its capacity as trustee) has all of the requisite power and authority (whether corporate, trust or otherwise, as applicable) to execute, deliver and perform its obligations under this Agreement, the Adjustment Escrow Agreement (if applicable), the Indemnity Escrow Agreement (if applicable) and the Ancillary Documents and to consummate the Transactions. The execution and delivery by such Seller of, and the performance of its obligations under, this Agreement, the Adjustment Escrow Agreement (if applicable), the Indemnity Escrow Agreement (if applicable) and the Ancillary Documents and the consummation by such Seller of the Transactions have been duly authorized by all necessary action on the part of such Seller. Such Seller has duly executed and delivered this Agreement, and will duly execute and deliver the Adjustment Escrow Agreement (if applicable), the Indemnity Escrow Agreement (if applicable) and the other Ancillary Documents to which it is a party and this Agreement constitutes, and the Adjustment Escrow Agreement (if applicable), the Indemnity Escrow Agreement (if applicable) and the other Ancillary Documents to which it is a party when executed and delivered will constitute, in each case, its legal, valid and binding obligation, enforceable against it in accordance with its terms.
SECTION 2.03.     No Conflicts; Consents. (a) The execution and delivery by each Seller of, and the performance of its obligations under, this Agreement, the Adjustment Escrow Agreement (if applicable), the Indemnity Escrow Agreement (if applicable) and the Ancillary Documents do not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation of such Seller or to loss of a material benefit to such Seller under, or result in the creation of any Liens (other than a Permitted Lien) upon any of the properties or assets of such Seller under, any provision of (i) the organizational documents of such Seller, (ii) any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument (each, a “Contract”) to which such Seller is a party or by which any of its properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 2.03(b), any judgment, order or decree (“Judgment”) or statute, law, ordinance, rule or regulation (“Law”) that is applicable to such Seller or its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, would not reasonably be expected to prevent such Seller from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement.
(b)     No consent, approval, waiver, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or Governmental Authorization from, any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by such Seller in connection with the execution, delivery and performance of this Agreement, the Adjustment Escrow Agreement, the Indemnity Escrow Agreement (if applicable) and the Ancillary Documents or the consummation of the Transactions, other than (i) compliance with and filings under applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) such filings as may be required in connection with the Transfer Taxes described in Section 6.06, and (iii) such other items (A) required solely by reason of the participation of Purchaser (as opposed to any third party) in the Transactions or (B) that, individually or in the aggregate, would not reasonably be expected to prevent such Seller from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement.
SECTION 2.04.     The Membership Interests. Such Seller is the sole record and beneficial owner and has good and valid title to the Membership Interests set forth opposite such Seller’s name on Annex A, free and clear of all Liens. Except for such Membership Interests listed opposite such Seller’s name on Annex A, such Seller does not own of record or beneficially, or have any interest in or right to acquire, any equity interests in the Company or any Company Subsidiary. Assuming Purchaser has the requisite power and authority to be the lawful owner of such Membership Interests, upon delivery to Purchaser at the Closing of an instrument of conveyance evidencing the transfer of uncertificated Membership Interests duly endorsed by such Seller to Purchaser, for transfer to Purchaser, and upon Sellers’ receipt of the Closing Date Amount, good and valid title to such Membership Interests will pass to Purchaser, free and clear of any Liens, other than those arising from acts of Purchaser or its affiliates. Other than this Agreement and the Company LLC Agreement, such Membership Interests are not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Membership Interests.
SECTION 2.05.     Brokers. No broker, investment banker, financial advisor or other person, other than Houlihan Lokey Capital Inc., Robert W. Baird & Co. Incorporated and SunTrust Robinson Humphrey, Inc., the fees and expenses of which will be paid (directly or indirectly) by Sellers, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of such Seller.
SECTION 2.06.     Litigation. There is no civil, criminal or administrative suit, action, claim, hearing, arbitration, investigation or other proceeding pending or, to the Knowledge of the applicable Seller, threatened against such Seller or any of its affiliates that would, individually or in the aggregate, reasonably be expected to prevent such Seller from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement. There are no Judgments outstanding against such Seller or any of its affiliates that would, individually or in the aggregate, reasonably be expected to prevent such Seller from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement. Such Seller is not a party to or subject to the provisions of any Judgment that would, individually or in the aggregate, reasonably be expected to prevent such Seller from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement.
ARTICLE III

Representations and Warranties of the Company
The Company represents and warrants to Purchaser that, except as set forth in the Company Disclosure Letter:
SECTION 3.01.     Organization, Standing and Power. (a) The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized. The Company has full limited liability company power and authority to conduct its businesses as presently conducted.
(b)     The Company possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which would, individually or in the aggregate, not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The Company is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary, except for such failures that would, individually or in the aggregate, not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(c)     The Company has made available to Purchaser true and complete copies of the certificate of formation of the Company, as amended to the date of this Agreement (as so amended, the “Company Certificate of Formation”), and the limited liability company agreement of the Company, as amended to the date of this Agreement (as so amended, the “Company LLC Agreement”).
SECTION 3.02.     Company Subsidiaries; Equity Interests. (a) Section 3.02(a) of the Company Disclosure Letter lists each Company Subsidiary, its jurisdiction of organization and the percentage of its equity interests directly or indirectly held by the Company.
(b)     Each of the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized. Each of the Company Subsidiaries has full power and authority (whether corporate or limited liability company or otherwise, as applicable) and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which would, individually or in the aggregate, not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Each of the Company Subsidiaries is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary, except for such failures that would, individually or in the aggregate, not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The Company has made available to Purchaser true and complete copies of the certificate of incorporation (or comparable charter document) and the bylaws (or comparable organizational document) of each Company Subsidiary, in each case as amended to the date of this Agreement.
(c)     All the outstanding equity interests of each Company Subsidiary directly or indirectly held by the Company have been validly issued and are fully paid, nonassessable and owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary free and clear of Liens, other than Permitted Liens.
(d)     Except for its interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.
SECTION 3.03.     Capital Structure. (a) Section 3.03(a) of the Company Disclosure Letter sets forth all of the Membership Interests in the Company together with each holder thereof. All outstanding Membership Interests are duly authorized and validly issued and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware Limited Liability Company Act, the Company Certificate of Formation, the Company LLC Agreement or any Contract to which the Company is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Membership Interests or equity interests in a Company Subsidiary, as applicable, may vote (“Voting Company Debt”). As of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional membership interests or other equity interests in, or any security convertible or exercisable for or exchangeable into any membership interest or other equity interest in, the Company or any Company Subsidiary or any Voting Company Debt or (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. There are no other agreements to which the Company or any Company Subsidiary is a party, or among the holders of the Membership Interests, with respect to the voting of the Membership Interests. There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire membership interests or other equity interests of the Company or any Company Subsidiary.
(b)     Section 3.03(b) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding awards of Company stock appreciation rights as of the date of this Agreement, setting forth the number of stock appreciation rights subject to each award of Company stock appreciation rights and the reference price with respect to each award of Company stock appreciation rights.
(c)     As of the date of this Agreement, the Company and the Company Subsidiaries have no outstanding Indebtedness other than trade payables incurred in the ordinary course of business consistent with past practice.
SECTION 3.04.     Authority; Execution and Delivery; Enforceability. The Company has all requisite limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Documents and to consummate the Transactions. The execution and delivery by the Company of, and the performance of its obligations under, this Agreement and the Ancillary Documents and the consummation by the Company of the Transactions have been duly authorized by all necessary limited liability company action on the part of the Company. The Company has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.
SECTION 3.05.     No Conflicts; Consents. (a) The execution and delivery by the Company of, and the performance of its obligations under, this Agreement and the Ancillary Documents do not, and the consummation of the Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Certificate of Formation, the Company LLC Agreement or the comparable charter or organizational documents of any Company Subsidiary, (ii) any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any Judgment or Law applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(b)     No Consent of, or registration, declaration or filing with, or Governmental Authorization from, any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the Transactions, other than (i) compliance with and filings under applicable requirements of the HSR Act, (ii) such filings as may be required in connection with the Transfer Taxes described in Section 6.06, and (iii) such other items (A) required solely by reason of the participation of Purchaser (as opposed to any third party) in the Transactions or (B) that, individually or in the aggregate, would not reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole.
SECTION 3.06.     Company Financial Statements. (a) Section 3.06(a) of the Company Disclosure Letter sets forth true and complete copies of (i) the audited consolidated balance sheets of the Company as of December 31, 2015 and December 31, 2016 (the “Audited Balance Sheets”), and the related audited consolidated statement of operations, changes in capital accounts and cash flows for the fiscal year then ended, including in each case the notes thereto, and (ii) an unaudited consolidated balance sheet of the Company (the “Interim Balance Sheet”) as of September 30, 2017, and the related unaudited consolidated statements of operations and cash flows for the nine months then ended (such financial statements and notes contained therein in clauses (i) and (ii), collectively, the “Company Financial Statements”). The Company Financial Statements (A) fairly present in all material respects the consolidated financial condition and the consolidated results of operations, changes in capital accounts, and cash flows of the

Company and the Company Subsidiaries as of the respective dates of, and for the periods referred to in, the Company Financial Statements and (B) have been prepared in accordance with generally accepted accounting principles in the United States as in effect as of the date hereof (“GAAP”), applied on a consistent basis during the periods involved, except as described in the notes thereto, and, in the case of unaudited financial statements, for the absence of footnotes and other presentation items and for normal year-end adjustments that will not be material in amount.
(b)     Except for those liabilities and obligations: (i) reserved against or provided for in the Interim Balance Sheet; (ii) incurred in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet; (iii) incurred under this Agreement or in connection with the Transactions; or (iv) disclosed in Section 3.06(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is, as of the date hereof, subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed or contingent, that would be required to be recorded or reflected on a balance sheet in accordance with GAAP as of the date hereof that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(c)     The Company (i) makes and keeps books, records and accounts, which, in reasonable detail, accurately and fairly reflect, in all material respects, the transactions and dispositions of assets of the Company and the Company Subsidiaries, (ii) maintains a system of internal accounting controls sufficient, in all material respects, to provide reasonable assurances (A) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (B) that receipts and expenditures of the Company and the Company Subsidiaries are being made in accordance with appropriate authorizations of management and the Company’s board of directors and (C) regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of the Company and the Company Subsidiaries.
SECTION 3.07.     No Company Material Adverse Effect. From the date of the Audited Balance Sheet to the date of this Agreement (i) there has not been any Change that has had or would reasonably be likely to have a Company Material Adverse Effect and (ii) the business of the Company and the Company Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practices. Since September 30, 2017 to the date of this Agreement other than as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company has not taken any action outside the ordinary course of business which, if it had been taken during the time period covered by Section 5.01, would require disclosure to or would require the consent of Purchaser pursuant to Section 5.01(a)(iv), (viii), (ix), (xi), (xiv) or (xviii).
SECTION 3.08.     Real Property; Assets. (a) None of the Company or the Company Subsidiaries own any real property.

(b)     Except in each case as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole: (i) each lease or sublease (each, a “Company Real Property Lease”) for real property under which the Company or any Company Subsidiary is a lessee or sublessee (collectively, the “Company Leased Real Property”) is in full force and effect and is a valid and binding obligation of the Company or the Company Subsidiary party thereto and, to the Knowledge of the Company, of the other parties thereto, enforceable against the Company or such Company Subsidiary, and to the Knowledge of the Company, against the other parties thereto in accordance with its terms, except (A) as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at Law or in equity) and (B) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought; (ii) the Company and the Company Subsidiaries, as applicable, have a valid leasehold interest in and to each of the Company Leased Real Property, free and clear of all Liens (other than Permitted Liens); (iii) no written notices of default under any Company Real Property Lease have been received by the Company or any Company Subsidiary that have not been resolved; and (iv) neither the Company nor any Company Subsidiary is in default under any Company Real Property Lease.
(c)     With respect to the Company Leased Real Property, neither the Company nor any Company Subsidiary has received any written notice of, nor to the Knowledge of the Company does there exist: (i) any pending or threatened condemnation or similar proceedings with respect to any Company Leased Real Property; or (ii) any non-compliance with any applicable building and zoning codes, land use laws, ordinances and rules, that, in each case, individually or in the aggregate, would reasonably be expected be material to the Company and the Company Subsidiaries, taken as a whole. To the Knowledge of the Company, the Company and the Company Subsidiaries have lawful rights of use and access to all Company Leased Real Property necessary to operate the business of the Company and the Company Subsidiaries as currently conducted except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(d)     Section 3.08(d) of the Company Disclosure Letter sets forth a true, correct and complete list, including addresses, of the Company Leased Real Property.
(e)     The Company and each Company Subsidiary has good and valid title to, or otherwise has the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of its material tangible assets (collectively, the “Assets”) free and clear of any Lien other than Permitted Liens and except where the failure to have such title, would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Company and the Company Subsidiaries, taken as a whole, or otherwise interfere in any material respect with the conduct of the business of the Company and the Company Subsidiaries as currently conducted. The assets owned and leased by the Company and the Company Subsidiaries constitute all of the material tangible assets that, together with the intangible assets and rights of the Company and the Company Subsidiaries, are necessary to permit the continued operation of the business of the Company and the Company Subsidiaries as currently conducted in all material respects. There is no Contract, option or other right or privilege outstanding in favor of any person for the purchase from the Company or any Company Subsidiary of any material Assets, other than in the ordinary course of business consistent with past practice.
SECTION 3.09.     Taxes. (a) The Company and each of the Company Subsidiaries has timely filed, or has caused to be filed, taking into account valid extensions of time within which to file, all material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects.
(b)     The Company and each of the Company Subsidiaries has paid all material Taxes due and payable by it (other than Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company Financial Statements in accordance with GAAP).
(c)     In all material respects, the Company and each of the Company Subsidiaries has withheld from amounts owing to any partner, member, employee, independent contractor, creditor or third party amounts in respect of Taxes that it is obligated to have withheld and have timely paid such withheld amounts to the relevant taxing authority.
(d)     No deficiency with respect to any Taxes has been asserted in writing against the Company or any Company Subsidiary, which deficiency (i) has not been paid, settled or withdrawn or (ii) is not being contested in good faith by appropriate proceedings.
(e)     There are no Liens (other than Permitted Liens) for Taxes on the assets of the Company or any Company Subsidiary or, to the Knowledge of the Company, on any of the Membership Interests.
(f)     Neither the Company nor any Company Subsidiary is a party to, or bound by, and has no obligation under any Tax allocation or sharing agreement, or similar Contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other person, other than an agreement (i) the parties to which include no person other than the Company and the Company Subsidiaries, or (ii) with one or more third parties made in the ordinary course of business consistent with past practice, the primary subject of which is not Tax.

(g)     No closing agreements, private letter rulings, technical advance memoranda or similar agreements or rulings have been entered into or issued by any taxing authority with respect to the Company or any Company Subsidiary.
(h)     There are no ongoing or, to the Knowledge of the Company, threatened or contemplated Federal, state, local or foreign audits or examinations of any Tax Return of the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary is a party to any litigation or pending litigation relating to Taxes.
(i)     Neither the Company nor any Company Subsidiary has in force any waiver of any statute of limitations with respect to Taxes or any extension of time with respect to a Tax assessment or deficiency.
(j)     Neither the Company nor any Company Subsidiary has entered into any “reportable transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b).
(k)     The Company or any Company Subsidiary (A) is not and has never been a member of an affiliated, combined, consolidated or unitary group for purposes of filing any Tax Return, and (B) has no liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or foreign Law), as a transferee or successor.
(l)     For U.S. Federal income Tax purposes, (i) the Company and each of the Company Subsidiaries (except for KSH Solutions Inc. (“KSH Solutions”)) is classified as a partnership or as a disregarded entity and (ii) to the Knowledge of the Company, SPC Federal, LLC was eligible to be treated as an S corporation for each tax year for which such entity filed an income tax return as an S corporation.
(m)     For U.S. Federal income Tax purposes, there are no equity interests in the Company other than the Membership Interests set forth on Annex A.
(n)     No representation or warranty is made as to the existence, amount or any other aspect of any net operating or capital losses, carryovers or carryforwards of business or other Tax credits, Tax basis, earnings and profits or any other Tax attribute of the Company or any Company Subsidiary.
(o)     For purposes of this Agreement:
“Tax” or “Taxes” means all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, state, foreign, Federal or other Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts; and

“Tax Returns” means all Federal, state, local, provincial and foreign returns, declarations, statements, reports, schedules, forms and information returns that, in each case, are filed (or required to be filed) with a Governmental Entity in connection with the determination, assessment, collection or payment of any Tax, including all amendments to any of the foregoing.
SECTION 3.10.     Employee Benefits. (a) Section 3.10(a) of the Company Disclosure Letter sets forth, as of the date hereof, a complete and accurate list of each material Benefit Plan. For purposes of this Agreement, “Benefit Plan” means each (i) pension plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) or post-retirement or employment health or medical plan, program, policy or arrangement, (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (iii) severance, change in control, retention or termination plan, program, policy or arrangement or (iv) other compensation or benefit plan, program, policy or arrangement, in each case that is, as of the date hereof, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any Company Subsidiary for the benefit of any Company Personnel, other than (A) any multiemployer plan (as defined in Section 4001(a)(3) of ERISA) or any multiple employer welfare arrangement (as defined in Section 3(40) of ERISA), (B) any plan, program, policy or arrangement required by any applicable Law or (C) any Benefit Agreement.
(b)     Section 3.10(b) of the Company Disclosure Letter sets forth, as of the date hereof, a complete and accurate list of each material Benefit Agreement. For purposes of this Agreement, “Benefit Agreement” means each employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination or other Contract between the Company or any Company Subsidiary, on the one hand, and any Company Personnel, on the other hand, and that is in effect or adopted or entered into as of the date hereof, other than any plan, program or arrangement required by any applicable Law.
(c)     With respect to each material Benefit Plan and material Benefit Agreement, the Company has provided or made available to Purchaser complete and accurate copies of (i) such Benefit Plan or Benefit Agreement, including any amendment thereto, or a summary thereof, (ii) each trust, insurance, annuity or other funding Contract related thereto (iii) a written description of each such Benefit Plan or Benefit Agreement if such plan or agreement is not set forth in a written document, (iv) if applicable, the most recently prepared actuarial report, (v) if applicable, the most recent summary plan description together with any summaries of all material modifications thereto, (vi) if applicable, the most recent IRS determination or opinion letter and (vii) if applicable, the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto) required to be filed with a Governmental Entity with respect thereto.

(d)     Each Benefit Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) has received a favorable determination letter from the IRS and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Benefit Plan. With respect to any such Benefit Plan, neither the Company nor any Company Subsidiary has engaged in a transaction in connection with which the Company or such Company Subsidiary reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.
(e)     (1) Each Benefit Plan and each Benefit Agreement (and any related trust or other funding vehicle) has been administered in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other applicable Laws, (2) all material contributions or other material amounts payable by the Company or a Company Subsidiary with respect to each Benefit Plan and Benefit Agreement in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles, and (3) there are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any Benefit Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or any Company Subsidiary.
(f)     Neither the Company nor any ERISA Affiliate has contributed (or had any obligation of any sort) in the last six (6) years to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of the Company Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.
(g)     In the last six (6) years, neither the Company nor any ERISA Affiliate has sponsored, maintained or contributed to or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any plan that is (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA or similar provision of foreign Law) or (ii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of 4063 of ERISA or similar provision of foreign Law.
(h)     Except as required by applicable Law, no Benefit Plan or Benefit Agreement provides retiree medical, life insurance or other post-retirement welfare benefits to any person, and neither the Company nor any Company Subsidiary has any obligation to provide such benefits.
(i)     None of the execution, delivery or performance of this Agreement or the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following the Closing Date) will

(i) entitle any Company Personnel to any material compensation or benefit under any Benefit Plan or Benefit Agreement, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefits or trigger any other material obligation under any Benefit Plan or Benefit Agreement, (iii) result in any breach or violation of or default under or limit the Company’s right to amend, modify or terminate any material Benefit Plan or material Benefit Agreement or (iv) result in any payment to any Company Personnel that would constitute an “excess parachute payment” under Section 280G of the Code.
(j)     Neither the Company nor any Company Subsidiary has any obligation to provide, and no Benefit Plan, Benefit Agreement or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.
(k)     Neither the Company nor any Company Subsidiary is a party to or otherwise bound by any collective bargaining agreements or other labor union Contracts and to the Knowledge of the Company, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any Company Subsidiary.
(l)     With respect to the Company or any Company Subsidiary, there is no pending or, to the Knowledge of the Company, threatened strike, slowdown, work stoppage or lockout.
(m)     The Company and the Company Subsidiaries are and since January 1, 2015, have been in compliance in all material respects with all applicable Laws relating to employment and employment practices, including Laws relating to labor, employment and employment practices, terms and conditions of employment, immigration, employee classification and wages, hours, meal and break periods, hiring, promotion, termination, workers’ compensation, occupational safety and health requirements, plant closings, withholding of taxes, employment discrimination, harassment, retaliation, disability rights or benefits, equal opportunity, equal pay, employee privacy, employee leave requirements, unemployment insurance and related matters (“Labor Laws”). Except as would not and would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries taken as a whole, the Company and the Company Subsidiaries (i) have paid the Company Personnel and their respective consultants or adequately accrued for in accordance with GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, officers, directors, managers or consultants on or prior to the date hereof and (ii) have properly classified their respective employees, officers, directors, managers, independent contractors and consultants as “employees” or “independent contractors” and as “exempt” or “non-exempt” for all purposes (including with respect to eligibility for minimum wage and overtime under the Fair Labor Standards Act of 1938, as amended). The Company and the Company

Subsidiaries are, and since January 1, 2015 have been, in compliance in all material respects with all documentation requirements of the Immigration Reform and Control Act of 1986, as amended, and the rules and regulations promulgated thereunder and no reserves have been taken for any such matters.
(n)     To the Knowledge of the Company, there is and has been no suit, action, claim, hearing, arbitration, investigation or other proceeding pending or threatened by any Company Personnel against the Company or any Company Subsidiary by or before any Governmental Entity with respect to such individual’s employment or services with the Company or any Company Subsidiary or otherwise in such individual’s capacity as a director, officer, employee or independent contractor of the Company or any Company Subsidiary, including any claim relating to the alleged violation of any Labor Law.
(o)     Since January 1, 2015, neither the Company nor any Company Subsidiary has effectuated (i) a “plant closing” (as defined under WARN or any similar state or local Law) affecting any site of employment or operating units within any site of employment or (ii) a “mass layoff” (as defined under WARN or any similar state or local Law) affecting any site of employment without complying in all material respects with WARN.
(p)     For the purposes of this Agreement, “Company Personnel” means any current or former director, officer, employee or independent contractor of the Company or any Company Subsidiary.
SECTION 3.11.     Litigation. There is no civil, criminal or administrative suit, action, claim, hearing, arbitration, investigation or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. There are no Judgments outstanding against the Company or any Company Subsidiary that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. There is no Judgment binding upon the Company or the Company Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice, any acquisition or disposition of property, or the conduct of the business currently conducted which would, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
SECTION 3.12.     Compliance with Applicable Laws. The Company and the Company Subsidiaries are, and since January 1, 2015 have been, in compliance with all applicable Laws, except for instances of non-compliance that, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. This Section 3.12 does not relate to matters with respect to Taxes, which are the subject of Section 3.09, employee benefits matters, which are the subject of Section 3.10, environmental matters, which are the subject of Section 3.13, or intellectual property matters, which are the subject of Section 3.16.
SECTION 3.13.     Environmental Matters. (a) (i) The Company and the Company Subsidiaries are, and since January 1, 2015 have been, in material compliance with applicable Environmental Laws, (ii) since January 1, 2015, the Company and the Company Subsidiaries have maintained or timely applied for, and are and have been in material compliance with, all Environmental Permits necessary to lawfully conduct their operations in the manner currently conducted, (iii) there are no claims, suits, actions, governmental investigations or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary alleging a violation of, or liability under, any Environmental Law, nor are there any Judgments pursuant to any Environmental Law outstanding against the Company or any Company Subsidiary, in each case, that would, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (iv) neither the Company nor any Company Subsidiary has released any Hazardous Substances into the soil or groundwater at, under or from any Company Leased Real Property or, to the Knowledge of the Company, any third party location where Hazardous Substances were disposed of by or on behalf of the Company or any Company Subsidiary under circumstances that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole and (v) neither the Company nor any Company Subsidiary is conducting any investigation or remediation of Hazardous Substances in the Environment at any Company Leased Real Property or any third party location where Hazardous Substances were disposed of by or on behalf of the Company or any Company Subsidiary under circumstances that would, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
SECTION 3.14.     Governmental Authorizations. The Company and each Company Subsidiary maintain each authorization, license, permit, franchise, certificate, registration, waiver or other approval issued or granted by or under the authority of any Governmental Entity or pursuant to any Law necessary to lawfully conduct and operate their business in the manner it is currently conducted (the “Governmental Authorizations”) except for instances of non-compliance that, individually or in the aggregate, would not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Section 3.14 of the Company Disclosure Letter sets forth a true, correct and complete list of the Governmental Authorizations. Each such Governmental Authorization is valid and in full force and effect. The Company and each Company Subsidiary are, and since January 1, 2015 have been, in compliance with all such Governmental Authorizations except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Since January 1, 2015, none of the Company or any Company Subsidiary has received a written notice or other written or, to the Knowledge of the Company, oral communication from any

Governmental Entity regarding (i) any actual or alleged violation of or failure to comply with any term or requirement of such Governmental Authorization or (ii) any actual, proposed, or potential revocation, suspension, cancellation or termination of, or modification to any such Governmental Authorization, in each case that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
SECTION 3.15.     Material Contracts. (a) Section 3.15(a) of the Company Disclosure Letter lists each of the following contracts and agreements to which the Company or any Company Subsidiary is party or is bound as of the date hereof, excluding the Benefit Plans and Benefit Agreements and any Government Contract (other than as set forth in Section 3.15(a)(xiv) below) (such contracts and agreements, “Material Contracts”):
(i)    any management, service, consulting or other similar Contract which is reasonably likely to require payments to the Company in the current fiscal year in excess of $500,000;
(ii)    any management, service, consulting or other similar Contract which is reasonably likely to require payments to any person (other than the Company or any Company Subsidiary) in excess of $2,000,000 over the remaining term of such Contract;
(iii)     any partnership, joint venture or similar Contract involving the sharing of any significant portion of the revenues or profits of the Company or any of the Company Subsidiaries with a third party (other than subcontractor arrangements in the ordinary course of business);
(iv)     any Contract relating to a pending acquisition or disposition (whether by acquisition, sale of stock, sale of asset, merger or otherwise) of any business or any corporation, partnership, joint venture, association or other business organization or division thereof or any material amount of assets in any case providing for consideration in excess of $500,000;
(v)    any Contract containing any covenant not to compete or restricting the development, marketing or distribution of the services of the business of the Company and the Company Subsidiaries that limits in any material respect the conduct of the business as currently conducted (excluding covenants restricting the solicitation of employees);
(vi)     any Contract that requires the Company or any Company Subsidiary to purchase its minimum or total requirements of any product or service from a person or that contains “take or pay” provisions which, individually, is in excess of $100,000;

(vii) any Contract pursuant to which the Company or any Company Subsidiary has (A) granted pricing or other terms to a person on a “most favored nation” or similar basis (B) agreed to deal with a person on an exclusive basis or (C) granted to any person any right of first refusal, right of first offer or similar rights with respect to any material property rights or business opportunities;
(viii) any Contract with any person providing for an unexpired obligation to indemnify any person with respect to liabilities relating to the business, other than the constitutive documents of Sellers and any of their subsidiaries, and marketing agreements, licenses, leases and other commercial agreements entered into in the ordinary course of business consistent with past practice;
(ix)     any Contract for Indebtedness (other than (i) accounts payable with respect to purchase Contracts and orders in the ordinary course of business consistent with past practice and (ii) Contracts pursuant to which the Company or any Company Subsidiary has repayment or other payment obligations following the date of this Agreement in an amount less than $5,000,000) and any mortgage, security agreement, guarantee, pledge agreement or similar Contract providing for any Lien (other than Permitted Liens) on any of assets of the Company or any Company Subsidiary and that secures Indebtedness;
(x)    any Company Intangible Contract with respect to or affecting any material Intangible;
(xi)     any Contract relating to the making or guaranteeing of any loan by the Company or any Company Subsidiary, except for advances to employees for normal reimbursable business expenses made in the ordinary course of business consistent with past practice (and other than to any Seller);
(xii) any Contract between or among the Company or any Company Subsidiary, on the one hand, and any affiliate, officer, director or manager of any of the Company or any Company Subsidiary, on the other hand, that was not negotiated or entered into on an arm’s-length basis;
(xiii) any Contract (other than this Agreement) with Sellers or any (A) affiliate of Sellers (other than the Company or a Company Subsidiary), (B) any current or former director or executive officer of any Seller or affiliate of such Seller or (C) any member of the immediate family of any of the foregoing;
(xiv) any active Government Contract which required payments to the Company in the fiscal year ended December 31, 2017 in excess of $7,500,000; and
(xv) any other Contract (other than any Benefit Plan or Benefit Agreement), not otherwise covered by clauses (i) through (xiv) of this

Section 3.15(a) that is reasonably likely to require payments by or to the Company or any Company Subsidiary following the date hereof in excess of $1,000,000 during any fiscal year, or $5,000,000 over the remaining term of any such Contract.
(b) (i) Member Representative or the Company has heretofore made available to Purchaser true and complete copies of each Material Contract; and
(ii)    each Material Contract (x) constitutes a valid and binding obligation of the Company or the Company Subsidiary party thereto, as the case may be, and, to the Knowledge of the Company, the other parties thereto, and (y) assuming such Material Contract is a valid and binding obligation of and enforceable against the other parties thereto, is enforceable against the Company or such Company Subsidiary, as the case may be, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at Law or in equity).
(c) Other than as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, none of the Company, the Company Subsidiaries or, to the Knowledge of the Company, any other party to any Material Contract is in breach or violation of, or default under, or has repudiated any provision of, any Material Contract, nor has any event occurred that with the lapse of time, or the giving of notice, or both, would constitute a default under any Material Contract.
SECTION 3.16.     Intellectual Property Rights. (a) The Company and the Company Subsidiaries own or have the right to use all material Intangibles necessary to conduct the business of the Company and the Company Subsidiaries as conducted as of the date of this Agreement. To the Knowledge of the Company, as of the date hereof, the Company Owned Intangibles are not materially being infringed, misappropriated or otherwise violated by any third party. Since January 1, 2015, neither the Company nor any Company Subsidiary has sent any written notice to any third party alleging that such third party is infringing, misappropriating or otherwise violating any material Company Owned Intangible. To the Knowledge of the Company, the Company and the Company Subsidiaries, including their products and services and the use or other exploitation thereof, conduct of their businesses and use and other exploitation of Intangibles, are not infringing, misappropriating, or otherwise violating any third party’s right, title or interest in any material Intangibles, and have not, since January 1, 2015, infringed, misappropriated or otherwise violated any third party’s right, title or interest in any material Intangibles.
(b)     The Company and the Company Subsidiaries have enforceable licenses to use all material Intangibles used in or necessary to conduct the businesses of the Company and the Company Subsidiaries, other than as to any Company Owned

Intangibles. The Company or a Company Subsidiary is the sole and exclusive owner of all right, title and interest in and to all material Company Owned Intangibles, free and clear of all Liens (except for Permitted Liens). Without limiting the generality of the foregoing, each current or former employee, consultant and contractor who develops or has developed any material Intangibles for or on behalf of the Company or any Company Subsidiary (including as for or on behalf of any of their customers) has executed and delivered to the Company or such Company Subsidiary a Contract substantially on the Company’s or such Company Subsidiary’s applicable standard form that has been made available to Purchaser that: (i) validly assigns to the Company or such Company Subsidiary all such Intangibles, and waives, to the maximum extent allowable by applicable Law, any retained rights therein that cannot be so assigned; and (ii) obligates such employee, consultant or contractor not to use or disclose any confidential or proprietary information of the Company or any Company Subsidiary (or of third parties that has been disclosed to the Company or any Company Subsidiary under an obligation of confidentiality), except as explicitly authorized by the Company or any Company Subsidiary. Assigned Materials developed for any customer are not used or referred to in the research, design or development of any Company Core Intangibles or Assigned Materials prepared for any other customer.
(c)     Section 3.16(c) of the Company Disclosure Letter lists all Registered Company Owned Intangibles, in each case listing, as applicable, the application and registration numbers, the jurisdictions where such Intangible is Registered or where applications have been filed and the name of the current owner. All material Registered Company Owned Intangibles are in full force and effect and, to the Knowledge of the Company, are valid and enforceable (other than any pending applications filed by or on behalf of the Company and the Company Subsidiaries to register any Intangibles, which such applications are active and pending) and have been filed, prosecuted and maintained by the Company and the Company Subsidiaries in compliance with applicable Law. (i) There are no pending or, to the Knowledge of the Company, threatened claims against the Company or any Company Subsidiary alleging that the operation of its business materially infringes, violates or misappropriates the Intangibles of any third party and (ii) there is no challenge, interference or opposition, petition to cancel, reissue, reexamination, cancellation, inventorship challenges, proceeding, objection or other claim pending in writing or, to the Knowledge of the Company, threatened concerning the ownership, validity, registerability, enforceability, infringement or use of any material Company Owned Intangibles and, to the Knowledge of the Company, there is and there is no reasonable basis for any such claim (in either sub-part (i) or (ii)). The Company and the Company Subsidiaries have taken commercially reasonable measures to maintain and protect the confidentiality of the Trade Secrets included in the Company Owned Intangibles.
(d)     With respect to all Company IT Assets owned or purported to be owned by the Company or any Company Subsidiary, the Company and the Company Subsidiaries have implemented and maintained, and with respect to Company IT Assets owned by a third party, the Company and the Company Subsidiaries have contractually obligated the appropriate third party to implement and maintain, in each case, consistent with industry practices, the contractual obligations and other obligations of the Company and the Company Subsidiaries, including all statutory and regulatory requirements to which the Company or any Company Subsidiary is subject (including any applicable Federal Acquisition Regulation (“FAR”) and any applicable agency-specific FAR supplement such as a Defense Federal Acquisition Regulation Supplement (“DFARS”)), security and other measures reasonably necessary to protect the Company IT Assets from unauthorized access, unauthorized use and security breaches. To the Knowledge of the Company, there have been no intrusions or breaches of the security of any Company IT Assets and the Company owns or has valid and enforceable rights to all Company IT Assets. The Company IT Assets are adequate and sufficient in all material respects (including with respect to working condition and capacity) for the operations of the Company and the Company Subsidiaries. Since January 1, 2015, there has been no failure with respect to any Company IT Assets that has had a material effect on the operations of the Company or any of the Company Subsidiaries. The Company has implemented reasonable backup and disaster recovery technology consistent with industry practices for the data and information material to any of the businesses of the Company and the Company Subsidiaries.
(e)     None of the Software owned by the Company or any Company Subsidiary contains any shareware or is subject to the terms or conditions of any “open source” license (including but not limited to any General Public License) that requires or imposes on the Company or any Company Subsidiary any obligation with respect to any compulsory disclosure or licensing of Intangibles or Software that is owned by the Company or any Company Subsidiary at no cost, including but not limited to any GNU or GPL libraries or code, and further, to the Knowledge of the Company, the Company and the Company Subsidiaries are in compliance in all material respects with all terms and conditions of all “open source” licenses.
(f)     No government funding and no facilities of a university, college, other educational institution or research center have been used in the development of any material Company Owned Intangibles or otherwise used by or on behalf of the Company or any of the Company Subsidiaries in the development of any material Intangibles, other than Assigned Materials developed for such person. All material Software and other Intangibles and tangible and intangible embodiments thereof delivered by the Company or any Company Subsidiary to any Governmental Entity in performance of any Contract with any Governmental Entity, including such technical data, Software and Software documentation, has included the proper restrictive legends, such as “Restricted Rights,” “Government Purpose Rights,” “Limited Rights” or “Special License Rights,” within the meaning of the FAR and DFARS.
(g)     The Company and the Company Subsidiaries have collected, stored, transferred, used, created and otherwise processed information in compliance in all material respects with applicable data protection, privacy and data security Laws and policies. There is no material claim pending or, to the Knowledge of the Company, threatened against the Company or the Company Subsidiaries and there is no reasonable basis for any such claim, regarding any violation of or noncompliance with such Laws and policies.
SECTION 3.17.     Insurance. The Company has delivered or made available to Purchaser true and accurate copies of all material insurance policies or binders covering the Company or any Company Subsidiary or otherwise related to the conduct of the business of the Company or the assets, employees, officers or directors of the Company and the Company Subsidiaries as in effect on the date hereof (collectively, the “Company Insurance Policies”). All such policies are in full force and effect and all premiums with respect thereto have been paid. Neither the Company nor any Company Subsidiary is in breach of, or default in any material respect under, and no notice of cancellation or termination has been received in respect of any Company Insurance Policies.
SECTION 3.18.     Brokers. No broker, investment banker, financial advisor or other person, other than Houlihan Lokey Capital Inc., Robert W. Baird & Co. Incorporated and SunTrust Robinson Humphrey, Inc., the fees and expenses of which will be paid (directly or indirectly) by Sellers, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.
SECTION 3.19.     Transactions with Related Parties. Section 3.19 of the Company Disclosure Letter sets forth a list of all agreements, arrangements and any other commitments or relationships between the Company or any Company Subsidiary, on the one hand, and any Seller or any affiliate thereof, any current or former director or executive officer of any Seller or affiliate thereof or any member of the immediate family of any of the foregoing, on the other hand. To the Knowledge of the Company, no Seller or any affiliate thereof (other than Mr. Schulien): (i) has had material business dealings or a material financial interest in any transaction with the Company or any Company Subsidiary, (ii) owns, directly or indirectly, any interest in any material asset or other property used in or held for use in the business of the Company or any Company Subsidiary (other than Membership Interests), (iii) is a supplier or customer of the Company or any Company Subsidiary or serves as an officer, director or employee thereof or (iv) has any cause of action or other claim against the Company or any Company Subsidiary except for claims of employees and claims related to tax distributions in the ordinary course of business consistent with past practice; provided that clause (i) shall not apply to any Seller or any affiliate thereof whose business dealings or material financial interest in any transaction with the Company or any Company Subsidiary is through its passive ownership of the equity interests in a third party. To the Knowledge of the Company and the Sellers, no Seller (other than Mr. Anthony Schulien) or any affiliate thereof is engaged in competition with the Company or any Company Subsidiary, other than any portfolio company of any investment fund or vehicle affiliated with or managed by LG ECSF L.P. Neither the Company nor any Company Subsidiary is indebted or otherwise obligated to any Seller or any affiliate thereof, except for amounts due under normal arrangements applicable to all employees generally as to salary or reimbursement of ordinary business expenses and no Seller or affiliate thereof is indebted or otherwise obligated to the Company or any Company Subsidiary. Other than any disbursements, payments or other amounts due to any Seller pursuant to this Agreement, the Seller Cooperation Agreement or the Company LLC Agreement, the consummation of the Transactions will not (either alone or upon the occurrence of any act or event, or with the lapse of time, or both) result in any benefit or payment (whether severance or otherwise) arising or becoming due from the Company or any Company Subsidiary or the successor or assign of any thereof to any Seller or affiliate thereof .
SECTION 3.20.     Takeover Provisions. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s or any Company Subsidiary’s organizational documents is applicable to the Company, the Membership Interests or the Transactions.
SECTION 3.21.     Accounts Receivable. All the accounts receivable and other receivables as of the date of this Agreement constitute, and as of the Closing Date shall constitute, valid claims arising from bona fide transactions of the Company and the Company Subsidiaries and in favor of the Company and the Company Subsidiaries, and, to the Knowledge of the Company, there are no claims, refusals to pay or other rights of set-off against any thereof other than such as have arisen or will arise in the ordinary course of business consistent with past practice and for which adequate reserves have been established to the extent required by GAAP.
SECTION 3.22.     Government Contracts. (a) No currently effective Government Contract and none of the outstanding bids for Government Contracts were or are for Contracts designated by the procuring Governmental Entity as a “small business set aside contract,” any other “set aside contract” or other Contract requiring small business or other special status.
(b)     The Company and the Company Subsidiaries, have complied in all material respects with the requirements of all applicable Laws, certification and disclosure requirements, and administrative orders pertaining to any Government Contract, including: (A) the Truth in Negotiations Act of 1962, as amended; (B) the Anti-Kickback Act; (C) the Byrd Amendment; (D) the Arms Export Control Act; (E) the International Traffic in Arms Regulations; (F) the Export Administration Regulations; (F) the Service Contract Labor Standards (formerly known as the Service Contract Act of 1965); (G) the Procurement Integrity Act, as amended; (H) the Office of Federal Procurement Policy Act; (I) the FAR; (J) the Lobbying Disclosure Act; (K) False Claims Act; (L) the False Statements Act; (M) the Program Fraud Civil Remedies Act; (N) price reductions pursuant to the clause set forth at General Services Administration Acquisition Manual Section 552.238-75 Price Reductions and any predecessor clause; (O) the General Services Administration Commercial Sales Practice Chart known as the CSP-1;

and (P) the Major Fraud Act, and other federal or state Laws or regulations relating to false claims, false statements, fraud, bribery, giving of gratuities or conflicts of interest, and since January 1, 2015 none of the Company nor any Company Subsidiaries, has received any written notice of any administrative, civil or criminal suit, action, claim, hearing, investigation, audit or other proceeding by any Governmental Entity alleging any violation of the aforementioned laws.
(c)     Since January 1, 2015, neither the Company nor any Company Subsidiary has received any written notice or, to the Knowledge of the Company, oral termination for default, in whole or in part, cure notice or show cause notice, stop work order or deficiency or similar notice based on the performance by the Company or Company Subsidiary under a Government Contract.
(d)     Except as would not, individually or in the aggregate, reasonably be likely to be material to the Company and the Company Subsidiaries, taken as a whole, and since January 1, 2015, none of the Company or any of the Company Subsidiaries or any of their respective directors, manager, officers or employees, and to the Knowledge of the Company, no subcontractor or vendor of the Company or any of the Company subsidiaries (i) is or has been debarred or suspended, or proposed for debarment, from participation in the award of any contract or subcontracts for or with any Governmental Entity, (ii) has received written notice of actual or proposed debarment or suspension from participation in the award of any contract or subcontracts for or with any Governmental Entity or (iii) is or was, the subject of a finding of non-responsibility or ineligibility for Government Contracts (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements).
(e)     (i) No Seller nor any of the Company’s or any Company Subsidiaries’ respective directors, manager, officers or employees is or, since January 1, 2015 has been civilly charged or indicted or, to the Knowledge of the Company, under any administrative, civil or criminal investigation, by any Governmental Entity; (ii) there is not pending, and since January 1, 2015, has not been pending, any suit, action, claim, hearing, arbitration or, to the Company’s knowledge investigation or other proceeding related to the Company’s or any Company Subsidiary’s directors, manager, officers or employees resulting in a material adverse finding with respect to any alleged misrepresentation arising under or relating to any Government Contract; and (iii) since January 1, 2015, neither the Company nor any Company Subsidiary has made any written voluntary disclosure to any Governmental Entity with respect to any alleged irregularity or misstatement arising under or relating to a Government Contract.
(f)     Since January 1, 2015, there has not been outstanding, any claim (as that term is interpreted pursuant to the Contract Disputes Act of 1978, 41 U.S.C. §§ 7101 - 7109) against or by the Company or any Company Subsidiary or request for non-routine equitable adjustment by or to any Governmental Entity or by any prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract. Since January 1, 2015, there have not been any disputes (as that term is interpreted pursuant to the Contract Disputes Act of 1978, 41 U.S.C. §§ 7101 - 7109) between either Company or any Company Subsidiary and any Governmental Entity under the Contract Disputes Act of 1978, as amended, arising under or relating to any such Government Contract.
(g)     To the Knowledge of the Company, there are and since January 1, 2015, there has been no suit, action, claim, hearing, arbitration, or other proceeding, or, to the Knowledge of the Company, investigation, by a Governmental Entity against the Company or any Company Subsidiaries for any of the following: (i) FAR and/or Cost Accounting Standard noncompliance; (ii) unallowable costs as defined in the FAR at Part 31, including those that may be included in indirect cost claims for prior years that have not yet been finally agreed to by the Defense Contract Audit Agency and/or the Administrative Contracting Officer; or (iii) any other monetary claims relating to the performance or administration by the Company or any Company Subsidiaries of any Government Contract to which they have been a party, in each case, that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(h)     The Company, the Company Subsidiaries and their respective directors, manager, officers or employees hold all security clearances necessary for the operation of the business of the Company and the Company Subsidiaries as presently conducted. Neither the Company nor any Company Subsidiaries have received any written or, to the Knowledge of the Company, oral notice that any such clearances will be suspended or withdrawn. The Company and the Company Subsidiaries have conducted their operations in a manner consistent with their obligations under its security clearances.
(i)     There is no fixed-price Government Contract that, to the Knowledge of the Company, the Company or any of the Company Subsidiaries have entered into or are otherwise obligated to perform and for which performance has not been completed, final payment has not been received, or warranty, support, or maintenance obligations have been retained, where the costs to the Company or the Company Subsidiaries, as applicable, of completing performance of the fixed price component of the Government Contract or fulfilling all contractual obligations, have exceeded or, are reasonably expected to exceed, the fixed price amount of the Government Contract and any cost accruals made by the Company that are not, in the aggregate, material (i.e., the Company is in a loss position or expects to incur a loss with respect to the fixed price component of the Contract or subcontract in excess of accrued amounts that are not, in the aggregate, material). For the purposes of this Section, the term “costs” means all costs attributable to a particular Contract in accordance with the FAR or GAAP consistent with the past practice, including all allocations of allowable general and administrative expenses to such Contract or subcontract, and the term “fixed price” with respect to Government Contracts includes the following: firm-fixed-price Contracts; fixed-price Contracts with economic price adjustment; fixed-price incentive Contracts; fixed-price Contracts with prospective price redetermination, fixed-ceiling price Contracts with retroactive price redetermination; firm-fixed-price, level-of-effort term Contracts; all General Services Administration schedule Contracts or other agency multiple award schedule Contract of a fixed price nature; and all variations or combinations of the above listed contract types.
(j)     To the Knowledge of the Company, there is no provision of any Government Contract preventing the continued performance of such Government Contract following the Closing Date as a result of or by reason of this Agreement or the consummation of the Transactions, subject to giving notices set forth on Section 3.05(b) of the Company Disclosure Letter or obtaining consents of third parties under Government Contracts which are subcontracts.
(k)     Section 3.22(k) of the Company Disclosure Letter sets forth a true and correct listing of all material property or equipment furnished to the Company and any Company Subsidiaries prior to the date hereof by any Governmental Entity or any other customer that has not been returned to such customer and all such returned property or equipment is properly accounted for and in the possession of the Company or the Company Subsidiaries, as applicable. All such property and equipment is in normal operating condition and state of repair, reasonable wear and tear excepted.
(l)     The U.S. government has no greater than Restricted Rights (as defined in 48 C.F.R. Subpart 27.4) or Limited Rights (as defined in 48 C.F.R. Subpart 27.4) in the Intangibles of Company or any of the Company Subsidiaries, and any such rights do not materially and adversely affect the continued operation of the business of the Company or the Company Subsidiaries immediately after the Closing. The U.S. government has not objected to or otherwise challenged in writing or, to the Knowledge of the Company, orally, any assertions made by the Company or the Company Subsidiaries with respect to their technical data and computer software. All Intangibles in which the U.S. government has any rights have been properly identified and marked to assert such rights and limitations. The Company and the Company Subsidiaries have provided to the U.S. government no greater rights to use third-party materials or Intangibles than have been granted to the Company or the Company Subsidiaries.
SECTION 3.23.     Products Liability. (a)  Since January 1, 2015, the Company and the Company Subsidiaries have not received any written notice or demand regarding any suit or any material action, claim, hearing, arbitration, investigation or other proceeding from, by or before any Governmental Entity relating to any product designed, formulated, manufactured, processed, installed, shipped, delivered or sold by the Company or any Company Subsidiary or any services provided by the Company or any Company Subsidiary (a “Product”), and no material suit, action, claim, hearing, arbitration, investigation or other proceeding involving a Product is pending or, to the Knowledge of the Company, threatened. Since January 1, 2015, there has not been, nor has the Company or any Company Subsidiary determined to make, any Product recall or post-sale warning of a material nature conducted by or on behalf of the Company or any Company Subsidiary concerning any Product.

(b)     Since January 1, 2015, there have been no material claims in writing alleging any breach of warranty or failure of any Product of the Company or any Company Subsidiary to meet in any material respects applicable specifications or contractual commitments, excluding any and all requests for Product returns in the ordinary course consistent with the past practice.
Section 3.24.     Prior Acquisitions Amounts Owed. The Company and the Company Subsidiaries have paid in full all amounts owed to any third party in respect of any earn-out, contingent consideration, retention payment or any other obligations in respect of the post-closing adjustment of the purchase price (for the avoidance of doubt, excluding any indemnity claim that might be deemed a post-closing adjustment of the purchase price) of any of the acquisitions set forth on Section 3.24. of the Company Disclosure Letter.
Section 3.25.     Exclusivity of Representations. The representations and warranties made by the Company in this Article III are the exclusive representations and warranties made by the Company. The Company hereby disclaims any other express or implied representations or warranties. The Company is not, directly or indirectly, making any representations or warranties regarding any financial projections of the Company or any Company Subsidiary.
ARTICLE IV

Representations and Warranties of Purchaser
Purchaser represents and warrants to Sellers and the Company as follows:
Section 4.01.     Organization, Standing and Power. (a) Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized. Purchaser has full corporate power and authority to conduct its business as presently conducted.
(b)     Purchaser possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, would not reasonably be expected to prevent Purchaser from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement. Purchaser and each of its subsidiaries is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary, except where the failure to be so qualified would, individually or in the aggregate, not reasonably be expected to prevent Purchaser from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement.

Section 4.02.     Authority; Execution and Delivery; Enforceability. Purchaser has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Adjustment Escrow Agreement, the Indemnity Escrow Agreement and the Ancillary Documents and to consummate the Transactions. The execution and delivery by Purchaser of, and the performance of its obligations under, this Agreement, the Adjustment Escrow Agreement, the Indemnity Escrow Agreement and the Ancillary Documents and the consummation by Purchaser of the Transactions have been duly authorized by all necessary corporate action on the part of Purchaser. Purchaser has duly executed and delivered this Agreement, and will duly execute and deliver the Adjustment Escrow Agreement, the Indemnity Escrow Agreement and the other Ancillary Documents to which it is a party and this Agreement constitutes, and the Adjustment Escrow Agreement, the Indemnity Escrow Agreement and the other Ancillary Documents to which it is a party when executed and delivered will constitute, in each case, its legal, valid and binding obligation, enforceable against it in accordance with its terms. No vote of holders of any class or series of capital stock of Purchaser is required in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the Transactions.
Section 4.03.     No Conflicts; Consents. (a) The execution and delivery by Purchaser of, and the performance of its obligations under, this Agreement, the Adjustment Escrow Agreement, the Indemnity Escrow Agreement and the Ancillary Documents, do not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, in the case of clause (ii) below, after giving effect to the consummation of the transactions contemplated by the Debt Commitment Letter, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Purchaser or any of its subsidiaries under, any provision of (i) the charter or organizational documents of Purchaser or any of its subsidiaries, (ii) any Contract to which Purchaser or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.03(b), any Judgment or Law applicable to Purchaser or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, would not reasonably be expected to prevent Purchaser from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement.
(b)     No Consent of, or registration, declaration or filing with or Governmental Authorization from, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the Transactions other than (i) compliance with and filings under the HSR Act, (ii) such filings as may be required in connection with the Transfer Taxes and (iii) such other items (A) that may be required under any applicable foreign Law,

(B) required solely by reason of the participation of the Company or Sellers (as opposed to any third party) in the Transactions or (C) that, individually or in the aggregate, would not reasonably be expected to prevent Purchaser from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement.
Section 4.04.     Brokers. No broker, investment banker, financial advisor or other person, other than Wells Fargo Securities and American Discovery Capital, the fees and expenses of which will be paid by Purchaser, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser.
Section 4.05.     Capital Resources. Purchaser has accepted and provided to the Company a true, correct and complete copy of the executed debt commitment letter, dated on or prior to the date hereof, among Purchaser, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (as amended, modified or replaced, including all exhibits, schedules and annexes attached thereto, collectively, the “Debt Commitment Letter”) and the fee letters referred to therein (such fee letters, the “Debt Fee Letters” and, together with the Debt Commitment Letter, the “Debt Commitment Documents”), each of which has been redacted with respect to the fees, expenses, pricing and certain other economic terms and sublimits (including market flex) that do not affect the conditionality, enforceability, availability at Closing or amount at Closing of the Debt Financing. Pursuant to the terms of the Debt Commitment Documents, Wells Fargo Bank, National Association has committed, upon the terms and subject to the conditions thereof (including, without limitation, the market flex provisions thereof), to lend the amounts set forth therein for purposes including the financing of the Transactions and related fees and expenses (the “Debt Financing”). As of the date hereof, no Debt Commitment Document has been amended, restated or otherwise modified or waived in any manner prohibited by Section 6.14 of this Agreement, except, in each case, with the prior written consent of the Member Representative (such consent not to be unreasonably withheld, delayed or conditioned), and to the Knowledge of Purchaser, no such amendment, restatement, modification or waiver is contemplated; and the commitments contained in the Debt Commitment Letter have not been withdrawn, modified or rescinded in any respect. The Debt Commitment Letter constitutes the valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, and, to the Knowledge of Purchaser, the valid and legally binding obligation of the Debt Financing Sources party thereto to provide the Debt Financing subject only to the satisfaction or waiver of the conditions precedent set forth in the Debt Commitment Letter, and, in each case, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, receivership or similar laws relating to or affecting creditors’ rights generally or by general principles of equity. There are no conditions precedent or contingencies related to the funding of the full amount of the Debt Financing other than as set forth in the Debt Commitment Documents, and other than the terms of the Debt Financing set forth in Debt Fee Letters, there are no side letters or other contracts or arrangements (oral or written) related to the Debt Financing. As of the date of this Agreement, to the Knowledge of Purchaser, no event has occurred which, with or without notice, lapse of time or both, (i) would or would reasonably be expected to constitute a default or breach on the part of Purchaser or any of the other parties to the Debt Commitment Documents under any term of the Debt Commitment Documents which would be reasonably likely to result in any portion of the Debt Financing contemplated to be available at the Closing to be unavailable at Closing or (ii) assuming the satisfaction of the conditions contained in Sections 7.01 and 7.02 hereof, otherwise would be reasonably likely to result in any portion of the Debt Financing contemplated to be available at the Closing to be unavailable at Closing. As of the date of this Agreement, assuming the satisfaction of the conditions contained in Sections 7.01 and 7.02 hereof, Purchaser has no reason to believe that it or any of the other parties to the Debt Commitment Documents will be unable to satisfy on a timely basis any term or condition to the Debt Commitment Documents or that any portion of the Debt Financing to be made available thereunder at Closing will otherwise not be available to Purchaser on a timely basis to consummate the Transactions. The net proceeds contemplated from the Debt Financing to be funded at Closing, when funded in accordance with the Debt Commitment Documents, will, in the aggregate, together with all cash and cash equivalents of Purchaser, be sufficient on the Closing Date for Purchaser to satisfy all of Purchaser’s payment obligations that are due at Closing under this Agreement, including payment of all related fees and expenses payable at Closing by Purchaser in connection with the Transactions and all the obligations payable at Closing under Article I. Purchaser has fully paid all commitment fees or other fees required to be paid on or before the date of this Agreement pursuant to the Debt Commitment Documents.
Section 4.06.     Litigation. There is no civil, criminal or administrative suit, action, claim, hearing, arbitration, investigation or other proceeding pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of its subsidiaries that would, individually or in the aggregate, reasonably be expected to prevent Purchaser from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement. There are no Judgments outstanding against Purchaser or any of its subsidiaries that would, individually or in the aggregate, reasonably be expected to prevent Purchaser from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement. Purchaser is not a party to or subject to the provisions of any Judgment that would, individually or in the aggregate, reasonably be expected to prevent Purchaser from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement.
Section 4.07.     Solvency. Assuming (i) the satisfaction or waiver of all of the conditions set forth in Sections 7.01 and 7.02 (other than those conditions that, by their nature, are to be satisfied at the Closing but subject to the satisfaction or waiver thereof), (ii) the accuracy of the representations and warranties set forth in Article II and Article III, and after giving effect to the Transactions and the satisfaction of all of Purchaser’s obligations under this Agreement, including the obligations under Article I and Section 6.08, and the payment of all other amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses (iii) the most recent financial forecasts of the Company made available to Purchaser have been prepared in good faith upon assumptions that were and continue to be reasonable and (iv) performance by Sellers, the Company and the Company Subsidiaries of their respective obligations hereunder, Purchaser and its subsidiaries will be, on a consolidated basis, Solvent as of the Closing and immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent”, when used with respect to any person, means that, as of any date of determination, (a) its financial condition is such that the present “fair saleable value” of its assets is greater than the amounts required to pay its probable liability on its existing debts as they mature, (b) such person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date or (c) such person will be able to pay its liabilities (including contingent and other liabilities) as they mature. For purposes of the foregoing definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities (including contingent and other liabilities) as they mature” means that such person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.
Section 4.08.     Purchaser’s Due Diligence. (a)  Purchaser acknowledges that, except for the matters that are expressly covered in Article II or Article III, neither Sellers nor the Company have made any other representation or warranty and Purchaser is conducting its own investigation and analysis in entering into this Agreement, the Adjustment Escrow Agreement, the Indemnity Escrow Agreement and the Ancillary Documents, which are the product of arm’s-length negotiations. Purchaser is an informed and sophisticated participant in the Transactions, the Adjustment Escrow Agreement, the Indemnity Escrow Agreement and the Ancillary Documents and has undertaken such investigation, and has been provided with and has evaluated such documents and information, as it has deemed necessary in connection with the execution, delivery and performance of this Agreement.
(b)     Except as expressly set forth in Article II and Article III of this Agreement and any Ancillary Document, Purchaser acknowledges and agrees that:
(i)    it is acquiring (A) the Company without any representation or warranty, express or implied, including any representation or warranty as to the merchantability, suitability or fitness for any particular purpose of the Company or any Company Subsidiary, in each case by the Company, the Sellers, or any of its or their Representatives, and (B) the Company and each Company Subsidiary on an “as is” condition and on a “where is” basis; and
(ii)    no representation or warranty has been made regarding any information, whether written or oral, including any information, documents or material made available to it or its Representatives in connection with the

Transactions or any financial projections of the Company or any Company Subsidiary.
ARTICLE V

Covenants Relating to Conduct of Business
Section 5.01.     Operation of the Business of the Company and the Company Subsidiaries. (a) Except as contemplated by this Agreement, as expressly set forth in Section 5.01(a) of the Company Disclosure Letter or with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), between the date of this Agreement and the Closing Date, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course of business consistent with past practice and in substantially the same manner previously conducted, and shall use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees, and maintain its relations with suppliers, customers, licensors and others having business relationships with it so that its goodwill and ongoing business shall be unimpaired on the Closing Date. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01 of the Company Disclosure Letter, or required by applicable Law or otherwise specifically contemplated by this Agreement, between the date of this Agreement and the Closing Date, the Company shall not, and shall not permit any Company Subsidiary to, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), take any of the following actions:
(ii)    in the case of the Company, (A) split, combine or reclassify any of its membership interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for membership interests or other equity interests in the Company or (B) purchase, redeem or otherwise acquire any membership interests or any other equity interests in the Company or any other securities thereof or any rights, warrants or options to acquire any such interests or other securities;
(iii)    issue, transfer, sell or otherwise dispose of (A) any of its membership interests or other equity interests in the Company or any Company Subsidiary other than issuances, transfers, sales or dispositions of equity interests of Company Subsidiaries to the Company or another Company Subsidiary, (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such membership interests or other equity interests, Voting Company Debt, voting securities or convertible or exchangeable securities or (D) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units;

(iv)    amend the Company Certificate of Formation, Company LLC Agreement or other comparable formation or organizational documents of the Company Subsidiaries;
(v)    acquire (A) by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except, in the case of this clause (B), purchases of assets in the ordinary course of business consistent with past practice;
(vi)    except (A) as required pursuant to the terms of any Benefit Plan, Benefit Agreement or other written agreement in each case as in effect on the date of this Agreement, (B) as required to comply with applicable Law or GAAP or (C) as permitted by this Agreement, (1) grant to any Company Personnel any increase in compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination except (x) for employees who are not officers, increases in annual salary or wage rate in the ordinary course of business consistent with past practice that do not exceed ten percent (10%) individually or two percent (2%) in the aggregate, (y) payment of annual bonuses for completed periods based on actual performance in the ordinary course of business consistent with past practice and (z) establishment of annual bonus targets and opportunities in respect of the fiscal year ended December 31, 2018 in the ordinary course of business consistent with past practice, (2) establish, adopt, enter into or amend any material Benefit Plan or Benefit Agreement, (3) grant any new awards, or amend or modify the terms of any outstanding awards, under any Benefit Plan or Benefit Agreement, (4) take any action to accelerate any rights or benefits, or make any material determinations, under any Benefit Plan or Benefit Agreement, (5) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or Benefit Agreement that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (6) forgive any loans to any Company Personnel, (7) hire any executive officer or (8) terminate the employment of any executive officer other than for cause; provided, however, that the foregoing clauses (1), (2) and (3) shall not restrict the Company or the Company Subsidiaries from entering into or making available to newly hired employees whose hiring is not prohibited under clause (7) or to non-officer employees in the context of promotions or increased responsibilities based on job performance or workplace requirements (in each case in the ordinary course of business), plans, agreements, benefits and compensation arrangements (including incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions or employees with similar levels of responsibility;

(vii)    become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;
(viii)    make any change in financial accounting methods, principles or practices affecting, other than to a de minimis extent, the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may be required by a change in GAAP or the interpretation thereof;
(ix)    sell, convey, assign, transfer, license, lease (as lessor) or otherwise dispose of or subject to any Lien (other than Permitted Liens) any material properties or assets, except sales of inventory and excess or obsolete assets in the ordinary course of business consistent with past practice;
(x)    make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company or any Company Subsidiary, except for extensions of trade credit in the ordinary course of business consistent with past practice;
(xi) make any Tax election, settle or compromise any Tax proceeding with respect to any Tax liability, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement with respect to Taxes or Tax Returns, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; provided, however, that the Company and the Company Subsidiaries may take any action that would solely affect matters relating to any Tax Return for a Pre-Closing Period, except for actions that would affect matters relating to InfoReliance Solutions JV or SEWP Solutions, LLC;
(xii)    loan or advance any amount to, or sell, convey, assign, transfer, license or lease any of its assets to, or enter into any agreement or arrangement with, Sellers or any of their affiliates (other than the Company and the Company Subsidiaries), except for (A) dividends, distributions and redemptions, in each case made in Cash (B) arrangements or obligations pursuant to existing Contracts and (C) Benefit Plans or Benefit Agreements the entry into of which is not prohibited by Section 5.01(a)(vi);
(xiii)    enter into or amend, modify or terminate any Material Contract, other than in the ordinary course of business consistent with past practice;
(xiv)    adopt a plan of complete or partial merger, consolidation, restructuring, recapitalization, liquidation, dissolution or other reorganization of the Company or any Company Subsidiary;

(xv)    make any capital expenditures or commitments for capital expenditures in excess of $250,000, other than pursuant to the Company’s current capital expenditure budget as set forth in Section 5.01(a)(xiv) of the Company Disclosure Letter;
(xvi)    forgive, cancel or compromise any material Indebtedness or claim, or waive or release any right of material value except in the ordinary course of business consistent with past practice;
(xvii)    incur any Indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any Company Subsidiaries, except for (A) Indebtedness incurred in the ordinary course of business consistent with past practice, not to exceed $10,000,000 in the aggregate, (B) Indebtedness in replacement of existing Indebtedness on terms substantially consistent with or more beneficial than the Indebtedness being replaced or (C) guarantees of Indebtedness of wholly owned Company Subsidiaries incurred in compliance with this Section 5.01;
(xviii)    abandon, fail to maintain or allow to expire (other than at the natural expiration of its terms or in the ordinary course of business consistent with past practice) any material Intangibles, or sell or exclusively license to any person, any material Intangibles other than in the ordinary course of business consistent with past practice;
(xix)    settle or compromise any civil, criminal or administrative suit, action, claim, hearing, arbitration, investigation or other proceeding for an amount in excess of $250,000;
(xx)    change in any material respect the cash management practices, policies or procedures of the Company or any Company Subsidiaries with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, payment of accounts payable, purchases, prepayment of expenses or deferral of revenue, from the Company’s and the Company’s Subsidiaries’ practices, policies and procedures with respect thereto in the ordinary course of business consistent with past practice, including (i) taking (or omitting to take) any action that would have the effect of materially accelerating revenues, cash receipts or the collection of accounts receivable to pre-Closing periods that would otherwise be expected to take place or be incurred in post-Closing periods, or (ii) taking (or omitting to take) any action that would have the effect of materially delaying or postponing the payment of any accounts payable to post-Closing periods that would otherwise be expected to be paid in pre-Closing periods; or
(xxi)    authorize any of, or commit or agree to take any of, the foregoing actions.

(b)     The Company shall not, and shall not permit any Company Subsidiary to, take any action that would, or that would reasonably be expected to result in any condition set forth in Article VII not being satisfied.
(c)     No Seller shall (i) sell, convey, transfer, pledge or otherwise encumber or dispose of any Membership Interests held by such Seller or any interests therein, except pursuant to this Agreement or (ii) deposit any such Membership Interests into a voting trust or enter into a voting agreement or arrangement with respect to any such Membership Interest or grant any proxy with respect thereto, except pursuant to this Agreement.
Section 5.02.     Operation of the Business of Purchaser and its Subsidiaries. Purchaser shall not, and shall not permit any of its subsidiaries to, take any action that would, or that would reasonably be expected to result in any condition set forth in Article VII not being satisfied.
ARTICLE VI

Additional Agreements
Section 6.01.     Access to Information. The Company shall, and shall cause each Company Subsidiary to, afford to Purchaser’s officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours, during the period prior to the Closing Date, to all their respective books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish promptly to Purchaser all available information concerning its business and personnel as Purchaser may reasonably request; provided, however, that the Company may withhold, and may cause the Company Subsidiaries to withhold, (a) any document or information that is subject to the terms of a confidentiality agreement with a third party or attorney-client privilege or (b) such portions of documents or information relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as reasonably determined by the Company based on advice from the Company’s counsel, might reasonably result in antitrust difficulties for the Company or its affiliates. If any material is withheld by the Company pursuant to the proviso to the preceding sentence, the Company shall inform Purchaser as to the general nature of what is being withheld. All information provided by the Company pursuant to this Section 6.01 shall be subject to the confidentiality agreement dated October 21, 2017, between the Company and Purchaser (the “Confidentiality Agreement”).
Section 6.02.     Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of Purchaser, Sellers and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including:

(i)    causing the waiting period under the HSR Act to terminate or expire at the earliest practicable date (the “HSR Approval”), including by filing or causing to be filed as promptly as practicable, but in no event later than February 9, 2018 after the date hereof, with the Federal Trade Commission and the United States Department of Justice, Antitrust Division any notifications required to be filed under the HSR Act and the rules and regulations promulgated thereunder with respect to the Transactions;
(ii)    obtaining in an expeditious manner all other necessary actions or nonactions, Consents, Governmental Authorizations and Orders (including with respect to the HSR Approval) from Governmental Entities in connection with the authorization, execution, delivery, performance and consummation of this Agreement, the Ancillary Documents and the Transactions;
(iii)     as promptly as reasonably practicable, and in any event within 45 days after the date hereof, making or causing to be made all necessary notifications, applications and filings with respect to any other required Consents, Governmental Authorizations and Orders, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement, the Ancillary Documents and the Transactions required under or with respect to the HSR Approval and any other such Consents, Governmental Authorizations and Orders; provided, however, that Member Representative, the Company and Purchaser shall cooperate with each other in connection with determining whether any action by or in respect of, or filing with, any Governmental Entity is required in connection with the Transactions (including with respect to the HSR Approval) and seeking any such actions, consents, approvals or waivers or making any such filings; and
(iv)    executing and delivering any additional instruments reasonably necessary to consummate the Transactions.
(b)     General Procedures. In good faith consultation with Member Representative (on behalf of Sellers), Purchaser shall coordinate the overall development of the positions to be taken and the regulatory actions to be requested in such applications and filings for approval of the matters contemplated by this Agreement that require regulatory approval and of all other regulatory matters incidental thereto that are to be addressed in such applications and filings. Sellers, the Company and Purchaser shall promptly furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions. Purchaser shall consult, in good faith, with Member Representative, the Company and the Company Subsidiaries in respect of any communications, meetings or other contacts, formal or informal, oral or written, with any Governmental Entity in connection with the Transactions (including with respect to the HSR Approval) or any related declaration, filing, registration, notice, authorization, consent or approval, and shall provide Member Representative, the Company and the Company Subsidiaries with advance notice and an opportunity to attend all meetings and oral communications with any Governmental Entity relating to any of the foregoing. Purchaser will provide Member Representative, the Company and the Company Subsidiaries with reasonable advance opportunity to review and comment upon and will consider in good faith the views of Member Representative, the Company and the Company Subsidiaries in connection with all written communications with a Governmental Entity regarding the Transactions (including with respect to the HSR Approval) and will promptly provide Member Representative, the Company and the Company Subsidiaries with copies of all written communications to or from any Governmental Entity relating to the Transactions (including with respect to the HSR Approval). Neither Purchaser nor Member Representative shall consent to any voluntary delay of the Closing at the behest of any Governmental Entity without the consent of the other, which consent shall not be unreasonably withheld, delayed or conditioned. Prior to the earlier of the Closing and the termination of this Agreement in accordance with its terms, no party to this Agreement shall acquire or make an investment in, or agree to do either, any Person or any division or unit thereof that would reasonably be expected to prevent or cause a material delay in the satisfaction of the condition set forth in Section 7.01(a). Nothing in this Section 6.02 will apply to or restrict communications or other actions by the Company or the Company Subsidiaries with or with respect to Governmental Entities in connection with their business in the ordinary course of business consistent with past practice.
(c)     Notwithstanding the foregoing, Purchaser agrees to use its reasonable best efforts to avoid or eliminate each and every impediment asserted by any Governmental Entity in connection with obtaining the HSR Approval applicable to Purchaser, the Company or any Company Subsidiary, so as to enable the Closing to occur as promptly as practicable, including using reasonable best efforts to avoid entry of any permanent, preliminary or temporary injunction or other decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, including (i) the proffer and agreement by Purchaser of its willingness to propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of Purchaser or the Company or any of their respective subsidiaries or (ii) in the event that any permanent, preliminary or temporary injunction, decision, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (ii) of this paragraph) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, judgment, determination or decree so as to permit such consummation as promptly as practicable. Nothing in this Section 6.02(c) nor the “reasonable best efforts” standard shall obligate Purchaser to agree to (A) the taking of any action or the imposition of any terms, conditions, limitations or standards of service the effectiveness or consummation of which is not conditional upon the occurrence of the Closing or (B) any divestitures or other actions or remedies that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on Purchaser and its subsidiaries, taken as a whole. Notwithstanding the foregoing or anything in this Agreement to the contrary, Sellers shall not be required to, and Purchaser shall not, in connection with obtaining any consents or approvals hereunder, or in connection with otherwise complying with any provisions of this Agreement, consent to (x) the taking of any action or the imposition of any terms, conditions, limitations or standards of service the effectiveness or consummation of which is not conditional upon the occurrence of the Closing or (y) the imposition of any terms, conditions or limitations on or with respect to Sellers, any of its affiliates, any of their respective businesses or any of the benefits to Sellers and its affiliates of the Transactions.
(d)     Without limiting the generality of anything contained in this Section 6.02, each party hereto shall, subject to applicable Laws including applicable Laws relating to the exchange of information: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Transactions; (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from any Governmental Entity regarding the Transactions. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law and subject to applicable Laws relating to the exchange of information, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.
(e)     Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of the Company or any of the Company Subsidiaries prior to the Closing. Prior to the Closing, the Company and the Company Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over their business operations.
Section 6.03.     Notification. Each of Sellers and the Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Sellers and the Company, of (i) the breach or failure to be true and correct of any representation or warranty made by it contained in this Agreement, which breach or failure to be true and correct would give rise to the failure of a condition in Section 7.02(a), 7.02(b) or 7.03(a), as applicable, (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, (iii) any Change that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would be reasonably likely to prevent the Company, a Seller or Purchaser, as applicable, from consummating the Transactions and performing in all material respects its obligations hereunder; and (iv) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions; provided, however, that in the event any party hereto fails to promptly notify the other parties hereto in accordance with this clause (iv), such party shall not be deemed to have breached this clause (iv), and such party shall have no post-Closing liability to the other parties except to the extent such other party or parties are actually prejudiced thereby; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the satisfaction of the conditions to the obligations of the parties under this Agreement.
Section 6.04.     Public Announcements. Any public announcement or similar publicity with respect to this Agreement or the Transactions will be issued at such time and in such manner as mutually agreed to by Member Representative and Purchaser; provided, however, that the foregoing shall not prohibit any party from making, issuing or releasing any announcements, statements or acknowledgments that such party is required to make, issue or release by applicable Law or by any listing agreement with or listing rules of a securities exchange or trading market or inter-dealer quotation system (provided that such party has used reasonable efforts to give the other party prior notice thereof to review such disclosure). For the avoidance of doubt, each of Purchaser and Member Representative may make any public statement to the press, analysts, investors, lenders, rating agencies, proxy advisory firms or those attending industry conferences, so long as such statements are substantially similar to previous public press releases, public disclosures or public statements made jointly by Member Representative and Purchaser (or individually, if approved by the other party). Member Representative and Purchaser will consult with each other concerning the means by which the Company and the Company Subsidiaries, employees, customers, and suppliers and others having dealings with the Company and the Company Subsidiaries will be informed of the Transactions.
Section 6.05.     Benefits. (a) For a period beginning on the Closing Date and ending one year following the Closing Date (the “Continuation Period”), Purchaser shall provide, or cause its subsidiaries (including the Company and the Company Subsidiaries) to provide, subject to such Company Employee’s continuous employment during the Continuation Period, with (A) base salary or base wage and target annual cash opportunities to each employee of the Company and the Company Subsidiaries immediately prior to the Closing (a “Company Employee”) that, in the aggregate, are substantially comparable to the base salary or base wage and target annual cash opportunities (excluding equity-based compensation and any transaction or retention bonus) provided to such Company Employee immediately prior to the Closing Date and (B) benefits to such Company Employee that, in the aggregate, are substantially comparable to the benefits provided to such Company Employee immediately prior to the Closing Date. Notwithstanding the foregoing, Purchaser shall provide each Company Employee with terms and conditions of employment as required by applicable Law.
(b)     From and after the Closing Date, Purchaser shall, and shall cause its subsidiaries (including the Company and the Company Subsidiaries) to, honor all obligations under the Benefit Plans and Benefit Agreements in accordance with their terms as in effect immediately prior to the Closing Date.
(c)     Purchaser shall use commercially reasonable efforts to, and shall cause its subsidiaries (including the Company and the Company Subsidiaries) to use commercially reasonable efforts to, cause any “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) maintained by Purchaser or any of its subsidiaries (including the Company and the Company Subsidiaries) (including any vacation, paid time-off and severance plans) to recognize each Company Employee’s service with the Company or any of the Company Subsidiaries (as well as service with any predecessor of the Company or any Company Subsidiary, to the extent service with such predecessor is recognized by the Company or such Company Subsidiary), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies; provided, however, that such service shall not be recognized for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent that such recognition would result in any duplication of benefits.
(d)     Purchaser shall use commercially reasonable efforts to, and shall cause its subsidiaries (including the Company and the Company Subsidiaries) to use commercially reasonable efforts to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Purchaser or any of its subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Closing Date, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Benefit Plan immediately prior to the Closing Date. Purchaser shall, or shall cause its subsidiaries (including the Company and the Company Subsidiaries) to, recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and his or her eligible dependents) will be eligible to participate from and after the Closing Date.
(e)     Prior to making any material written communications or broad-based oral communications (for which written materials are prepared) to Company Personnel pertaining to compensation or benefit matters that are affected by the Transaction, the Company shall provide Purchaser with a copy of the intended communication, Purchaser shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.
(f)     Within 30 days following the date of the Agreement, Purchaser and the Company shall determine in good faith the Company Employees who will be granted restricted stock units and the amount to be granted to each such Company Employee, subject to their ongoing employment following the Closing under Purchaser’s 2012 Amended and Restated Employment Inducement Award Plan.
(g)     Notwithstanding the foregoing, no provision of this Agreement shall (i) create any right in any employee to continued employment by the Company, the Company Subsidiaries or affiliates, Purchaser or any respective subsidiary thereof, or preclude the ability of the Company, the Company Subsidiaries or affiliates, Purchaser or any respective subsidiary thereof to terminate the employment of any employee for any reason, except as set forth in Section 6.05(a) or (ii) prevent Purchaser or any of its subsidiaries or affiliates from amending or terminating any of their benefit plans or, after the Closing, any Benefit Plan or Benefit Agreement in accordance with their terms. This Section 6.05 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.05, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 6.05 or is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, arrangement or policy of the Company, any Company Subsidiary, Purchaser or any respective subsidiary thereof. No Company Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement pursuant to this Section 6.05 and this Section 6.05 shall not create such rights in any such person.
Section 6.06.     Taxes. (a) All stock transfer, equity transfer, real estate transfer, documentary, stamp, recording and other similar Taxes incurred in connection with the Transactions (“Transfer Taxes”) shall be borne equally by Purchaser on the one hand, and the Sellers (pro rata in accordance with each Seller’s share of the Purchase Price) on the other hand. The parties to this Agreement shall cooperate as reasonably requested of each other in the preparation and filing of any Tax Return in respect of Transfer Taxes and in obtaining any available exemption from, or reduction of, Transfer Taxes. Notwithstanding the foregoing, Purchaser shall be responsible for 100% of any Transfer Taxes to the extent such Taxes are recoverable from the applicable Governmental Entity by Purchaser or the Company in Purchaser’s reasonable discretion.
(b)     Notwithstanding anything herein to the contrary, Purchaser shall be entitled to deduct and withhold, from any consideration otherwise payable pursuant to this Agreement to any Person, such amounts required to be deducted and withheld under the Code and rules and regulations promulgated thereunder or under any provision of state, local or foreign Law relating to Taxes, and shall timely remit amounts so withheld or deducted to the appropriate Tax authority in accordance with applicable Law; provided that, Purchaser shall notify the Member Representative, in writing, prior to the Closing, of any amount Purchaser intends to withhold on payments made on the Closing Date under this Section 6.06(b). To the extent that Purchaser deducts or withholds in accordance with the foregoing and timely remits such amount withheld or deducted to the appropriate Tax authority, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Purchaser agrees to take commercially reasonable actions requested in writing by the Member Representative to avoid or mitigate the imposition of any withholding Taxes with respect to amounts payable pursuant to this Agreement.
(c)     Member Representative shall prepare and file, or cause to be prepared and filed, when due (taking into account all applicable extensions) (i) all Tax Returns (other than any Company Pass-through Tax Returns) of the Company or any Company Subsidiary that are required to be filed (taking into account all applicable extensions) on or before the Closing Date (a “Seller-Prepared Tax Return”) and (ii) with respect to the Company, any IRS Form 1065, any Schedule K-1 and any similar state, local or other Tax Return for reporting “pass through” income, in each case for any taxable period that ends on or before the Closing Date (any such taxable period, a “Pre-Closing Tax Period”, and any such Tax Return described in clause (ii), a “Company Pass-through Tax Return”). Purchaser shall prepare and file, or cause to be prepared and filed, when due (taking into account all applicable extensions) all other Tax Returns of the Company or any Company Subsidiary for a Pre-Closing Tax Period and all Tax Returns for any taxable period that includes (but does not end on) the Closing Date (any such taxable period, a “Straddle Period”, and any such Tax Return described in this sentence, a “Purchaser-Prepared Tax Return). All Purchaser-Prepared Tax Returns shall be prepared in a manner that is consistent with the past practice of the Company and the Company Subsidiaries, to the extent such past practice is consistent with applicable Law. Purchaser shall present each Purchaser-Prepared Tax Return to the Member Representative for review and comment at least 30 days prior to the date on which such Tax Return is required to be filed. Purchaser and Member Representative shall act reasonably and in good faith to resolve any objection properly and timely raised by Member Representative with respect to any Purchaser-Prepared Tax Return. If the Member Representative and Purchaser are unable to resolve any issues by the date that is the later of (i) 15 days after the date of receipt by the Member Representative of the applicable Tax Return to be reviewed and (ii) 30 days prior to the date on which such Tax Return is required to be filed, then the Member Representative and Purchaser jointly shall engage the Accounting Firm to determine the correct treatment of the issues in dispute. Sellers, on the one hand (pro rata in accordance with each Seller’s share of the Purchase Price), and Purchaser, on the other, shall bear and pay one-half of the fees and other costs charged by the Accounting Firm for such determination. Such determination of the Accounting Firm shall be final and binding on the parties hereto.
(d)     Neither Purchaser nor any of its affiliates shall (or shall cause or permit the Company or any Company Subsidiary to) amend or refile any Tax Return of the Company or any Company Subsidiary for any taxable period beginning prior to the Closing Date without the prior written consent of the Member Representative if any Seller would be liable for Taxes in respect thereof.
(e)     For purposes of the representations and warranties set forth in Section 3.09, the indemnity therefor under Section 9.01(a)(i) and the indemnity under Section 9.01(a)(iv), “Pre-Closing Taxes” means, with respect to the Company and the Company Subsidiaries, (i) all Taxes with respect to any Pre-Closing Tax Period, and (ii) with respect to any Straddle Period, all Taxes allocated to the portion of a Straddle Period that is up to and including the Closing Date. For purposes of the preceding sentence, the amount of Taxes that are allocable to the portion of a Straddle Period up to and including the Closing Date shall (x) in the case of any Tax based on or measured by income, receipts or payroll, be determined based upon an interim closing of the books and hypothetical closing of the taxable year as of the Closing Date, and (y) in the case of any other Tax, be prorated based on the number of days in such period up to the Closing Date relative to the total number of days in such period.
(f)     Any refund or credit of Taxes of the Company or any Company Subsidiary for any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date shall be for the account of Sellers, and Purchaser shall pay the amount of any such refund or credit to the Member Representative. All other refunds or credits of Taxes of the Company and the Company Subsidiaries shall belong to Purchaser. Any refund or credit of Taxes of the Company or any Company Subsidiary for a Straddle Period shall be apportioned in accordance with the allocation principles set forth in Section 6.06(e). Purchaser, on the one hand, and the Sellers, on the other hand, shall, or shall cause their affiliates to, pay to the other party the portion of any such refund or credit of Taxes to which such other party is entitled under this Section 6.06(f), in the case of a refund, within ten (10) days after such refund is received, or in the case of a credit, within ten days after such credit is allowed or applied against other Tax liabilities; provided, however, that if any portion of such refund or credit is subsequently disallowed by any taxing authority, the amounts previously paid in respect thereof under this Section 6.06(f) shall be promptly reimbursed by the payee to the payor. With respect to any item of Taxes reflected in Closing Working Capital as a Current Liability, to the extent the actual amount of such liability for such item is less than the corresponding amount so reflected in Closing Working Capital, such shortfall shall be treated as a credit of Taxes for purposes of this Section 6.06(f).
(g)     If Purchaser or any of its affiliates receives notice of a Tax audit, examination, claim, dispute, investigation or other proceeding, in each case that relates to the Company or any Company Subsidiary (a “Tax Proceeding”) with respect to any Pre-Closing Tax Period or Straddle Period, then Purchaser shall notify the Member Representative within ten (10) days after receipt of such notice; provided, however, that the failure to timely provide such notice shall not release the Sellers from any indemnification obligation under this Agreement except to the extent any Sellers are actually prejudiced thereby. Purchaser’s notification to the Member Representative shall contain factual information describing the Tax Proceeding in reasonable detail and shall include copies of any notice or other document received from any taxing authority in respect of any such Tax Proceeding.
(h)     In the case of a Tax Proceeding that relates to a Pre-Closing Tax Period, the Member Representative shall have the right to control the conduct of the Tax Proceeding. To the extent the Member Representative elects to control the Tax Proceeding, the Member Representative shall notify Purchaser of its intent to do so within 30 days of receipt of notice of the Tax Proceeding, and Purchaser shall reasonably cooperate, and shall cause the Company and the Company Subsidiaries to reasonably cooperate, in each phase of such Tax Proceeding. If the Member Representative elects not to control the Tax Proceeding, Purchaser or the Company shall assume control of such Tax Proceeding. In the case of a Tax Proceeding that relates to a Straddle Period, Purchaser shall have the right to control such Tax Proceeding. Notwithstanding the foregoing, the party not in control of a Tax Proceeding shall have the following rights: (i) the party in control shall keep the other party informed on a prompt basis regarding the progress and substantive aspects of such Tax Proceeding, including by providing the other party with all written materials relating to such Tax Proceeding submitted to and received from the relevant taxing authority, (ii) the party not in control shall be entitled to participate in such Tax Proceeding, including by having an opportunity to comment on any written materials prepared in connection with such Tax Proceeding and attending any conferences relating thereto and (iii) the party in control shall not compromise, settle or resolve such Tax Proceeding without obtaining the other party’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.
(i)     None of Purchaser, the Company, the Company Subsidiaries or any of their respective affiliates shall waive any statute of limitations or agree to any extensions thereof in respect of any Pre-Closing Tax Period or Straddle Period of the Company or the Company Subsidiaries without the prior written consent of the Member Representative.
(j)     Purchaser shall reasonably cooperate, and shall cause its affiliates, officers, employees, agents, auditors and representatives to reasonably cooperate, with the Member Representative with respect to matters addressed by this Section 6.06, including by maintaining and making available to the Member Representative all records reasonably necessary for the filing of any Company Pass-through Tax Returns or the conduct of any Tax Proceeding that relates to a Pre-Closing Tax Period or a Straddle Period. Purchaser agrees to retain, or cause to be retained, all books and records with respect to Tax matters pertinent to the Company and the Company Subsidiaries and their respective assets and activities relating to taxable periods beginning prior to the Closing Date until the expiration of the applicable period for assessment under applicable Law (giving effect to any and all extensions or waivers) and to abide by or cause the abidance with all record retention agreements entered into with any taxing authority.

(k)     For U.S. Federal income Tax purposes, consistent with Rev. Rul. 99-6, 1991-1 C.B. 432, Situation 2, the parties shall treat the purchase and sale of the Membership Interests as a sale by the members of the Company of their interests in the Company and as a purchase by Purchaser of (i) the assets owned, as of the Closing, by the Company and the Company Subsidiaries (as applicable), and an assumption by Purchaser of any liabilities, as of the Closing, of the Company and the Company Subsidiaries (as applicable) and (ii) the stock of KSH Solutions.
(l)     The Purchase Price and the amount of liabilities treated as having been assumed by Purchaser for Tax purposes shall be allocated among the assets owned as of the Closing by the Company and the Company Subsidiaries (as applicable) and the stock of KSH Solutions in accordance with Section 1060 of the Code, in a manner that is mutually acceptable to the parties and according to a schedule arrived at pursuant to the following procedure (such allocation, the “Purchase Price Allocation”):
(i)    No later than 90 days after the Closing Date, the Member Representative shall present a draft Purchase Price Allocation to Purchaser for review and comment. Purchaser shall notify the Member Representative of any objections within 30 days after receipt by Purchaser of the draft Purchase Price Allocation, and the Member Representative shall consider such objections in good faith and address all reasonable objections.
(ii)    If the parties cannot resolve any dispute regarding the draft Purchase Price Allocation within 15 days of the Member Representative’s receipt of the Purchaser’s written objections, then the Accounting Firm shall resolve any remaining disagreements.
(iii)    Thereafter, the Member Representative and Purchaser shall cooperate to update the Purchase Price Allocation to reflect adjustments to the purchase price contemplated by this Agreement, and any dispute with respect to such updates to the Purchase Price Allocation shall be referred for resolution in accordance with the procedure set forth in Section 6.06(l)(ii).
(iv)    The parties hereto agree to be bound by the Purchase Price Allocation for all Tax purposes and to file all Tax Returns consistent with the final Purchase Price Allocation.
(m)     The parties hereto shall treat the Change of Control Payments and the Transaction Expenses (subject to the following sentence), and all Tax deductions in respect of the foregoing, as accruing on or before the Closing Date, and no party hereto shall take any position to the contrary on any Tax Return. To the extent any amount (or portion thereof) of any Transaction Expenses is a “success-based fee” within the meaning of Rev. Proc. 2011-29, 70% of such amount (or portion thereof) shall be treated as accruing on or before the Closing Date.

Section 6.07.     Indemnification. (a) Purchaser shall, to the fullest extent permitted by Law, cause the Company and the Company Subsidiaries to honor all the Company’s and the Company Subsidiaries’ obligations to indemnify (including all obligations to advance funds for expenses) the current or former directors, officers or managers of the Company or any Company Subsidiary for acts or omissions by such directors, officers and managers occurring prior to the Closing Date to the extent that such obligations of the Company or such Company Subsidiary exist on the date of this Agreement, whether pursuant to the Company Certificate of Formation, the Company LLC Agreement, the respective charters or bylaws of the Company Subsidiaries, individual indemnity agreements or otherwise, and such obligations shall survive the Transactions and shall continue in full force and effect in accordance with the current terms of the Company Certificate of Formation, the Company LLC Agreement, the respective charters or bylaws of the Company Subsidiaries and such individual indemnity agreements from the Closing Date until the expiration of the applicable statute of limitations with respect to any claims against such directors, officers or managers arising out of such acts or omissions.
(b)     Prior to the Closing, Company shall obtain and fully pay the premium for the extension of the directors’, officers’ and managers’ liability coverage of the Company’s and the Company Subsidiaries’ existing directors’, officers’ and managers’ insurance policies, for a claims reporting or discovery period of at least six (6) years from and after the Closing Date with respect to any claim related to any period or time at or prior to the Closing Date from an insurance carrier with the same or better credit rating as the Company’s or the Company Subsidiaries’, as the case may be, current insurance carrier with respect to directors’, officers’ and managers’ liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s or the Company Subsidiaries’ existing policies existed or occurred at or prior to the Closing Date (including in connection with this Agreement or the Transactions).
Section 6.08.     Indebtedness. Purchaser shall or shall cause the Company to pay, by wire transfer of cash in immediately available funds pursuant to written instructions specified by Member Representative, the amounts specified in a written notice to be provided by Member Representative to Purchaser at least three Business Days prior to the Closing Date (the “Repayment Amount”) to the lenders (or an administrative agent on their behalf) under the Indebtedness specified in Section 6.08 of the Company Disclosure Letter or any Indebtedness incurred prior to the Closing Date to refinance or replace such Indebtedness, for the account of the lenders of such Indebtedness immediately following the Closing against delivery by such lenders (or an administrative agent on their behalf) of documentation evidencing the termination of any commitments under such Indebtedness and the release (without further action by any part) as of the Closing of (i) the Company and each Company Subsidiary from its respective obligations under such Indebtedness (other than any customary contingent indemnification obligations that by their terms survive the repayment of such Indebtedness) and (ii) the Liens securing such Indebtedness and related security agreements on the capital stock of the Company and any Company Subsidiary and all collateral securing such Indebtedness that is owned by the Company or any Company Subsidiary.
Section 6.09.     Insurance. Purchaser acknowledges that the Company and the Company Subsidiaries shall not be entitled to coverage under any insurance policies maintained by any Seller or its affiliates (other than directly by the Company and the Company Subsidiaries) from and after the Closing.
Section 6.10.     Settlement of Intercompany Notes. All intercompany loans for borrowed money evidenced by notes between and among the Company and the Company Subsidiaries, on the one hand, and any Seller and any of its subsidiaries (other than the Company and the Company Subsidiaries), on the other hand and set forth on Section 3.19 of the Company Disclosure Letter, shall be eliminated (which may include the netting of receivables and payables, capital contributions and dividends) prior to the Closing and such eliminations shall be reflected in the Estimated Cash, Estimated Indebtedness, Estimated Working Capital, Transaction Expenses and the Closing Date Amount as delivered to Purchaser as set forth in Section 1.04.
Section 6.11.     Member Representative. (a) Upon the terms and subject to the conditions set forth in this Agreement and the Seller Cooperation Agreement, each holder of Membership Interests hereby irrevocably constitutes and appoints Member Representative as the true and lawful agent and attorney-in-fact of such holder with full power and authority to act in such holder’s name and on such holder’s behalf to do any and all things and execute any and all documents that Member Representative determines may be necessary, convenient or appropriate to perform the duties or exercise the rights granted to Member Representative hereunder.
(b)     Each holder of Membership Interests acknowledges that Member Representative shall have the authority, for and on behalf of such holders, subject to the Seller Cooperation Agreement, to take such actions and exercise such discretion as are required to perform the duties or exercise the rights granted to Member Representative hereunder or under the Adjustment Escrow Agreement and the Indemnity Escrow Agreement, and any such actions shall be binding on each such holder and shall include the following: (i) to give and accept communications and notices on behalf of such holder, (ii) to determine each Seller’s share of the Closing Date Amount pursuant to the terms and subject to the conditions set forth in the Seller Cooperation Agreement and notify Purchaser thereof, (iii) after Closing, to receive payments on behalf of such Seller due and owing pursuant to this Agreement and acknowledge receipt thereof, (iv) after Closing, to distribute such payments among such Sellers pursuant to the terms and subject to the conditions set forth in the Seller Cooperation Agreement, (v) to execute the documents and certificates required of Member Representative pursuant to this Agreement, (vi) to instruct the Adjustment Escrow Agent and the Indemnity Escrow Agent to pay amounts due Sellers or Purchaser pursuant to Section 1.04(d) and Section 9.08, respectively, (vii) to amend, supplement, change or waive any provision hereof, subject to compliance with Sections 8.03 and 8.04 and the Seller Cooperation Agreement, (viii) after Closing, to (A) dispute or refrain from disputing, on behalf of each Seller relative to any amounts to be received by such Seller under this Agreement or any related document or instrument, any claim made by Purchaser under this Agreement or any related document or instrument, (B) negotiate and compromise, on behalf of such Seller, any dispute that may arise under, and exercise or refrain from exercising any remedies available under this Agreement or any related document or instrument, and (C) execute, on behalf of such Seller, any settlement agreement, release or other document with respect to such dispute or remedy relating to this Agreement or the Seller Cooperation Agreement, (ix) to engage attorneys, accountants, agents or consultants on behalf of Sellers in connection with any claims under this Agreement or any related document or instrument; and (x) after Closing, to take any and all actions necessary or appropriate in the discretion of Member Representative, acting in good faith, to accomplish any of the foregoing. In respect of the duties imposed on and rights granted to Member Representative under or relating to this Agreement, Member Representative shall, subject to the Seller Cooperation Agreement, act as agent for each such holder and shall have authority to bind each such holder in respect of such matters in accordance with the terms of this Agreement, the Escrow Agreement and the Indemnity Escrow Agreement, and Purchaser may rely on such appointment and authority.
(c)     Member Representative may use the Member Representative Amount to pay any fees, costs or expenses reasonably incurred in the performance of such Member Representative’s duties hereunder and, to the extent such fees, costs and expenses, together with any amounts recovered from the Member Representative Amount pursuant to Section 6.11(e), exceed the Member Representative Amount, shall be entitled to reimbursement of such excess from the Sellers pursuant to the terms of the Seller Cooperation Agreement.
(d)     Subject to the Seller Cooperation Agreement, Member Representative shall allocate any amount payable to Sellers under this Agreement in the manner distributions would have been allocated among Sellers in their capacity as members of the Company pursuant to the terms and subject to the conditions of the Company LLC Agreement.
(e)     Member Representative shall not be liable for any act to the extent done or omitted to be taken as Member Representative in its capacity as Member Representative except as expressly set forth herein or in the Seller Cooperation Agreement. Each Seller indemnifies and holds harmless Member Representative and its partners, members, affiliates, managers, directors, officers, fiduciaries, employees, agents and other Representatives (each, a “Representative’s Indemnified Person”) from and against all losses, liabilities, claims or expenses incurred or suffered by any Representative’s Indemnified Person as a result of, or arising out of, or relating to any and all actions taken or omitted to be taken by Member Representative in its capacity as Member Representative under this Agreement, the Adjustment Escrow Agreement, the Indemnity Escrow Agreement or the Seller Cooperation Agreement or in connection with the incurrence, payment, discharge or settlement of any of the obligations of such Representative’s Indemnified Persons, except to the extent any such losses, liabilities, claims or expenses that arise on account of the gross negligence, willful misconduct or material breach hereof in its capacity as Member Representative or of the Adjustment Escrow Agreement, the Indemnity Escrow Agreement or the Seller Cooperation Agreement by a Representative’s Indemnified Person as determined by a court of competent jurisdiction in a final adjudication. Any losses, liabilities, claims or expenses for which any Representative’s Indemnified Person is entitled to indemnification pursuant to this Section 6.11(e), if not paid directly to such Representative’s Indemnified Person, may be recovered from the Member Representative Amount; provided that, while this Section 6.11(e) allows the Member Representative to be paid from the Membership Representative Amount, this Section 6.11(e) does not relieve the Sellers from their obligation, to the extent not paid from the Member Representative Amount, to promptly pay such losses, liabilities, claims and expenses as they are suffered or incurred, nor does it prevent the Member Representative from seeking any remedy available to it at law or otherwise; provided, further, that to the extent such losses, liabilities, claims or expenses, together with amounts used by the Member Representative pursuant to Section 6.11(c), exceed the Member Representative Amount, the Member Representative shall be entitled to seek such excess from the Sellers pursuant to the terms and conditions of the Seller Cooperation Agreement.
(f)     No Representative’s Indemnified Person shall be liable to any Seller in respect of such arrangements or actions or omissions in connection therewith, except to the extent that such acts or omissions constitute gross negligence or willful misconduct.
(g)     A decision, act, consent or instruction of Member Representative in respect of a duty imposed on or right granted to Member Representative under or relating to this Agreement shall constitute a decision for all holders of Membership Interests in respect of such matter, and shall be final, binding and conclusive upon each such holder, and Purchaser may rely upon any such decision, act, consent or instruction of such Member Representative as being the decision, act, consent or instruction of each such holder. Purchaser is hereby relieved from any liability to any holder of Membership Interests for any acts done by them in accordance with such decision, act, consent or instruction of Member Representative.
(h)     If LG ECSF L.P. becomes unable to serve as Member Representative, such other person or persons may be designated by the holders of a majority of the Membership Interests, and such person or persons shall succeed as Member Representative.
Section 6.12.     Section 280G Matters. The Company shall use commercially reasonable efforts to cause KSH Solutions to take any actions necessary to submit for the approval of the stockholders of KSH Solutions in a manner that satisfies Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code and the final Treasury

Regulations issued thereunder (the “Stockholder Vote”), the right of each “disqualified individual” (as defined in Section 280G(c) of the Code) (each, a “Disqualified Individual”) to receive or retain, as applicable, that portion of any payments and benefits that, together with any other payments and benefits such Disqualified Individual may become entitled to receive that may be considered “parachute payments” under Section 280G(b)(2) of the Code (“Parachute Payments”), exceeds 299% of such Disqualified Individual’s “base amount” (as defined in Section 280G(b)(3) of the Code). In connection with the preceding sentence, (1) prior to the Closing Date, the Company shall use commercially reasonable efforts to obtain any required individual waivers or consents from each Disqualified Individual pursuant to which such Disqualified Individual waives the right to any Parachute Payment, (2) following execution of the waivers and consents described in clause (1), KSH Solutions shall deliver, among other items, to its stockholders a disclosure statement intended to satisfy the stockholder approval requirements of Section 280G(b)(5)(B) prior to the Closing Date and (3) prior to the Stockholder Vote, the Company shall have delivered to Purchaser true and complete copies of all disclosure and documents that comprise the stockholder approval of each Parachute Payment in sufficient time to allow Purchaser to comment thereon but no less than five Business Days prior to the Closing Date, and shall reflect all reasonable comments of Purchaser thereon.
Section 6.13.     No-Shop. (a) Prior to the earlier of the Closing and termination of this Agreement, none of the Sellers, the Company or the Company Subsidiaries shall, and shall instruct their respective Representatives not to, and shall not permit any of their respective affiliates to, directly or indirectly:
(i)    solicit, initiate, assist or knowingly encourage a third party (other than Purchaser and its affiliates) to acquire, directly or indirectly, all or substantially all of any of the Company and the Company Subsidiaries (i) through any form of recapitalization transaction or any sale, merger, consolidation, business combination, spin-off or liquidation, (ii) through a purchase of assets of the Company or any Company Subsidiary, (iii) through a purchase of equity interests of the Company or any Company Subsidiary or (iv) through any other transaction designed to acquire a substantial portion of the business of the Company and the Company Subsidiaries, taken as a whole (each, an “Acquisition Proposal”);
(ii)    participate in any discussions or negotiations, or provide any information to any person regarding any Acquisition Proposal by any person; or
(iii)     agree to, approve, execute, enter into or become bound by any letter of intent or other Contract or understanding between any of the Company, the Company Subsidiaries, any of the Sellers or any of their respective affiliates and any person that is related to or provides for any Acquisition Proposal.
(b)     Upon the execution of this Agreement and until the earlier of the Closing and the termination of this Agreement, the Sellers, the Company and the

Company Subsidiaries shall cease, and shall cause their respective Representatives and Affiliates to cease, any discussions relating to an Acquisition Proposal with any person other than Purchaser and its Affiliates.
(c)     Prior to the earlier of the Closing and the termination of this Agreement, the Sellers shall not, directly or indirectly: (i) sell, convey, transfer, pledge or otherwise encumber or dispose of any of the Membership Interests held by such Seller or any interest therein, except pursuant to this Agreement; (ii) deposit any such Membership Interests into a voting trust or enter into a voting agreement or arrangement with respect to any such Membership Interests or grant any proxy with respect thereto; or (iii) enter into any Contract with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any Membership Interests.
Section 6.14.     Financing Activities.
(a)     Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing as promptly as practicable and to consummate the Debt Financing at the Closing, on the terms and conditions described in the Debt Commitment Documents (including the market flex provisions of the Debt Fee Letters) (subject to Purchaser’s right to amend, modify, supplement, restate or replace the Debt Commitment Documents to the extent not prohibited hereby), including using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) satisfy on a timely basis all conditions precedent to the funding of the Debt Financing at Closing that are applicable to Purchaser and reasonably within Purchaser’s control (other than any conditions waived by the applicable counterparties and other than any condition where the failure to be so satisfied is a result of the Company’s or a Seller’s failure to furnish information or provide the cooperation in breach of its obligations under this Section 6.14) and comply in all material respects with its obligations in the Debt Commitment Letter (including cooperating with any flex provisions requested by the Debt Financing Sources), (iii) enter into definitive agreements with respect thereto (the “Definitive Financing Documentation”) that reflect the terms contained in the Debt Commitment Documents (including the market flex provisions) or on such other terms acceptable to Purchaser and its financing sources, provided that such other terms would not (A) reduce the aggregate amount of the Debt Financing, together with cash otherwise available to Purchaser, to an amount below that necessary to satisfy Purchaser’s obligation to consummate the Transactions (as contemplated by Section 4.05), (B) adversely impact or substantially delay the ability of Purchaser to timely consummate the Transactions (as contemplated by Section 4.05 and taking into account the Marketing Period) or (C) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur, including imposing new or additional conditions to the funding at Closing or otherwise expanding or adversely amending or modifying any of the conditions to the receipt of the Debt Financing to be funded at Closing and (iv) subject to the satisfaction of any conditions set forth in the Debt Commitment Letter, and upon the satisfaction of the conditions set forth in

Sections 7.01 and 7.02 of this Agreement, consummate the Debt Financing contemplated by the Debt Commitment Documents at or prior to Closing. If the Debt Commitment Letter shall expire or terminate for any reason, Purchaser shall use reasonable best efforts to promptly obtain, and following receipt, shall promptly provide the Company and the Member Representative with a copy of, a debt commitment letter (with customary redactions) that provides for an amount of debt financing sufficient to consummate the Transactions (as contemplated by Section 4.05) and that contains conditions precedent to the funding thereof at Closing that are not less favorable, to Purchaser (taking into account any market flex provisions) than those contained in the Debt Commitment Documents (an “Alternate Financing”). Purchaser shall not, without the prior written consent of Member Representative (which shall not be unreasonably withheld, conditioned or delayed), amend, modify, supplement, restate or replace the Debt Commitment Letter in any manner that would (i) reduce the aggregate amount of the Debt Financing, together with cash otherwise available to Purchaser, to an amount below that necessary to satisfy Purchaser’s obligation to consummate the Transactions (as contemplated by Section 4.05), (ii) adversely impact or substantially delay the ability of Purchaser to timely consummate the Transactions (as contemplated by Section 4.05 and taking into account the Marketing Period) or (iii) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur, including imposing new or additional conditions to the funding at Closing or otherwise expanding or adversely amending or modifying any of the conditions to the receipt of the Debt Financing to be funded at Closing; provided, that nothing in this sentence will prohibit Purchaser from amending, modifying, supplementing, restating or replacing the Debt Commitment Documents (x) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Documents (or a joinder or supplement) if the addition of such parties, individually or in the aggregate, does not add new (or adversely modify any existing) conditions to the funding of that portion of the Debt Financing that is to be funded at Closing and would not otherwise reasonably be expected to adversely impair or substantially delay the ability of Purchaser to timely consummate the Transactions, or make the funding of that portion of the Debt Financing that is to be funded at Closing materially less likely to occur or (y) in connection with the exercise of the market flex rights under the Debt Fee Letters. Upon any such amendment, modification, supplement, restatement or replacement of the Debt Commitment Letter in accordance with this Section 6.14, the term “Debt Commitment Letter” shall mean the Debt Commitment Letter as so amended, modified, supplemented, restated or replaced, “Debt Fee Letters” shall mean the Debt Fee Letters as so amended, modified, supplemented, restated or replaced, “Debt Commitment Documents” shall mean the Debt Commitment Documents as so amended, modified, supplemented, restated or replaced, and “Definitive Financing Documentation” shall mean the definitive agreements relating to such Debt Commitment Letter as so amended, modified, supplemented, restated or replaced. Purchaser acknowledges that its obligation to consummate the Transactions is not conditioned upon the availability or consummation of the Debt Financing.

(b)     Purchaser shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing (or Alternate Financing obtained in accordance with this Section 6.14). Purchaser shall provide the Company with prompt written notice (i) if to the Knowledge of Purchaser there exists any material breach, default, repudiation, cancellation or termination or any waiver, amendment, restatement or modification that is prohibited by this Section 6.14 (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to such breach, default, repudiation, cancellation or termination or any waiver, amendment, restatement or modification that is prohibited by this Section 6.14) by any party to the Debt Commitment Letter (or commitments for any Alternate Financing obtained in accordance with this Section 6.14) or the Definitive Financing Documentation or if any condition to the funding thereof at Closing is not likely to be satisfied and (ii) if at any time for any reason Purchaser believes that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources contemplated by and of the Debt Commitment Letter (or commitments for any Alternate Financing obtained in accordance with this Section 6.14) or the definitive agreements relating to the Debt Financing. As soon as reasonably practicable after the date the Company delivers to Purchaser a written request, Purchaser shall provide any reasonably available information that is reasonably requested in relation to any circumstances referred to in clause (i) or (ii) of the immediately preceding sentence.
(c)     Prior to the Closing, the Sellers shall cause the Company and the Company Subsidiaries to use reasonable best efforts to provide, and shall use each of their respective reasonable best efforts to cause their respective officers, employees and advisors, including legal, financial and accounting advisors, to provide all cooperation reasonably requested by Purchaser in connection with arranging and obtaining the Debt Financing (which for purposes of this Section includes any Alternative Financing), including using reasonable best efforts in connection with (i) furnishing Purchaser and the Debt Financing Sources, as promptly as reasonably practicable, the Required Information and providing Purchaser and its Representatives with reasonable access to the Representatives, employees, properties, books and records of the Company, (ii) participating in, and to the extent reasonable and practical, making senior management of the Company available to participate in, a reasonable number of meetings (including customary one-on-one meetings between the parties acting as lead arrangers or agents for, and prospective lenders, investors and purchasers of, the Debt Financing and the chief executive officer and chief financial officer of the Company and other members of senior management and Representatives of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, (iii) assisting Purchaser and the Debt Financing Sources with the preparation of (A) offering documents, prospectus supplements, private placement memoranda, registration statements, confidential information memoranda and other marketing materials for any portion of the Debt Financing (including assisting in the preparation of any risk factors relating to all or any component thereof), (B) any pro forma financial statements or adjustments (including regarding synergies, cost savings, ownership or other post-Closing adjustments) or projections or other information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or any Compensation, Discussion and Analysis required by Item 402(b) of Regulation S-K and (C) materials for rating agency presentations, bank information memoranda (including the delivery of one or more customary representation and authorization letters) and similar documents required in connection with the Debt Financing (including the delivery of any consents of accountants for use of their reports), (iv) cooperating with the marketing efforts of Purchaser and the Debt Financing Sources for all or any portion of the Debt Financing, (v) executing and delivering any guarantees, pledge and security documents and otherwise facilitating such guarantees and the pledging of collateral, (vi) causing the Company’s auditors and accountants to provide assistance and cooperation to Purchaser, including participating in drafting and accounting due diligence sessions and providing any comfort letters reasonably deemed necessary by Purchaser for the marketing of the Debt Financing, (vii) assisting in obtaining third party consents in connection with the Debt Financing, (viii) obtaining, if applicable, in extinguishing existing Indebtedness of the Company and the Company Subsidiaries and releasing claims securing any such Indebtedness, customary payoff letters, lien terminations and instruments of discharge, in each case, to take effect at the Closing, (ix) helping the syndication efforts of the Debt Financing Sources to benefit from existing bank relationships of the Company, (x) causing the taking of corporate actions by the Company and each Company Subsidiary (subject to the Closing) reasonably necessary for the consummation of the Debt Financing and the Closing; provided, that no such action shall be effective prior to the Closing, (xi) assisting Purchaser in connection with Purchaser’s filing with, or furnishing to, the United States Securities and Exchange Commission in one or more Form 8-K filings, copies of the audited and unaudited consolidated financial statements of the Company and the Company Subsidiaries required to be delivered pursuant to the defined term “Required Information”, including in obtaining from the auditors of the Company customary authorizations for such filings and (xii) at least three (3) Business Days before the Closing Date, providing all documentation and other information about the Company and each Company Subsidiary as is reasonably requested in writing by Purchaser at least ten (10) Business Days before the Closing Date in connection with the Debt Financing and that relates to applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act; provided, however, that, (A) irrespective of the above, no obligation of the Company or any Company Subsidiary under any certificate, document or instrument referenced in subsection (v), (viii) or (x) above (other than the customary representation and authorization letters referred to above and deliverable before Closing) shall be effective until the Closing occurs and none of the Company or any of the Company Subsidiaries shall be required to take any action under any certificate, document or instrument that is not contingent upon the Closing or that would be effective before the Closing, and (B) neither the Company nor any Company Subsidiary shall be required to bear any cost or expense or pay any commitment fee or other fee or payment to obtain consent or to incur any liability (other than a liability (1) that is contingent upon the Closing occurring or (2) in respect of which Purchaser has agreed to provide reimbursement, including, without limitation, pursuant to this Section 6.14, with respect to the Debt Financing before the Closing). Purchaser shall, upon request by the Company, reimburse and indemnify the Company, its subsidiaries and their respective officers, employees and advisors, including legal, financial and accounting advisors and affiliates for reasonable out-of-pocket fees and expenses and from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than the historical financial information included in the Required Information and other historical information relating to the Company or the Company Subsidiaries provided by the Company in writing specifically for use in the marketing materials for the Debt Financing), except to the extent arising out of (x) the gross negligence or willful misconduct of the Company or any of the Company Subsidiaries and/or their respective officers, employees and advisors, including legal, financial and accounting advisors, or affiliates or (y) a breach of any of the Company’s representations, warranties or covenants under this Agreement.
(d)     The Company shall give Purchaser notice if it becomes aware that the Required Information taken as a whole ceases to be Compliant and in such event the Company and the Sellers shall use reasonable best efforts to, and each shall cause the Company Subsidiaries to use reasonable best efforts to, supplement the Required Information on a reasonably current basis such that any such Required Information is Compliant.
(e)     Notwithstanding any provision of the Confidentiality Agreement to the contrary, Purchaser shall be permitted to disclose information (i) to potential lenders, investors, purchasers or their respective agents, advisors or other representatives in connection with the Debt Financing on a confidential basis, (ii) within offering documents, prospectuses, registration statements and other documents to be filed with the U.S. Securities and Exchange Commission, to the extent such information was provided by the Company or the Sellers for inclusion therein or is a general disclosure of the Transactions, and (iii) with prior notice to the Company, within offering documents, prospectuses, registration statements and other documents to be filed with the U.S. Securities and Exchange Commission, to the extent such information was required to be included (and not covered by the foregoing clause (ii)).
(f)     The Company hereby consents to the reasonable use of the Company’s logos, names and other trademarks in connection with the Debt Financing and the marketing thereof; provided, that such logos are used solely in a manner that is not intended to, and is not reasonably likely to, harm or disparage the Company or the reputation or goodwill of the Company or the Company’s marks, products, services, offerings or intellectual property rights.
Section 6.15.     Non-Solicitation; Non-Competition. (a) From the Closing until the second anniversary of the Closing Date (or, with respect to Mr. Roy Kapani, until (1) the seventh anniversary of the Closing Date in the case of clause (i) of this Section 6.15(a) and (2) the third anniversary of the Closing Date in the case of clause (ii) of this Section 6.15(a)), none of the Principal Sellers (including Mr. Roy Kapani) shall, each such Seller shall use its commercially reasonable efforts to cause its affiliates over which it has actual operational control (“Controlled Affiliates”) not to and each such Seller shall refrain from participating or assisting in any activity of any of its other affiliates to, directly or indirectly: (i) solicit for employment or hire any individual who is as of the date of this Agreement an officer or non-clerical employee of the Company or any Company Subsidiary without obtaining the prior written consent of Purchaser; provided, that the foregoing will not preclude such Seller or any of its Controlled Affiliates from (A) soliciting an officer or non-clerical employee of the Company or of any Company Subsidiary through any general advertising or solicitation or through a recruitment or executive search firm where the solicitation is not specifically directed at an officer or non-clerical employee of the Company or any Company Subsidiary and (B) employing any officer or other non-clerical employee of the Company, or of any Company Subsidiary who responds to any such solicitation or who makes an unsolicited approach to such Seller or any of its Controlled Affiliates, or soliciting or employing any person who is no longer an employee of the Company or of any Company Subsidiary and (1) whose employment was terminated by the Company or any Company Subsidiary no less than twelve (12) months prior to the commencement of such employment or (2) who resigned from such employment and who has not been an employee of the Company or any Company Subsidiary for a period of at least twelve (12) months; or (ii) intentionally interfere with the relationship of the Company or of any Company Subsidiary with any person who, as of the date of this Agreement, is a customer, client, supplier, lender or lessor of the Company or of any Company Subsidiary, and including to discontinue, reduce the extent of or discourage the development of such relationship with the Company or any Company Subsidiary or to terminate any agreement, contract, commitment, arrangement or understanding between such person and the Company or any Company Subsidiary. Each such Seller shall be responsible and liable for any breach of this Section 6.15(a) (other than the Membership Representative, solely in its capacity as Member Representative) by its respective Controlled Affiliates and such liability shall be subject to indemnification in accordance with Section 9.01; provided, however, that nothing in this Section 6.15(a) shall require LG ECSF L.P. to use its commercially reasonable efforts to cause, and LG ECSF L.P. shall not be so liable for, any portfolio company of any investment fund or vehicle affiliated with or managed by it to comply with clauses (i) and (ii) in this Section 6.15(a) if it has not provided or made available to such portfolio company any Company Confidential Information. For purposes of this Section 6.15 (a), in the case of a government agency, the terms “client” or “customer” shall be limited to the source selection personnel, program office personnel, contracting officers, contract representatives, contract administrators or any other employee of a Governmental Entity with a material role in any applicable contract or program of the Company or of any Company Subsidiary. Nothing in this Section 6.15 (a) shall be construed to amend, modify, limit or otherwise alter any restrictive covenants contained in any agreement (whether such agreement was entered into before, after or concurrently with this Agreement) between any past, current or future officer, director or employee of the Company or any Company Subsidiary, on the one hand, and the Company, any Company Subsidiary or Purchaser, on the other hand.

(b)     From the Closing until the third anniversary of the Closing Date (or the seventh anniversary of the Closing Date in case of clause (iii)), Mr. Roy Kapani shall not, he shall cause any of his Controlled Affiliates not to and he shall refrain from participating or assisting in any activity of any of his other affiliates to, directly or indirectly (i) invest either alone or with any person now existing or hereafter created in any business competing or preparing to compete with the business of the Company or the Company Subsidiaries, as of the date hereof, conducted in the United States or in any other territory in which the business of the Company or the Company Subsidiaries is conducted as of the date hereof (each, a “Competing Business”), (ii) give information, advice or financial assistance to, or consult with any person engaged or preparing to engage in, a Competing Business, (iii) give financial assistance to, consult with or invest with any individual who is at that time or was within the prior twelve (12) month period a non-clerical employee of the Company or any of the Company Subsidiaries or any person formed by any such individual or (iv) solicit, induce, advise, request or influence any current or prospective clients, customers, suppliers, vendors or contractors of the Company or any Company Subsidiaries to discontinue, reduce the extent of, discourage the development of, or adversely affect such relationship with the Company or the Company Subsidiaries, or to otherwise seek to provide or provide services that are competitive with the business of the Company and the Company Subsidiaries; provided, however, that Mr. Kapani shall be permitted (x) to make an equity investment of not more than three percent (3%) in any person engaged in a Competing Business whose securities are publicly traded and listed on a national stock exchange and (y) following December 31, 2018, to invest with and serve as a member of the board of directors (or equivalent governing body) of any person engaged or preparing to engage in a Competing Business (other than a person covered by clause (iii) above) so long as his investment is no greater than ten percent (10%) of the equity of such person; provided, further, that if such investment under clause (y) occurs prior to the third anniversary of the Closing Date, such person agrees to be bound by the terms set forth in Section 6.15(a)(i) until the fourth anniversary; provided Mr. Kapani shall have no obligation to separately cause such person to comply with Section 6.15(a)(i). It is understood and agreed that Mr. Kapani’s activities permitted under the foregoing clauses (x) and (y), including without limitation, his providing information and advice to and consulting with such person in respect of making such investment under clause (y) customary for a transaction of that nature and performance of any of the customary duties of a member of a board of directors (or equivalent governing body) of such person, shall not constitute a violation by Mr. Kapani or by ECS Federal Holding Co. or Kapani Family 2012 Irrevocable Trust of Section 6.15(a) or this Section 6.15(b).
(c)     From the Closing until the date that is eighteen (18) months following the Closing Date, Mr. Anthony Schulien shall not, he shall cause his Controlled Affiliates not to and he shall refrain from participating or assisting in any activity of any of his other affiliates to, directly or indirectly (i) solicit for employment or hire any individual who is as of the date of this Agreement an officer or non-clerical employee of the Company or any Company Subsidiary without obtaining the prior written consent of Purchaser; provided, that the foregoing will not preclude Mr. Schulien or any of his

Controlled Affiliates from (A) soliciting an officer or non-clerical employee of the Company or of any Company Subsidiary through any general advertising or solicitation or through a recruitment or executive search firm where the solicitation is not specifically directed at an officer or non-clerical employee of the Company or any Company Subsidiary and (B) employing any officer or other non-clerical employee of the Company, or of any Company Subsidiary who responds to any such solicitation or who makes an unsolicited approach to Mr. Schulien or any of his Controlled Affiliates, or soliciting or employing any person who is no longer an employee of the Company or of any Company Subsidiary and (1) whose employment was terminated by the Company or any Company Subsidiary no less than twelve (12) months prior to the commencement of such employment or (2) who resigned from such employment and who has not been an employee of the Company or any Company Subsidiary for a period of at least twelve (12) months; provided, further, that Mr. Schulien’s obligations to cause his Controlled Affiliates to abide by the restrictions in this clause (i) shall not apply (x) to Strongbridge LLC so long as Mr. Schulien remains the President of Strongbridge LLC or (y) to the extent doing so would be inconsistent with his fiduciary duties or employment obligations to such Controlled Affiliate; or (ii) give financial assistance to, consult with or invest with any individual who is at that time or was within the prior twelve (12) month period a non-clerical employee of the Company or any of the Company Subsidiaries or any person formed by any such individual.
Section 6.16.     Seller Release. Effective as of the Closing, each Seller, severally and not jointly, on behalf of itself and its affiliates, hereby releases, remises and forever discharges any and all rights, claims and Losses of any type that it or any of its affiliates has had, now has or might now or hereafter have against the Company and any Company Subsidiary, and each of their respective individual, joint or mutual, past, present and future Representatives, affiliates, equityholders, subsidiaries, successors and assigns (each, a “Seller Releasee”) arising in such Seller’s capacity as an owner of Membership Interests and in respect of, relating to or arising in connection with the Company or any Company Subsidiary contemporaneously with or prior to the Closing Date, except (i) for rights, claims and Losses arising under this Agreement or any Ancillary Document or in connection with the Transactions and (ii) for rights of any Seller under any employment, bonus or other employment or compensation agreements or plans. Each such Seller, for itself and its affiliates (x) acknowledges that it is aware that such Seller or affiliate may hereafter discover facts different from or in addition to the facts which such Seller or affiliate now knows or believes to be true with respect to the subject matter of this Agreement, but that such Seller or affiliate intends that the general releases herein given shall be and remain in full force and effect, notwithstanding the discovery of any such different or additional facts and (y) acknowledges that it has been informed of, and that such Seller or affiliate is familiar with, Section 1542 of the Civil Code of the State of California, which provides as follows: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Such Seller, for itself and its affiliates, hereby waives and relinquishes (a) all rights and benefits such person has or may have under Section 1542 of the Civil Code of the State of California, to the full extent that such person may lawfully waive all such rights and benefits pertaining to the subject matters of this Agreement and (b) any similar or comparable protections afforded by any case law or statutes of similar import, whether such laws are in the United States or elsewhere in the world. Each Seller, for itself and its affiliates, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced or voluntarily aiding, any proceeding of any kind against any Seller Releasee, based upon any matter purported to be released hereby. The parties acknowledge that this Section Section 6.16 is not an admission of liability or of the accuracy of any alleged fact or claim. The parties expressly agree that this Section 6.16 shall not be construed as an admission in any proceeding as evidence of or an admission by any party of any violation or wrongdoing.
Section 6.17.     Company Release. Effective as of the Closing, the Company, jointly and severally, on behalf of itself and the Company Subsidiaries (other than Purchaser and its affiliates that are not the Company or a Company Subsidiary), hereby releases, remises and forever discharges any and all rights, claims and Losses of any type that it or any of its affiliates has had, now has or might now or hereafter have against each Seller and each of their respective individual, joint or mutual, past, present and future Representatives, affiliates, equityholders, subsidiaries, successors and assigns (each, a “Company Releasee”) in respect of, relating to or arising in connection with the Company or any Company Subsidiary contemporaneously with or prior to the Closing Date, except for rights, claims and Losses arising under this Agreement or any Ancillary Document or in connection with the Transactions. The Company, for itself and the Company Subsidiaries, (x) acknowledges that it is aware that the Company or a Company Subsidiary may hereafter discover facts different from or in addition to the facts which the Company or the Company Subsidiary now knows or believes to be true with respect to the subject matter of this Agreement, but that the Company and the Company Subsidiaries intend that the general releases herein given shall be and remain in full force and effect, notwithstanding the discovery of any such different or additional facts and (y) acknowledges that it has been informed of, and that the Company and the Company Subsidiaries are familiar with, Section 1542 of the Civil Code of the State of California, which provides as follows: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.” The Company, for itself and each Company Subsidiary, hereby waives and relinquishes (a) all rights and benefits such person has or may have under Section 1542 of the Civil Code of the State of California, to the full extent that such person may lawfully waive all such rights and benefits pertaining to the subject matters of this Agreement and (b) any similar or comparable protections afforded by any case law or statutes of similar import, whether such laws are in the United States or elsewhere in the world. The Company, for itself and each Company Subsidiary, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced or voluntarily aiding, any proceeding of any kind against any Company Releasee, based upon any matter purported to be released hereby. The parties acknowledge that this Section 6.17 is not an admission of liability or of the accuracy of any alleged fact or claim. The parties expressly agree that this Section 6.17 shall not be construed as an admission in any proceeding as evidence of or an admission by any party of any violation or wrongdoing.
Section 6.18.     R&W Insurance. Purchaser shall not agree or consent to any amendment, restatement or other modification or waiver of the R&W Insurance or any term thereof in any manner that may adversely impact the Sellers, except, in each case, with the prior written consent of the Member Representative, which consent shall not to be unreasonably withheld, conditioned or delayed.
Section 6.19.     Further Assurances. From time to time after the Closing Date, at the request of another party, without further consideration and at the expense of the party so requesting, each of the parties shall execute and deliver to such requesting party, or shall cause to be executed and delivered to such requesting party, such additional instruments or documents, and shall take or cause to be taken such other action, as such requesting party may reasonably request in order to consummate more effectively the Transactions.
Section 6.20.     Confidentiality. From the Closing Date until the third anniversary thereof, Sellers shall, and shall cause their respective affiliates and Representatives to, maintain in confidence any written, oral or other information relating to the Company and the Company Subsidiaries obtained by virtue of the Sellers’ ownership of the Company and the Company Subsidiaries prior to the Closing that is proprietary or confidential in nature, (a) other than any such information that (i) is or becomes publicly available other than as a result of a disclosure by a Seller or a Representative or affiliate of a Seller (or anyone to whom any such person transmits information) in breach of this Agreement or the Confidentiality Agreement; (ii) becomes available to a Seller or a Representative of a Seller on a non-confidential basis from a source, other than the Company or a Company Subsidiary, which source, to the Knowledge of such Seller or Representative, is not prohibited from disclosing such information to such Seller or Representative by any legal, contractual or other obligation; or (iii) is independently developed by a Seller or a Representative of a Seller after the Closing Date and without reference to any confidential information; and (b) except to the extent that a Seller or a Representative of a Seller is required or requested to disclose such information by judicial or administrative process or pursuant to applicable Law (“Company Confidential Information”).
ARTICLE VII

Conditions to Closing

Section 7.01.     Conditions to Each Party’s Obligations to Effect the Closing. The respective obligation of each party to effect the Transactions is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:
(a)     Antitrust Approval. Any waiting period (and any extension thereof) applicable to the Closing under the HSR Act shall have been terminated or shall have expired.
(b)     No Injunctions or Restraints. No order, decree or ruling issued by any Governmental Entity of competent jurisdiction or other Law (whether temporary, preliminary or permanent) preventing the consummation of the Closing shall be in effect; provided, however, that prior to a party asserting this condition, such party shall have complied with its obligations under Section 6.02, including its obligations thereunder to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.
(c)     Repayment of Indebtedness. The parties shall have received payoff documentation from the holders of the Indebtedness specified in Section 6.08 of the Company Disclosure Letter, in a form reasonably satisfactory to Purchaser, providing that upon the making of the payments contemplated by Section 6.08, (i) all Liens in favor of the lenders of such Indebtedness that are not Permitted Liens shall be terminated and released and (ii) the Company and the Company Subsidiaries shall be released from their obligations with respect to such Indebtedness.
Section 7.02.     Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Closing are further subject to the following conditions:
(a)     Representations and Warranties of the Company. (i)  Each of the representations and warranties of the Company contained in Article III (other than in Sections 3.01(a) (Organization), 3.03(a) (Capital Structure), 3.04 (Authority; Execution and Delivery; Enforceability), 3.07(ii) (No Company Material Adverse Effect) and 3.18 (Brokers)), without regard to materiality, Material Adverse Effect or similar qualifiers contained within such representations and warranties, shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), other than for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and (ii) the representations and warranties of the Company set forth in (A) Section 3.03(a) (Capital Structure) shall be true and correct in all respects (except for de minimis inaccuracies), (B) the representations and warranties of the Company set forth in Section 3.07(ii) (No Company Material Adverse Effect) shall be true and correct in all respects and (C) the representations and warranties of the Company set forth in Sections 3.01(a) (Organization), 3.04 (Authority; Execution and Delivery; Enforceability) and 3.18 (Brokers) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date. Purchaser shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company to such effect.
(b)     Representations and Warranties of Sellers. (i)  Each of the representations and warranties of Sellers (other than in Sections 2.01(a) (Organization), 2.02 (Authority; Execution and Delivery; Enforceability), 2.04 (The Membership Interests) and 2.05 (Brokers)), without regard to materiality, Material Adverse Effect or similar qualifiers contained within such representations and warranties, shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), other than for such failures to be true and correct that, individually or in the aggregate, would not reasonably be expected to prevent any Seller from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement and (ii) the representations and warranties of Sellers set forth in Sections 2.01(a) (Organization), 2.02 (Authority; Execution and Delivery; Enforceability), Section 2.04 (The Membership Interests) and 2.05 (Brokers) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date. Purchaser shall have received a certificate signed on behalf of each Seller by a duly authorized officer of such Seller to such effect.
(c)     Performance of Obligations of the Company. The Company shall have performed and complied in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company to such effect.
(d)     Performance of Obligations of Sellers. Each Seller shall have performed and complied in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate signed on behalf of such Seller by a duly authorized officer of such Seller to such effect.
(e)     Company Material Adverse Effect. From the date of this Agreement, there has not been any Change that has had, or would reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 7.03.     Conditions to Obligations of Sellers. The obligation of Sellers to effect the Closing is further subject to the following conditions:
(a)     Representations and Warranties of Purchaser. (i)  Each of the representations and warranties of Purchaser contained in this Agreement (other than in Sections 4.01 (Organization), 4.02 (Authority; Execution and Delivery; Enforceability) and 4.04 (Brokers)), without regard to materiality, Material Adverse Effect or similar qualifiers contained within such representations and warranties, shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), other than for such failures to be true and correct that, individually or in the aggregate, would not reasonably be expected to prevent Purchaser from consummating the Transactions or otherwise performing in all material respects its obligations under this Agreement and (ii) the representations and warranties of Purchaser set forth in Sections 4.01(a) (Organization), 4.02 (Authority; Execution and Delivery; Enforceability) and 4.04 (Brokers) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date. Member Representative shall have received a certificate signed on behalf of Purchaser by a duly authorized officer of Purchaser to such effect.
(b)     Performance of Obligations of Purchaser. Purchaser shall have performed and complied in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and Member Representative shall have received a certificate signed on behalf of Purchaser by a duly authorized officer of Purchaser to such effect.
Section 7.04.     Frustration of Closing Conditions. Neither Purchaser, on the one hand, nor the Company or Sellers, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such person’s breach of a covenant, agreement, representation or warranty set forth in this Agreement.
ARTICLE VIII

Termination, Amendment and Waiver
Section 8.01.     Termination. This Agreement may be terminated at any time prior to the Closing Date:
(a)    by mutual written consent of Principal Sellers and Purchaser;
(b)    by either Principal Sellers or Purchaser, by written notice to the other:
(i)    if the Closing has not occurred on or before May 31, 2018 (the “Outside Date”) so long as, on the Outside Date and the date of such notice, the terminating party (or the Company, if Principal Sellers are the terminating party) has not failed to fulfill any obligation under this Agreement, which failure has been the cause of, or resulted in, the failure of the Closing to occur;
(ii)    if any Governmental Entity of competent jurisdiction has issued an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Transactions and such order, decree, ruling or other action shall have become final and nonappealable;
(iii)    if any condition to the obligation of such party to consummate the Closing set forth in Section 7.02 (in the case of Purchaser) or 7.03 (in the case of Sellers) becomes incapable of satisfaction prior to the Outside Date and such condition has not been waived; provided, however, that the terminating party (or the Company, if Principal Sellers are the terminating party) is not then in material breach of any representation, warranty or covenant contained in this Agreement;
(c)    by Purchaser by notice to Sellers, if Sellers or the Company breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 7.01(b), 7.02(a), 7.02(b), 7.02(c) or 7.02(d), and (ii) cannot be or has not been cured prior to the earlier of (A) 30 days after the giving of written notice to Sellers of such breach and (B) the Outside Date; provided, however, that Purchaser shall not be permitted to terminate this Agreement pursuant to this Section 8.01(c) if Purchaser has materially breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement; or
(d)    by Principal Sellers by notice to Purchaser, if Purchaser breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 7.01(b), 7.03(a) or 7.03(b) and (ii) cannot be or has not been cured prior to the earlier of (A) 30 days after the giving of written notice to Purchaser of such breach and (B) the Outside Date; provided, however, that Principal Sellers shall not be permitted to terminate this Agreement pursuant to this Section 8.01(d) if Sellers or the Company have materially breached or failed to perform any of their representations, warranties, covenants or agreements contained in this Agreement.
Section 8.02.     Effect of Termination. In the event of termination of this Agreement by either Principal Sellers or Purchaser as provided in Section 8.01, this Agreement shall forthwith become void and have no effect (other than Section 2.05, Section 3.18, Section 4.04, the last sentence of Section 6.01, this Section 8.02 and Article X and the Confidentiality Agreement, all of which shall survive such termination), without any liability or obligation on the part of any party and except to the extent that such termination results from a knowing and intentional breach by a party of any representation, warranty, covenant or agreement set forth in this Agreement. Nothing in this Section 8.02 shall be deemed to release any party from any liability for any damages for fraud or for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.
Section 8.03.     Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Notwithstanding anything to the contrary contained herein, the provisions of Sections 1.02 (Closing) (only with regard to the provisos in the first sentence thereof), 4.05 (Capital Resources), 6.14 (Financing Activities), 8.02 (Effect of Termination), 10.06 (Entire Agreement; No Third-Party Beneficiaries), 10.08 (Governing Law), 10.09 (Assignment), 10.10 (Enforcement, Jurisdiction, Consent to Service of Process) and 10.14 (No Recourse Against Financing Sources) and this Section 8.03 (Amendment) that relate to the Debt Financing Sources or any other Debt Financing Source Party (and any other provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of such provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Debt Financing Sources or any other Debt Financing Source Party without the prior written consent of the Debt Financing Sources.
Section 8.04.     Extension; Waiver. At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any such extension or waiver shall constitute an extension or waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
ARTICLE IX

Indemnification
Section 9.01.     Indemnification by Sellers. (a) From and after the Closing, each Seller shall indemnify and hold harmless Purchaser, its affiliates (including the Company and the Company Subsidiaries) and each of their respective officers, directors, employees, stockholders, agents, attorneys, accountants, representatives, successors and permitted assigns (“Purchaser’s Indemnified Persons”) from and against, and shall reimburse Purchaser and Purchaser’s Indemnified Persons for, any and all Losses incurred, suffered by or asserted against Purchaser or the Purchaser’s Indemnified Persons, to the extent directly or indirectly arising out of or resulting from:
(i)    any misrepresentation in or breach or inaccuracy of (A) such Seller’s Seller Fundamental Representations; (B) Company

Fundamental Representations or (C) the other representations and warranties set forth in this Agreement or any Ancillary Document;
(ii)    any breach or nonfulfillment of any covenant, agreement or other obligation of such Seller set forth in this Agreement or any Ancillary Document which by its terms contemplates performance after Closing;
(iii)    any breach or nonfulfillment of any covenant, agreement or other obligation of the Company set forth in Sections 5.01 or 6.10 of this Agreement;
(iv)    all Pre-Closing Taxes with respect to any Straddle Period (excluding all Losses in respect of Taxes arising from transactions that occur (or are deemed to occur) on the Closing Date after the Closing);
(v)    any indirect rate adjustments, disallowed costs or withholdings made by the relevant contracting officer based upon the findings and opinions issued by the Defense Contract Audit Agency (“DCAA”) or another Government Entity with respect to any costs incurred during pre-Closing performance under any Government Contract; provided that Member Representative shall retain the right to manage and defend any and all audits and other proceedings in respect of such costs.
(b)     The obligation to provide indemnification under Section 9.01(a), other than with respect to Sections 9.01(a)(i)(A) and 9.01(a)(ii), shall be pro rata in accordance with each Seller’s share of the Purchase Price (such that the total amount of such indemnity is equal to 100% of the applicable Losses). The obligation to provide indemnification in the case of Sections 9.01(a)(i)(A) and 9.01(a)(ii) shall be borne solely by the applicable Seller to whom such representation or obligation, as applicable, relates. Each Seller’s obligation to provide indemnification pursuant to this Section 9.01(a) shall be several and not joint.
Section 9.02.     Indemnification by Purchaser. From and after the Closing, Purchaser shall indemnify and hold harmless each Seller and its affiliates and each of their respective officers, directors, employees, stockholders, agents, attorneys, accountants, representatives, successors and permitted assigns (“Sellers’ Indemnified Persons”) from and against, and shall reimburse such Sellers and such Sellers’ Indemnified Persons for, any and all Losses incurred, suffered by or asserted against the applicable Sellers or the Sellers’ Indemnified Persons, to the extent directly or indirectly arising out of or resulting from:
(a)     any misrepresentation in or breach or inaccuracy of (i) Purchaser Fundamental Representations or (ii) the other representation or warranty of Purchaser set forth in Article IV of this Agreement or any Ancillary Document;

(b)     any breach or nonfulfillment of any covenant, agreement or other obligation of Purchaser set forth in this Agreement or any Ancillary Document; or
(c)     the amount set forth on Section 9.02(c) of the Company Disclosure Letter, or any portion thereof, if and when it is finally determined that such amount or portion thereof will not be paid.
Section 9.03.     Defense of Third Party Claims. (a) If any legal proceedings shall be instituted or any claim is asserted by any third party (other than in a Tax Proceeding) (a “Third Party Claim”) in respect of which any of Purchaser, the Purchaser’s Indemnified Persons or the Sellers or Sellers’ Indemnified Persons, as applicable, may have an obligation to indemnify another party to this Agreement, the party asserting such right to indemnity (the “Indemnified Party”) shall give the party from whom indemnity is sought (the “Indemnifying Party”) written notice thereof within 10 Business Days after receipt by such Indemnified Party of notice of the Third Party Claim, but any failure to so notify the Indemnifying Party shall not relieve it from any liability that it may have to the Indemnified Party other than to the extent the Indemnifying Party is actually prejudiced thereby. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party reasonably promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.
(b)     If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses, upon written notice to the Indemnified Party delivered within 30 days of receipt of notice such Third Party Claim from the Indemnified Party, to assume the defense thereof with counsel selected by the Indemnifying Party, subject to the approval of the Indemnified Party, such approval not to be unreasonably withheld, conditioned or delayed. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnified Party shall be entitled to participate in such defense but the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with such participation or otherwise in connection with the defense of such claim; provided, however, that the Indemnifying Party shall be liable for such legal expenses if the Indemnified Party determines in good faith that the incurrence of the same is appropriate in light of defenses not available to the Indemnifying Party, conflicts of interest or other similar circumstances.
(c)     If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, all Indemnified Parties shall reasonably cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s reasonable request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d)     The Indemnifying Party shall obtain the prior written approval of the Indemnified Party before entering into any settlement of such claim or ceasing to defend against such claim (with such approval not to be unreasonably withheld, delayed or conditioned); provided, however, that if the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party shall not agree to any settlement, compromise or discharge of a Third Party Claim without the prior written consent of the Indemnified Party (which may not to be unreasonably withheld, delayed or conditioned) unless such settlement, compromise or discharge (i) by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim, (ii) releases the Indemnified Party completely in connection with such Third Party Claim, (iii) does not impose a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any of its affiliates, (iv) does not include a finding or admission of a violation of Law or violation of the rights of any person by the Indemnified Party or any of its affiliates, (v) does not include a finding or admission that would have an effect that is adverse in any material respect on claims made or threatened against the Indemnified Party or any of its affiliates and (vi) does not impose any non-monetary condition or obligation on any Indemnified Party, the Company or any of their respective affiliates.
(e)     The Indemnifying Party shall not be liable for any settlement, compromise or discharge with respect to any Third Party Claim entered into without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned or delayed).
(f)     If the Indemnifying Party does not assume control of the defense of such claim as provided in this Section 9.03 or after assuming the defense of a Third Party Claim, fails to take reasonable steps necessary to defend diligently such Third Party Claim, the Indemnified Party shall have the right to defend such Third Party Claim in such manner as it may deem appropriate at the cost and expense of the Indemnifying Party (other than during any period in which the Indemnified Party shall have failed to give notice of the Third Party Claim as provided above), and the Indemnifying Party will promptly reimburse the Indemnified Party therefor in accordance with this Section 9.03. The reimbursement of fees, costs and expenses required by this Section 9.03 shall be made by periodic payments during the course of the investigations or defense, as and when bills are received or expenses incurred.
Section 9.04.     Other Claims. A claim for indemnification for any matter not involving a Third Party Claim or a Tax Proceeding shall be asserted by the Indemnified Party to the Indemnifying Party in writing with reasonable promptness, setting forth the facts giving rise to and the alleged basis for such claim and, if known or reasonably ascertainable, the amount of the liability asserted or which may be asserted by reason thereof, but any failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party other than to the extent the Indemnifying Party is actually prejudiced thereby. In the event the Indemnifying Party disputes its obligation to indemnify the Indemnified Party under this

Article IX, the Indemnifying Party shall have 45 days after receipt of notice under this Section 9.04 to give written notice of such objection, and the grounds therefor, and the Indemnified Party shall thereafter have 15 days to respond in writing to the objection of the Indemnifying Party. If after such 15-day period there remains a dispute as to any obligation, the parties shall attempt in good faith for 15 days to agree upon the rights of the respective parties with respect to such indemnification obligation.
Section 9.05.     Survival. (a) Subject to the limitations and other provisions of this Agreement, the representations and warranties of Sellers and the Company contained in this Agreement, other than the representations set forth in Sections 2.01(a) (Organization), 2.02 (Authority; Execution and Delivery; Enforceability), 2.04 (The Membership Interests) and 2.05 (Brokers) (such representations, the “Seller Fundamental Representations”), and Sections 3.01(a) (Organization), 3.02(a) (Company Subsidiaries), 3.03(a) (Capital Structure), 3.04 (Authority; Execution and Delivery; Enforceability) and 3.18 (Brokers) (such representations, the “Company Fundamental Representations”) and Section 3.09 (Taxes), shall survive the Closing for a period of 15 months (the “General Survival Expiration Date”) after which date they shall terminate and be of no force and effect. Any claim for indemnity under Section 9.01(a)(i)(C) or 9.02(a)(ii) (except for any claim with respect to Taxes) must be asserted in writing prior to the General Survival Expiration Date.
(b)     Subject to the limitations and other provisions of this Agreement, the representations and warranties of Purchaser contained in this Agreement shall survive the Closing until the General Survival Expiration Date after which date they shall terminate and be of no force and effect, other than the representations set forth in Sections 4.01(a) (Organization), 4.02 (Authority; Execution and Delivery; Enforceability) and 4.04 (Brokers) (such representations, the “Purchaser Fundamental Representations”).
(c)     Subject to the limitations and other provisions of this Agreement, (i) the respective covenants, agreements and other obligations of the Company, the Sellers and Purchaser contained in this Agreement (other than any covenants, agreements or other obligations of the Company or the Sellers contained in Sections 5.01(a) and 6.10 of this Agreement) or in any Ancillary Document required to be performed or complied with prior to or as of the Closing shall not survive the Closing, after which they shall terminate and be of no force and effect, (ii) the covenants, agreements and other obligations of the Company contained in Sections 5.01(a) and 6.10 of this Agreement shall survive until the General Survival Expiration Date, after which they shall terminate and be of no force and effect and (iii) the respective covenants, agreements and other obligations of the Company, the Sellers and Purchaser contained in this Agreement or in any Ancillary Document required to be performed or complied with following the Closing shall survive the Closing Date indefinitely or for such lesser period of time as may be specified therein, but not to exceed six (6) months following the applicable statute of limitations in the event of a breach of such covenant or other agreement, after which applicable date they shall terminate and be of no force and effect.

(d)     Subject to the limitations and other provisions of this Agreement, the Seller Fundamental Representations, Company Fundamental Representations and Purchaser Fundamental Representations shall survive the Closing indefinitely.
(e)     Subject to the limitations and other provisions of this Agreement, the representations and warranties contained in Section 3.09 shall survive the Closing until six months following the applicable statute of limitations, after which date they shall terminate and be of no force and effect.
(f)     Any claim for indemnity under Section 9.01(a)(ii), 9.01(a)(iii), Section 9.02(b) or Section 9.02(c) must be asserted in writing before the applicable date contemplated by Section 9.05(c). Any claim for indemnity under Section 9.01(a)(i)(C) with respect to Taxes or Section 9.01(a)(iv) must be asserted in writing before six (6) months following the applicable statute of limitations.
(g)     Subject to the limitations and other provisions of this Agreement, a party’s rights to indemnification under this Article IX, and the other provisions of this Article IX, shall not terminate with respect to any claim for breach of a representation or warranty or covenant, agreement or other obligation that survives the Closing pursuant to Sections 9.05(a) – (e) with respect to which the Indemnified Party has delivered a written notice to the Indemnifying Party prior to the applicable termination date in accordance with Section 9.03(a) or Section 9.04, as applicable; provided, however, that the applicable representation or warranty or covenant, agreement or other obligation under this Article IX shall survive only until, and only for purposes of, the resolution of the claim covered by such notice.
(h)     Nothing in this Section 9.05 shall affect or limit the ability of Purchaser to recover under the R&W Insurance for any matters covered thereunder.
(i)     It is the intention of the parties that the survival periods and termination dates set forth in this Section 9.05 supersede any statute of limitation that would otherwise be applicable to such representations, warranties, covenants, agreements and other obligations or claims with respect thereto.
Section 9.06.     Indemnification Limitations; Cooperation. Notwithstanding anything to the contrary in this Agreement:
(a)     In no event shall the aggregate liability of each Seller for all claims of Losses under (i) Section 9.01(a)(i) or Section 9.01(a)(iv) exceed such Seller’s pro rata share (in accordance with each Seller’s share of the Purchase Price) of the Seller Overall Cap and (ii) Section 9.01(a)(i)(C) (other than with respect to claims of any misrepresentation in or breach or inaccuracy of any representation or warranty set forth in Section 3.09 (Taxes)) exceed such Seller’s pro rata share (in accordance with each Seller’s share of the Purchase Price) of the Seller General Cap. In no event shall the aggregate liability of Purchaser for all claims of Losses under (i) Section 9.02(a) exceed the Purchase Price or (ii) Section 9.02(a)(ii) exceed $38,750,000. In no event shall the aggregate liability of each Seller for all claims of Losses under Section 9.01(a)(v) exceed such Seller’s pro rata share (in accordance with each Seller’s share of the Purchase Price) of $780,000.
(b)     Except with respect to claims of any misrepresentation in or breach or inaccuracy of any Seller Fundamental Representation, Company Fundamental Representation, Purchaser Fundamental Representation or Special Indemnity Representation, none of Purchaser, the Purchaser’s Indemnified Persons, the Sellers or the Sellers’ Indemnified Persons, as applicable, shall be entitled to recover any Losses pursuant to Section 9.01(a)(i) or Section 9.02(a), as applicable, (i) unless each such Loss (or series of related Losses arising from the same set of facts or circumstances) exceeds $100,000 and (ii) until the aggregate amount of Losses for which Purchaser or the Purchaser’s Indemnified Persons or the Sellers or the Sellers’ Indemnified Persons, as applicable, would be entitled to indemnification under this Article IX exceeds the Seller Deductible in the case of Purchaser or a Purchaser’s Indemnified Person or $7,750,000 in the case of the Sellers or a Sellers’ Indemnified Person (as applicable to Purchaser or the Purchaser’s Indemnified Persons or to the Sellers or Sellers’ Indemnified Persons, the “Deductible”), in which case, Purchaser or the Purchaser’s Indemnified Persons or the Sellers or the Sellers’ Indemnified Persons, as applicable, will be entitled to indemnification hereunder only for such Losses that are in excess of the applicable Deductible.
(c)     Other than with respect to claims of any misrepresentation in or breach or inaccuracy of any representation or warranty set forth in Section 3.09 (Taxes), neither Purchaser nor the Purchaser’s Indemnified Persons shall be entitled to recover any Losses with respect to any misrepresentation in or breach or inaccuracy of any Special Indemnity Representation, until the aggregate amount of Losses with respect to the Special Indemnity Representations for which Purchaser or the Purchaser’s Indemnified Persons would be entitled to indemnification under this Article IX exceeds $100,000, in which case, Purchaser or the Purchaser’s Indemnified Persons, as applicable, will be entitled to indemnification hereunder only for such Losses that are in excess of such amount.
(d)     Each of Purchaser, Purchaser’s Indemnified Persons, Sellers and Sellers’ Indemnified Persons shall use commercially reasonable efforts to mitigate all Losses for which such persons are entitled or may be entitled to indemnification under this Article IX, including by filing claims, and seeking to recover available amounts, under applicable insurance policies (including by filing claims under the R&W Insurance in respect of Pre-Closing Taxes for which a claim could be made under either Section 9.01(a)(i)(C) or 9.01(a)(iv) or indemnity provisions of applicable Contracts), and none of Purchaser, Purchaser’s Indemnified Persons, Sellers or Sellers’ Indemnified Persons shall be entitled to indemnification for any Losses to the extent that such Losses arose from such person’s failure to use commercially reasonable efforts to mitigate such Losses; provided, that the amount of any actual costs or expenses incurred in connection with such efforts to mitigate such Losses shall be included in the amount of any such Losses.
(e)     Prior to seeking recovery from Sellers, Purchaser agrees to make, or cause the appropriate Purchaser’s Indemnified Person to make, a claim for the full amount of such Loss under the R&W Insurance; provided, however, that, so long as Purchaser or the appropriate Purchaser’s Indemnified Person has first made such a claim under the R&W Insurance, as applicable, the Purchaser or such Purchaser’s Indemnified Person may also make a claim for indemnification under Section 9.01(a)(i), notwithstanding the fact that Purchaser or such Purchaser’s Indemnified Person’s claim under the R&W Insurance is still pending; and provided, further, that subject to the limitations and other provisions of this Agreement, with respect to any Losses indemnifiable under Section 9.01(a)(i), (i) to the extent coverage is not available under such R&W Insurance in respect of such Losses because the retention under the R&W Insurance has not been reached or due to a Permitted R&W Insurance Exclusion, Purchaser and Purchaser’s Indemnified Persons shall be entitled to recover such deficiency from the Indemnity Escrow Fund or (ii) if the Indemnity Escrow Fund is not available for any reason, directly from the applicable Sellers, provided, further, that no Seller shall be required to pay any Losses under Section 9.01(a)(i) (beyond the recovery of Purchaser or Purchaser’s Indemnified Persons from the Indemnity Escrow Account) until the aggregate amount of all unpaid Losses indemnifiable under Section 9.01(a)(i) exceeds the then Available RWI Limit, in which event Sellers shall only be required to pay for Losses in excess of the then Available RWI Limit (except that this limitation shall not apply to any such Losses that are not recoverable under the R&W Insurance (i) in respect of a Fundamental Loss or a Special Indemnity Loss, to the extent the retention under the R&W Insurance has not been satisfied or (ii) due to a Permitted R&W Insurance Exclusion). Purchaser agrees to use reasonable best efforts to pursue, and agrees to cause the appropriate Purchaser’s Indemnified Person to pursue, such claims under the R&W Insurance. The amount of any Losses for which indemnification is provided for under this Article IX shall be (A) offset by any amounts recovered by such indemnified persons as a result of any indemnification by any third party and any insurance proceeds (including any amounts recovered by the indemnified party under the R&W Insurance) or other amounts actually received by such indemnified persons from third parties with respect to such Losses, net of any actual costs, deductibles, expenses or premiums incurred in connection with securing such amounts (including increased premiums resulting therefrom) other than with respect to the R&W Insurance and (B) reduced for the net amount of any Tax Benefits (as that term is defined in Section XII(EE) of the R&W Insurance policy). In no event shall Purchaser or any Purchaser’s Indemnified Person be entitled to recover any duplicate Losses pursuant to this Article IX; and if Purchaser or any Purchaser’s Indemnified Person shall recover any duplicate Losses pursuant to the R&W Insurance subsequent to recovering any corresponding Losses from any Seller pursuant to this Article IX, Purchaser or such Purchaser’s Indemnified Person, as applicable, shall promptly reimburse and deliver the amount of such duplicate recovery to such Seller. Purchaser shall not, and, after the Closing, shall cause the Company not to, amend or modify in any manner that may adversely affect Sellers, or cancel or otherwise consent to the termination of, the R&W Insurance.
(f)     Any indemnification payments made pursuant to Section 9.01 or 9.02 shall be treated as an adjustment to the Purchase Price for all Tax purposes, unless otherwise required by a final determination (which shall include the execution of a Form 870-AD or successor form).
(g)     The amount of the Loss arising out of any item (including with respect to any misrepresentation in or breach or inaccuracy of any representation or warranty set forth in Section 3.21) to the extent included specifically as a liability in calculating Closing Working Capital, Closing Indebtedness, Closing Change of Control Payments or Transaction Expenses shall be calculated net of the amount so included, with the intent of this provision to merely be to avoid “double counting” and not to limit any right to recover for Loss that arises out of or results from any misrepresentation in or breach or inaccuracy of any applicable representation or warranty in excess of the amount of such Loss so included as a liability in calculating Closing Working Capital, Closing Indebtedness, Closing Change of Control Payments or Transaction Expenses. The amount of the Loss arising out of any reduction in value of any Current Asset acquired at the Closing shall be calculated net of the reported value of such Current Asset used in calculating Working Capital. Notwithstanding any other provision of this Agreement to the contrary, neither Purchaser nor any Purchaser’s Indemnified Person shall be entitled to indemnification under this Article IX for (i) any Losses (other than Losses described in clause (ii) of this Section 9.06(g) to the extent such Losses are specifically reflected in Closing Indebtedness or in Closing Working Capital or (ii) any Losses in respect of Taxes due and payable by the Company or any Company Subsidiary to the extent the aggregate amount of such Losses are less than or equal to the amount of Taxes reflected in Current Liabilities.
(h)     Notwithstanding anything to the contrary in this Agreement, none of Purchaser, the Purchaser’s Indemnified Persons, any Sellers or any Sellers’ Indemnified Person shall be entitled to indemnification under this Article IX with respect to any Losses that are in the nature of punitive damages (except to the extent payable to third parties), regardless of the form of action through which any of the foregoing are sought.
(i)     Notwithstanding anything to the contrary in this Agreement, (i) the indemnity pursuant to Section 9.01(a)(i) with respect to the representations and warranties set forth in Section 3.09 (Taxes) shall be limited to Losses in respect of Pre-Closing Taxes, and (ii) such indemnity shall exclude all Losses in respect of Taxes arising from transactions that occur (or are deemed to occur) on the Closing Date after the Closing.
Section 9.07.     Exclusive Remedy. (a) Except with respect to any claim to the extent arising out of or based upon fraud and to the extent otherwise expressly set forth in Section 1.04 and Section 6.06(c), from and after the Closing, the rights expressly set forth in this Article IX shall be the sole and exclusive remedy of the parties with respect to any Losses arising out of or relating to Purchaser’s investigation of the Company and the Company Subsidiaries, this Agreement, the Company, the Company Subsidiaries or any of their respective assets and liabilities, the Transactions, the negotiation and execution of this Agreement or any other certificate or other document made or delivered pursuant to this Agreement. In furtherance of the foregoing, each of the parties hereto hereby waives, from and after the Closing, any and all rights, claims and causes of action it may have against the others arising under or based upon the Transactions, this Agreement, any document or certificate delivered in connection herewith, any applicable Law (including any rights of contribution or recovery under the Comprehensive Environmental Response, Compensation, and Liability Act or any analogous state law, or any other Environmental Law), common law or otherwise except pursuant to the indemnification provisions set forth in this Article IX and except with respect to any claim to the extent arising out of or based upon fraud and to the extent otherwise expressly set forth in Section 1.04 and Section 6.06(c). Notwithstanding anything to the contrary contained in this Agreement or any other Ancillary Document, the limitations on indemnification set forth in this Agreement shall not (i) apply to any claim for Losses to the extent arising out of or based upon fraud or (ii) apply to any claims under, or in any way limit Purchaser’s or any Purchaser’s Indemnified Persons’ rights in respect of, the R&W Insurance.
(b)     The insurers under the R&W Insurance shall not have and will not pursue any right of subrogation against Sellers, Member Representative or any officer, director or employee of the Company or any Company Subsidiary following the Closing, except in the case of fraud, and the R&W Insurance shall explicitly provide as such.
(c)     After the Closing, no party may bring any suit, action or proceeding seeking to rescind the Transactions or this Agreement, whether based on fraud, gross negligence, negligence, breach of contract, breach of statute or otherwise.
Section 9.08.     Manner of Payment; Escrow.
(a)     To the extent Purchaser or any Purchaser’s Indemnified Person is entitled to recover pursuant to this Article IX from the Indemnity Escrow Fund or from any Seller, as applicable, a payment shall be effected by wire transfer of immediately available funds from the Indemnity Escrow Fund or such Seller, as applicable, to an account or accounts designated in writing by Purchaser, within 15 days after the determination thereof.
(b)     With respect to any indemnification in favor of any Sellers or any Sellers’ Indemnified Party pursuant to this Article IX, a payment shall be effected by wire transfer of immediately available funds from the Purchaser or its affiliate, to an account or accounts designated in writing by such Seller Indemnified Party, within 15 days after the determination thereof.

(c)     Any amount remaining in the Indemnity Escrow Account as of the General Survival Expiration Date (minus the aggregate amount reasonably claimed in good faith by Purchaser or the Purchaser’s Indemnified Persons pursuant to claims made and not fully resolved prior to such date) shall be released by the Indemnity Escrow Agent and disbursed to the Member Representative for the benefit of the Sellers. Within five (5) Business Days after any such disbursement to the Member Representative, to the extent the funds held in the Indemnity Escrow Account exceed the aggregate amount reasonably claimed in good faith by Purchaser or Purchaser’s Indemnified Persons pursuant to claims made prior to the General Survival Expiration Date, and not fully resolved prior to the time of determination, the excess funds shall be promptly released by the Indemnity Escrow Agent and such funds shall be disbursed by the Member Representative to the Sellers, allocating such funds among the Sellers in the manner distributions would have been allocated among Sellers in their capacity as members of the Company pursuant to the terms and subject to the conditions of the Company LLC Agreement.
(d)     Member Representative and Purchaser shall deliver joint written instructions to the Indemnity Escrow Agent instructing the Indemnity Escrow Agent to make any distributions from the Indemnity Escrow Account expressly provided herein.
Section 9.09.     Materiality. For purposes of calculating the amount of any Losses incurred in connection with any misrepresentation or breach or inaccuracy of any representation or warranty of any party in Article II, Article III or Article IV set forth herein (other than the Special Indemnity Representations, as set forth in the following sentence, and Section 3.07(i)) (but not for purposes of determining the existence of any such misrepresentation, breach or inaccuracy), any and all references to “materiality” or “Material Adverse Effect” (or other correlative or similar terms) shall be disregarded and each representation or warranty made by any party in Article II, Article III or Article IV, as applicable, shall be deemed made without any such qualifications or limitations. Following the Closing, for purposes of determining the existence of any misrepresentation or breach or inaccuracy and for purposes of calculating the amount of any Losses incurred in connection with any misrepresentation or breach or inaccuracy of any Special Indemnity Representation, any and all references to “materiality” or “Material Adverse Effect” (or other correlative or similar term) shall be disregarded and each Special Indemnity Representation shall be deemed made without any such qualifications or limitations.

ARTICLE X

General Provisions
Section 10.01.     Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)     if to Purchaser, to:
On Assignment, Inc.
26745 Malibu Hills Road
Calabasas, California 91301
Fax: (866) 517-1118
Attention:  Jennifer Hankes Painter
with a copy to:
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
Fax: (310) 712-8800
Attention: Patrick S. Brown
(b)     if to the Company, to:
ECS Federal, LLC
c/o Lindsay Goldberg LLC
630 Fifth Avenue, 30th Floor
New York, NY 10111
Attention: J. Russell Triedman and Vincent Ley
(c)     if to Member Representative, to:
LG ECSF L.P.
c/o Lindsay Goldberg LLC
630 Fifth Avenue, 30th Floor
New York, NY 10111
Attention: J. Russell Triedman and Vincent Ley
in each case with a copy to:
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Fax: (212) 474-3700
Attention: Thomas E. Dunn, Esq.
Section 10.02.     Definitions. For the purposes of this Agreement:
“Accounting Firm” has the meaning assigned to it in Section 1.04(c).
“Accounting Principles” has the meaning assigned to it in Section 1.04(g).
“Acquisition Proposal” has the meaning assigned to it in Section 6.13(a)(i).

“Adjustment Escrow Account” has the meaning assigned to it in Section 1.03(d).
“Adjustment Escrow Agent” has the meaning assigned to it in Section 1.05(a).
“Adjustment Escrow Agreement” has the meaning assigned to it in Section 1.05(a).
“Adjustment Escrow Amount” has the meaning assigned to it in Section 1.04(f)(i).
“Adjustment Escrow Fund” has the meaning assigned to it in Section 1.03(d).
“affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.
“Agreement” has the meaning assigned to in the Preamble of this Agreement.
“Alternate Financing” has the meaning assigned to it in Section 6.14(a).
“Ancillary Documents” means the statements, notices, certificates, agreements or other instruments delivered in accordance with this Agreement.
“Assets” has the meaning assigned to it in Section 3.08(e).
“Assigned Materials” means with respect to reports, Software, or other information or materials developed by the Company or any of the Company Subsidiaries for customers, the Intangibles in which the Company assigns, in part or in whole, to those customers.
“Audited Balance Sheets” has the meaning assigned to it in Section 3.06(a).
“Available RWI Limit” means, as of any time, (i) $38,750,000 less (ii) the RWI Loss Recoveries as of such time.
“Benefit Agreement” has the meaning assigned to it in Section 3.10(b).
“Benefit Plan” has the meaning assigned to it in Section 3.10(a).
“Business Day” means any day of the year on which national banking institutions in New York, New York and Los Angeles, California, and solely for the purposes of Section 1.02, Charlotte, North Carolina, are open to the public for conducting business and are not required or authorized to close.
“Cash” has the meaning assigned to it in Section 1.04(f)(ii).
“Change” has the meaning assigned to it in the definition of “Company Material Adverse Effect”.
“Change of Control Payments” means all success fees, transaction bonuses, retention payments, payments in respect of outstanding stock appreciation rights or any similar payments due or payable by the Company or a Company Subsidiary to any Company Personnel as a result of the consummation of the Transactions (and not conditioned upon any other event), in each case, together with the Company’s (or a Company Subsidiary’s) portion of any employment or payroll Taxes related thereto; provided, however, that in no event shall any payments made pursuant to an offer letter or other agreement or arrangement entered into by Purchaser (or by the Company at the direction of Purchaser) whether prior to, on or following the date of this

Agreement be considered Change of Control Payments or otherwise reflected as a liability of the Company in calculating Working Capital hereunder.
“Closing” has the meaning assigned to it in Section 1.02.
“Closing Cash” has the meaning assigned to it in Section 1.04(b).
“Closing Change of Control Payments” has the meaning assigned to it in Section 1.04(b).
“Closing Date” has the meaning assigned to it in Section 1.02.
“Closing Date Amount” has the meaning assigned to it in Section 1.04(a).
“Closing Indebtedness” has the meaning assigned to it in Section 1.04(b).
“Closing Working Capital” has the meaning assigned to it in Section 1.04(b).
“Code” has the meaning assigned to it in Section 3.10(b).
“Company” has the meaning assigned to it in the Preamble of this Agreement.
“Company Affiliate” has the meaning assigned to it in Section 10.12.
“Company Certificate of Formation” has the meaning assigned to it in Section 3.01(c).
“Company Core Intangibles” means Software or Intangibles that the Company licenses to multiple customers or to which the Company provides its multiple customers access, and all Software tools used by the Company to develop, maintain or enhance any of the foregoing.
“Company Disclosure Letter” means the disclosure letter delivered by Member Representative and the Company to Purchaser in connection with the execution and delivery by the parties of this Agreement. The Company Disclosure Letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in Articles II, III and V, and the disclosure in any section or subsection shall be deemed to qualify other sections and subsections of Articles II, III and V to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections and subsections.
“Company Employee” and “Company Employees” have the meaning assigned to them in Section 6.05(a).
“Company Financial Statements” has the meaning assigned to it in Section 3.06(a).
“Company Fundamental Representations” has the meaning assigned to it in Section 9.05(a).
“Company Insurance Policies” has the meaning assigned to it in Section 3.17.
“Company Intangible Contracts” means all Contracts pursuant to which (i) a third party has licensed, assigned or transferred any Intangible to the Company or any Company Subsidiary, other than “shrink wrap” and other generally commercially available Software licensed in object code form on standard, non-negotiated terms or (ii) any Company Owned Intangible is licensed, assigned or transferred to any third party, other than pursuant to Contracts that are in all material respects in substance on the applicable standard form of customer Contract that has been made available to Purchaser.
“Company IT Assets” all computers, Software, servers, workstations, routers, hubs, switches, data communication lines, and all other equipment comprising information technology and communication systems, and all associated documentation and data (including customer data, trading data and metadata), in each case owned or purported to be owned by or leased or licensed to the Company or any Company Subsidiary.
“Company Leased Real Property” has the meaning assigned to it in Section 3.08(b).
“Company LLC Agreement” has the meaning assigned to it in Section 3.01(c).
“Company Material Adverse Effect” means any fact, change, event, circumstance, occurrence, effect or development (a “Change”) that is materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement in accordance with the terms of this Agreement and applicable Law; provided, however, that a Company Material Adverse Effect will not include or be deemed to result from any Change, either alone or in combination with any other Change, directly or indirectly, arising out of, relating to or attributable to (and none of the following shall be taken into account in determining whether there has been or will be a Company Material Adverse Effect): (a) any Change affecting the general economy or business, economic, financial, credit or capital market conditions in the United States or in foreign countries in which the Company or any Company Subsidiary has material operations or business; (b) any Change affecting the industries in which the Company or any Company Subsidiary operates generally, including the national political or regulatory framework in which the Company or any Company Subsidiary has material operations or business; (c) any Change attributable to the announcement of this Agreement, or the pendency of the Transactions, including any reduction in revenues resulting therefrom and any adverse change in supplier, customer, distributor, employee, partner or similar relationships resulting therefrom, to the extent the Change was proximately caused by the announcement or pendency of the Transactions; (d) any action required to be taken or omitted pursuant to this Agreement or Ancillary Documents (other than the obligations of the Company and each Company Subsidiary under this Agreement or any Ancillary Document to (y) conduct its business in the ordinary course of business consistent with past practice and in substantially the same manner previously conducted, and (z) use commercially reasonable efforts to (I) preserve intact its current business organizations, (II) keep available the services of its current officers and employees and (III) maintain its relations with suppliers, customers, licensors and others having business relationships with it so that its goodwill and ongoing business shall be unimpaired on the Closing Date); (e) acts of war (whether or not declared), acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening or escalation of such conditions; (f) any hurricane, earthquake, flood or other natural disaster or act of God; (g) any adoption or implementation of, or change in, applicable Law after the date hereof or any interpretation thereof by any Governmental Entity; (h) changes in GAAP after the date hereof or any interpretation thereof by any Governmental Entity; or (i) any failure by the Company to meet any estimates of revenues, earnings, projections or other indicia of performance, whether published, internally prepared or provided to Purchaser or any of its respective representatives (it being understood that, subject to the other exclusions in this proviso, any Change giving rise to such failure may be deemed to constitute, or be taken into account in determining whether there has been or shall be, a Company Material Adverse Effect); provided, further, that, with respect to clauses (a), (b), (e), (f), (g) and (h), only to the extent that such Change does not have a materially disproportionate adverse effect on the Company and the Company Subsidiaries compared to other companies of similar size operating in the Company’s industry.
“Company Owned Intangibles” means all Intangibles owned by or purported to be owned by the Company or any of the Company Subsidiaries.
“Company Personnel” has the meaning assigned to it in Section 3.10(p).
“Company Real Property Lease” has the meaning assigned to it in Section 3.08(b).
“Company Releasee” has the meaning assigned to it in Section 6.17
“Company Subsidiary” means a subsidiary of the Company.
“Competing Business” has the meaning assigned to in Section 6.15 (a).
“Compliant” means, with respect to the Required Information that: (a) the applicable auditors have not withdrawn any audit opinion with respect to any audited financial statements contained in the Required Information, (b) it has not become necessary to restate any historical financial statements of the Company included in the Required Information, and the Company has not publicly announced that any such restatement is under consideration and (c) such Required Information does not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements in such Required Information, in light of the circumstances under which they were made, not misleading.
“Confidentiality Agreement” has the meaning assigned to it in Section 6.01.
“Consent” has the meaning assigned to it in Section 2.03(b).
“Continuation Period” has the meaning assigned to it in Section 6.05(a).
“Contract” has the meaning assigned to it in Section 2.03(a).
“Controlled Affiliate” has the meaning assigned to it in Section 6.15 (b) .
“Cravath” has the meaning assigned to it in Section 10.13.
“Current Assets” has the meaning assigned to it in Section 1.04(f)(iii).
“Current Liabilities” has the meaning assigned to it in Section 1.04(f)(iv).
“D&O Insurance” has the meaning assigned to it in Section 6.07(b).
“Debt Commitment Documents” has the meaning assigned to it in Section 4.05.
“Debt Commitment Letter” has the meaning assigned to it in Section 4.05.
“Debt Fee Letters” has the meaning assigned to it in Section 4.05.

“Debt Financing” has the meaning assigned to it in Section 4.05.
“Debt Financing Source Party” has the meaning assigned to it in Section 10.14.
“Debt Financing Sources” means each of the entities that have committed to provide, or otherwise entered into agreements (including, without limitation, the Debt Commitment Documents) in connection with, the Debt Financing or other debt financings in connection with the Transactions, including the parties to the Debt Commitment Letter, any joinder agreements, credit agreements, debentures or loan agreements (or other definitive documentation) relating thereto, together with their respective affiliates and their and their respective affiliates’ officers, directors, employees, agents and their respective successors and assigns.
“Deductible” has the meaning assigned to it in Section 9.06(b).
“Definitive Financing Documentation” has the meaning assigned to it in Section 6.14 (a).
“DFARS” has the meaning assigned to it in Section 3.16(c).
“Disqualified Individual” has the meaning assigned to it in Section 6.12.
“Environment” means ambient air, surface water, groundwater, land surface or subsurface strata.
“Environmental Laws” means all Laws relating to the regulation or control of pollution for the protection of worker health or safety, the environment or natural resources including wildlife and aquatic species.
“Environmental Permit” means any material permit, identification number, registration, waiver, license or other authorization issued or granted by any Governmental Entity under any applicable Environmental Law.
“ERISA” has the meaning assigned to it in Section 3.10(a).
“ERISA Affiliate” has the meaning assigned to it in Section 3.10(f).
“Estimated Cash” has the meaning assigned to it in Section 1.04(a).
“Estimated Change of Control Payments” has the meaning assigned to it in Section 1.04(a).
“Estimated Indebtedness” has the meaning assigned to it in Section 1.04(a).
“Estimated Transaction Expenses” has the meaning assigned to it in Section 1.04(a).
“Estimated Working Capital” has the meaning assigned to it in Section 1.04(a).
“FAR” has the meaning assigned to it in Section 3.16(c).
“Fundamental Losses” means, as of any time, any Losses as of such time of Purchaser or a Purchaser’s Indemnified Person in respect of a misrepresentation in or breach or inaccuracy of a Seller Fundamental Representation or Company Fundamental Representations.
“Fundamental Retention Amount Used” means, as of any time, if Purchaser or a Purchaser’s Indemnified Person has made a claim under the R&W Insurance for any Fundamental Losses,

the aggregate amount of such Losses as of such time for which coverage was not available under the R&W Insurance because the retention under the R&W Insurance has not been satisfied; provided the Sellers have indemnified Purchaser or such Purchaser’s Indemnified Person for such Losses pursuant to Sections 9.01(a)(i)(A) or (B) (including pursuant to the Indemnity Escrow Account).
“Fundamental RWI Loss Recoveries” means, as of any time, RWI Loss Recoveries in respect of Fundamental Losses.
“GAAP” has the meaning assigned to it in Section 3.06(a).
“General Survival Expiration Date” has the meaning assigned to it in Section 9.05(a).
“Governmental Authorizations” has the meaning assigned to it in Section 3.14
“Government Contract” means any prime Contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, purchase order, task order, delivery order, schedule contract, change order or other contractual commitment of any kind, between the Company or any Company Subsidiary and (i) a Governmental Entity, (ii) any prime contractor to a Governmental Entity in its capacity as a prime contractor or (iii) any subcontractor with respect to any Contract described in clauses (i) or (ii) above. A task, purchase or delivery order under a Government Contract will not constitute a separate Government Contract, for purposes of this definition, but will be part of the Government Contract to which it relates.
“Governmental Entity” has the meaning assigned to it in Section 2.03(b).
“Hazardous Substances” means any chemical, compound, substance, material or waste, that, in relevant form, quantity or concentration, is defined, listed, classified or otherwise regulated as hazardous, toxic, reactive, corrosive, ignitable or flammable under any Environmental Law.
“HSR Act” has the meaning assigned to it in Section 2.03(b).
“HSR Approval” has the meaning assigned to it in Section 6.02(a)(i).
“Indebtedness” has the meaning assigned to it in Section 1.04(f)(v).
“Indemnified Party” has the meaning assigned to it in Section 9.03(a).
“Indemnifying Party” has the meaning assigned to it in Section 9.03(a).
“Indemnity Escrow Account” has the meaning assigned to it in Section 1.03(e).
“Indemnity Escrow Agent” has the meaning assigned to it in Section 1.05(b).
“Indemnity Escrow Agreement” has the meaning assigned to it in Section 1.05(b).
“Indemnity Escrow Amount” means $7,750,000.
“Indemnity Escrow Fund” has the meaning assigned to it in Section 1.03(e).
“Intangibles” means all: (a) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures, foreign equivalents (e.g., industrial models), and applications therefor and all reissues, renewals, divisions, extensions, provisionals, continuations and continuations-in-part thereof; (b) trade secrets, confidential or proprietary information, know-how and data, including processes, schematics, business methods, algorithms, formulae, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (c) rights in published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information), including rights in computer Software, copyrights therein and thereto, registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (d) all worldwide registered and unregistered trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, designs, symbols, assumed names, fictitious names, trade names, trade dress and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby; and (e) all benefits, privileges and rights to claims and causes of action relating to any of the foregoing, whether before or hereafter accrued (including the rights to sue for all past, present or future infringements or other violations of any rights in the foregoing and to settle and retain proceeds from any such actions); and (f) moral rights.
“Interim Balance Sheet” has the meaning assigned to it in Section 3.06(a).
“IRS” has the meaning assigned to it in Section 1.03(i).
“Judgment” has the meaning assigned to it in Section 2.03(a).
“Knowledge” means, with respect to the Company or Purchaser, the actual knowledge of any of the persons set forth in Section 10.02(b) of the Company Disclosure Letter or Annex B, respectively, after reasonable inquiry, and with respect to each Seller (i) that is not an individual, family trust, or similar entity, the actual knowledge of any executive officer or person performing a similar role and (ii) for all other Sellers, the actual knowledge of such Seller, in each case, after reasonable inquiry.
“KSH Solutions” has the meaning assigned to it in Section 3.09(l).
“Labor Laws” has the meaning assigned to it in Section 3.10(m).
“Law” has the meaning assigned to it in Section 2.03(a).
“Legal Proceeding” has the meaning assigned to it in Section 10.14.
“Liens” has the meaning assigned to it in Section 1.01.
“Losses” means any loss, liability, charge, payment, judgment, assessment, settlement, Tax, interest penalty, deficiency, claim, damage or expense, including reasonable legal fees and expenses.
“Management Sellers” has the meaning assigned to them in the Preamble of this Agreement.
“Marketing Period” means the first period of at least 15 consecutive Business Days (excluding February 19, 2018, March 30, 2018 and May 28, 2018), commencing on the first Business Day after the date of receipt by Purchaser of the Required Information throughout which the Required Information is Compliant (it being understood that once the Marketing Period has commenced in no event shall such period be restarted or cease to continue if additional financial statements required to be delivered under the definition of “Required Information” are required to be delivered); provided that if the Company shall in good faith reasonably believe it has delivered the Required Information to Purchaser, it may deliver to Purchaser a written notice to that effect (stating when it believes it completed such deliveries), in which case the Marketing Period shall be deemed to have commenced on the date of receipt of such notice (or, if later, on the date specified in such notice as the date of delivery of the Required Information) unless Purchaser in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within two Business Days after the receipt of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information that the Company has not delivered), in which case the Company shall be deemed not to have delivered the Required Information to Purchaser until the Company has provided all such Required Information, as the case may be, specifically set forth in such notice (to the extent, in fact, Required Information); provided further that the Marketing Period shall end on any earlier date that is the date on which the entire Debt Financing has been consummated in accordance with its terms.
“Material Contracts” has the meaning assigned to it in Section 3.15(a).
“Member Representative” has the meaning assigned to it in the Preamble of this Agreement.
“Member Representative Amount” has the meaning assigned to it in Section 1.06.
“Membership Interests” has the meaning assigned to it in the Recitals of this Agreement.
“Net Adjustment Amount” has the meaning assigned to it in Section 1.04(f)(vi).
“Non-Fundamental Losses” means, as of any time, any Losses as of such time of a Purchaser Indemnified Person in respect of a misrepresentation in or breach or inaccuracy of a Non-Fundamental Representation.
“Non-Fundamental Representations” means the representations and warranties of Sellers in Article II and the Company in Article III of this Agreement other than the Seller Fundamental Representations, the Company Fundamental Representations and the Special Indemnity Representations.
“Non-Fundamental Retention Amount Used” means, as of any time, if Purchaser or a Purchaser Indemnified Person has made a claim under the R&W Insurance for any Non-Fundamental Losses, the aggregate amount of such Losses for which coverage was not available under the R&W Insurance because the retention under the R&W Insurance has not been satisfied.
“Non-Fundamental RWI Loss Recoveries” means, as of any time, RWI Loss Recoveries in respect of Non-Fundamental Losses.
“Notice of Disagreement” has the meaning assigned to it in Section 1.04(c).
“Order” means any rule, regulation, Judgment, writ, injunction, or award of a Governmental Entity acting in an adjudicative, rulemaking or regulatory capacity, or of an arbitrator with applicable jurisdiction over the subject matter (in each case, without regard to whether (i) any time period for appealing, or requesting a rehearing or reconsideration with respect to, such Order has expired or (ii) an appeal or request for rehearing or reconsideration has been filed with respect to such Order, in each case unless consummation of the Transactions is proscribed by Judgment or applicable Law).

“Outside Date” has the meaning assigned to it in Section 8.01(b)(i).
“Permitted Liens” means (i) statutory or common law liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith by appropriate proceedings, (ii) zoning, building, land use and other similar restrictions, including environmental regulations that would not reasonably be expected to materially impair the current use of such property, (iii) easements, covenants, conditions, rights-of-way, leases, licenses, restrictions and other similar charges and encumbrances or other minor title defects that would not reasonably be expected to materially impair the current or reasonably foreseeable use of such property, (iv) Liens that have been placed by any developer, owner, landlord or other third party either on any Company Leased Real Property or on property over which the Company or any Company Subsidiary has easement rights, or any subordination or similar agreements relating thereto, (v) Liens to secure landlords, lessors or renters under leases or rental agreements incurred in the ordinary course of business, (vi) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Laws or other social security programs, (vii) Liens in favor of carriers, warehousemen, mechanics and materialmen, Liens to secure claims for labor, materials or supplies and other like Liens incurred in the ordinary course of business consistent with past practice, (viii) conditional sales or similar security interests granted in connection with the lease or purchase of equipment or supplies in the ordinary course of business, (ix) restrictions on the transfer of securities imposed by applicable securities Laws, (x) any Liens under franchises or governing ordinances under which any portion of the business of the Company and the Company Subsidiaries is conducted, (xi) licenses of Intangibles granted in the ordinary course of business consistent with past practice and (xii) other imperfections of title or encumbrances that, individually or in the aggregate, do not materially impair the continued use and operation of the properties and assets to which they relate in the conduct of the business of the Company and the Company Subsidiaries as conducted as of the date of this Agreement.
“Permitted R&W Insurance Exclusion” means any exclusion of a Loss under the R&W Insurance other than the exclusion of a Loss (i) as a result of the breach by Purchaser or a Purchaser Indemnified Person of the R&W Insurance, (ii) as a result of the R&W Insurance Knowledge Exclusion or (iii) to the extent the retention under the R&W Insurance has not been satisfied.
“person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.
“Pre-Closing Tax Period” has the meaning assigned to it in Section 6.06(c).
“Pre-Closing Tax Return” has the meaning assigned to it in Section 6.06(c).
“Principal Sellers” has the meaning assigned to it in the Preamble of this Agreement.
“Product” has the meaning assigned to it in Section 3.23.
“Purchase Price” has the meaning assigned to it in Section 1.01.
“Purchase Price Allocation” has the meaning assigned to it in Section 6.06(l).
“Purchaser” has the meaning assigned to it in the Preamble of this Agreement.
“Purchaser Fundamental Representations” has the meaning assigned to it in Section 9.05(b).

“Purchaser’s Indemnified Persons” has the meaning assigned to it in Section 9.01.
“R&W Insurance” means the insurance coverage provided pursuant to a buyer-side representation and warranty insurance policy, effective as of the date hereof, by and between Euclid Transactional, LLC and Purchaser, a copy of which is attached hereto as Exhibit B.
“R&W Insurance Knowledge Exclusion” means an exclusion of coverage under the R&W Insurance for any Losses to the extent arising out of or resulting from any misrepresentation in or breach of inaccuracy of any representation or warranty set forth in Article II or Article III of this Agreement of which any member whose name is set forth in Exhibit C attached to the R&W Insurance had Actual Knowledge (as that term is defined in the R&W Insurance policy) prior to the date hereof.
“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or domain name registrar.
“Repayment Amount” has the meaning assigned to it in Section 6.08.
“Representative” and “Representatives” have the meaning assigned to them in Section 1.04(e).
“Representative’s Indemnified Person” has the meaning assigned to it in Section 6.11(e).
“Required Information” means, to the extent requested with specificity and in writing, all financial and other pertinent information regarding the Company and any Company Subsidiary as may be reasonably requested by Purchaser that is reasonably available to the Company and consists of information of the type customarily included in offering documents or marketing materials used to market, place, syndicate and consummate the financings or offerings of the type contemplated by the Debt Commitment Documents (or, if applicable, any Alternate Financing), including, without limitation, the audited consolidated balance sheets and related consolidated statements of income, stockholders’ equity and cash flows of the Company and the Company Subsidiaries for the last three fiscal years ended at least one hundred twenty (120) days prior to the Closing Date, the unaudited consolidated balance sheets and related consolidated statements of income and cash flows of the Company and the Company Subsidiaries for each fiscal quarter of the Company ended after December 31, 2016 and at least forty-five (45) days prior to the Closing Date; it being understood and agreed that the foregoing provisions of this definition shall not obligate the Sellers, the Company or any Company Subsidiary to prepare or provide (and the following shall not be Required Information) (a) any pro forma financial statements or adjustments (including regarding any synergies, cost savings, ownership or other post-Closing adjustments) or projections (provided that the Company will reasonably cooperate and assist Purchaser in its preparation of such materials), (b) risk factors relating to all or any component of the Debt Financing or any Alternate Financing, (c) separate financial statements in respect of any Company Subsidiaries or (d) other information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or any Compensation, Discussion and Analysis required by Item 402(b) of Regulation S-K, or any other information customarily excluded from an offering memorandum for a Rule 144A offering involving high yield debt securities.
“RWI Loss Recoveries” means, as of any time, the aggregate amount of Losses recovered as of such time by Purchaser under the R&W Insurance; provided that RWI Loss Recoveries shall include any Losses to the extent that such Losses would have been recoverable under the R&W

Insurance but for (i) an exclusion as a result of the breach by Purchaser or a Purchaser’s Indemnified Person of the R&W Insurance or (ii) the R&W Insurance Knowledge Exclusion.
“Seller Cooperation Agreement” means the agreement entered into as of the date hereof (as amended, restated or otherwise modified from time to time) among Sellers setting forth certain agreements of each Seller with respect to this Agreement, the Transactions and certain other matters.
“Seller Deductible” means, as of any time, (i) $7,750,000 less (ii) the Non-Fundamental Retention Amount Used, plus (iii) the Fundamental Retention Amount Used, plus (iv) the Special Indemnity Retention Amount Used.
“Seller Fundamental Representations” has the meaning assigned to it in Section 9.05(a).
“Seller General Cap” means, as of any time, (i) $38,750,000, less (ii) Non-Fundamental RWI Loss Recoveries, less (iii) Special Indemnity RWI Loss Recoveries, plus (iv) Fundamental RWI Loss Recoveries.
“Seller Overall Cap” means, as of any time, (i) the Purchase Price, less (ii) RWI Loss Recoveries as of such time.
“Sellers” has the meaning assigned to it in the Preamble of this Agreement.
“Sellers’ Indemnified Persons” has the meaning assigned to it in Section 9.02.
“Software” means computer programs, together with input and output formats, source code, object code, program listings, data models, flow charts, outlines, narrative descriptions, operating instructions and supporting documentation, including developers’ notes, proprietary tools and formal developer’s notes, tools and utilities.
“Solvent” has the meaning assigned to it in Section 4.07.
“Special Indemnity Losses” means, as of any time, any Losses as of such time of a Purchaser or Purchaser Indemnified Person in respect of a misrepresentation in or breach or inaccuracy of a Special Indemnity Representation (provided that if any Loss would be both a Special Indemnity Loss and a Loss recoverable under Section 9.01(a)(iv), such Loss will be deemed only recoverable under Section 9.01(a)(iv) and not a Special Indemnity Loss).
“Special Indemnity Representations” means Section 3.09 (Taxes) and Section 3.24 (Amounts Owed).
“Special Indemnity Retention Amount Used” means, as of any time, if Purchaser or a Purchaser Indemnified Person has made a claim under the R&W Insurance for any Special Indemnity Losses, the aggregate amount of such Losses for which coverage was not available under the R&W Insurance because the retention under the R&W Insurance has not been satisfied; provided the Sellers have indemnified Purchaser or such Purchaser Indemnified Person for such Losses pursuant to Section 9.01(a)(i) (including pursuant to the Indemnity Escrow Account).
“Special Indemnity RWI Loss Recoveries” means, as of any time, RWI Loss Recoveries in respect of Special Indemnity Losses.
“Statement” has the meaning assigned to it in Section 1.04(b).

“Straddle Period” has the meaning assigned to it in Section 6.06(c).
A “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, a majority of the equity interests of which), is owned directly or indirectly by such first person.
“Target Working Capital” has the meaning assigned to it in Section 1.04(f)(vii).
“Tax”, “Taxes” and “Tax Returns” have the meanings assigned to them in Section 3.09(o).
“Third Party Claim” has the meaning assigned to it in Section 9.03(a).
“Transaction Expenses” means the unpaid amount, as of immediately prior to the Closing, of the legal, accounting, financial advisory, consulting, finders and other similar fees and expenses of third parties incurred by the Company or any Company Subsidiary on or prior to the Closing in connection with the Transactions; provided that Transaction Expenses shall exclude any amounts to the extent taken into account in the calculation of the Closing Indebtedness, Closing Working Capital or Closing Change of Control Payments.
“Transactions” has the meaning assigned to it in Section 1.01.
“Transfer Taxes” has the meaning assigned to it in Section 6.06(a).
“Voting Company Debt” has the meaning assigned to it in Section 3.03.
“Waiving Party” has the meaning assigned to it in Section 10.14.
“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.
“Working Capital” has the meaning assigned to it in Section 1.04(f)(viii).
Section 10.03.     Interpretation. When a reference is made in this Agreement to an Article, Section, Annex or Schedule, such reference shall be to an Article or Section of, or an Annex or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The word “or” shall be construed to have the same meaning and effect as the inclusive term “and/or”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references herein to “dollars”, “U.S. dollars” or “$” shall be deemed to be references to the lawful money of the United States. All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.
Section 10.04.     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.
Section 10.05.     Counterparts. This Agreement may be executed in any number of counterparts, all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties. Counterpart signature pages to this Agreement may be delivered by facsimile or electronic delivery (i.e., by e-mail of a PDF signature page), and each such counterpart signature page shall constitute an original for all purposes.
Section 10.06.     Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for Section 6.07, is not intended to confer upon any person other than the parties and their respective successors and assigns any rights or remedies; provided, however, that the Debt Financing Sources and each Debt Financing Source Party shall be express third-party beneficiaries of, and have the right to enforce, the provisions of Sections 1.02 (Closing) (only with regard to the proviso in the first sentence thereof), 6.14 (Financing Activities), 8.03 (Amendment), 10.08 (Governing Law), 10.09 (Assignment), 10.10 (Enforcement, Jurisdiction, Consent to Service of Process), 10.14 (No Recourse Against Financing Sources) and this Section 10.06 (Entire Agreement; No Third-Party Beneficiaries) that are related to the Debt Financing Sources or such Debt Financing Source Party, as the case may be.
Section 10.07.     Expenses. Whether or not the transactions contemplated by this Agreement are consummated, and except as otherwise specifically provided in this Agreement (including in Sections 1.04(c), 6.02, 6.06(c), 6.07, 6.14 and 9.03 and with respect to Change of Control Payments), all fees, costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs or expenses. The cost of the R&W Insurance and any fees, costs or deductibles associated therewith shall be borne solely by Sellers. The fees payable to a Governmental Entity in connection with filings under applicable antitrust Laws shall be shared equally by the Company and Purchaser, whether or not the Closing occurs.
Section 10.08.     Governing Law. This Agreement, and all matters, claims or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof; provided, that, notwithstanding the foregoing, all disputes or controversies involving the Debt Financing Sources or any other Debt Financing Source Party or arising out of or relating in any way to the Debt Financing, any Alternate Financing, the Debt Commitment Documents, any commitment letter for any Alternate Financing, the definitive documentation for the Debt Financing or, if applicable, any Alternate Financing or the transactions contemplated thereby shall be governed by, and construed in accordance with, the internal laws of the

State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts-of-laws principles of the State of New York.
Section 10.09.     Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Purchaser may assign any and all of its rights under this Agreement to (a) one or more of its wholly owned Subsidiaries (but no such assignment shall relieve Purchaser of any of its obligations hereunder) or (b) any Debt Financing Source, including, without limitation, any agent or other representative thereof, as collateral security for obligations thereto in respect of the Debt Financing or, if applicable, any Alternate Financing, and any refinancings, extensions, refundings or renewals thereof. Any purported assignment without a consent required under the foregoing sentence shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
Section 10.10.     Enforcement; Jurisdiction; Consent to Service of Process. (a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery or any Federal court located in the State of Delaware, without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled at law or in equity. The right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of Sellers, the Company or Purchaser would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.10 shall not be required to provide any bond or other security in connection with any such order or injunction, and the party opposing such injunction or injunctions hereby agrees that it shall not contest the amount or absence of any such bond or other security requested or offered by the party seeking such injunction or injunctions. Notwithstanding the foregoing, neither the Sellers nor the Company (nor any of their respective equityholders, partners, members, affiliates, directors, officers, employees, agents or representatives) shall be entitled to specifically enforce any rights of Purchaser to cause the Debt Financing or the Debt Commitment Letter to be funded.
(b)     Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery or any Federal court located in the State of Delaware in the event any dispute arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Delaware Court of Chancery or any Federal court located in the State of Delaware, (iv) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or the Transactions, including, in connection with any legal proceeding seeking enforcement of such party’s rights under this Agreement or directly or indirectly arising out of or relating to the Debt Financing, any Alternate Financing, any Debt Commitment Document, any commitment letter for any Alternate Financing, the definitive documentation for the Debt Financing or any Alternate Financing or the transactions contemplated thereby (including any such legal proceeding involving or against the Debt Financing Sources or any Debt Financing Source Party), (v) waives the defense of an inconvenient forum to the maintenance of any action related to or arising out of this Agreement or the Transactions and (vi) consents to service of process being made through the notice procedures set forth in Section 10.01. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.
(c)     Notwithstanding anything herein to the contrary, each party hereto agrees that it will not bring or support any Legal Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources or any other Debt Financing Source Party and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, affiliates, employees or representatives in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than any federal or state court located in the Borough of Manhattan in the City of New York (and any appellate courts thereof).
Section 10.11.     Purchaser Acknowledgement. (a) Purchaser is knowledgeable about the business engaged in by the Company and the Company Subsidiaries and of the usual and customary practices of companies engaged in businesses similar to such business. Purchaser acknowledges and agrees that the representations and warranties set forth in Articles II and III and contained in any Ancillary Documents constitute the sole and exclusive representations and warranties of Sellers and the Company to Purchaser in connection with the Transactions, and there are no other representations, warranties, covenants, understandings or agreements, oral or written, in relation thereto between the parties other than those incorporated therein. Except for the representations and warranties expressly set forth in Articles II and III and contained in any Ancillary Documents, Purchaser disclaims reliance on any representations or warranties, either express or implied, by or on behalf of Sellers, the Company or any Company Subsidiary or their affiliates or representatives.
(b)     Purchaser represents that it is a sophisticated party. Purchaser acknowledges and agrees that any financial forecasts or projections relating to the Company and the Company Subsidiaries prepared by or on behalf of the Company or Sellers have been provided to Purchaser with the understanding and agreement that neither the Company nor Sellers are making any representation or warranty with respect to such forecasts or projections and that actual future results may vary from such forecasts or projections based upon numerous factors.
Section 10.12.     Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: any director, officer or employee of (i) the Company or any Company Subsidiary or (ii) any person who controls the Company or any Company Subsidiary. Other than Sellers as specifically provided for herein and other than in the event of fraud, no Company Affiliate shall have any personal liability or personal obligation to Purchaser of any nature whatsoever in connection with or under this Agreement, and Purchaser hereby waives and releases all claims of any such liability and obligation; provided, however, that the foregoing waiver and release shall not apply to claims and obligations for liability arising under the reimbursement obligations under Section 6.07.
Section 10.13.     Legal Counsel Conflicts Wavier. You are aware that Cravath, Swaine & Moore LLP (“Cravath”) and Venable LLP (“Venable”) have acted as legal counsel to the Company, the Sellers and its and their respective affiliates, and may in the future act as legal counsel to the Company’s affiliates, the Sellers or the Sellers’ affiliates. You hereby waive, on your own behalf and on behalf of your affiliates, any conflicts that may arise in connection with Cravath or Venable representing the Company and its affiliates in connection with the Transactions. You agree that the fact that Cravath and Venable have acted as legal counsel to you or any of your affiliates shall not prevent Cravath or Venable from representing the Company, the Sellers or any of its or their affiliates in connection with the Transactions, including any disputes between any of the parties hereto. You also further agree that, as to all communications between or among Cravath and/or Venable, on the one hand, and the Company, the Sellers or its or their affiliates or Representatives, on the other hand, that relate in any way to the Transactions, the attorney-client privilege and the expectation of client confidence belongs to the Sellers and may be controlled by the Sellers and shall not pass to or be claimed by you or your affiliates, including after the Closing. You represent that by executing this agreement you have given your informed consent within the meaning of the New York Rules of Professional Conduct to the representation of the Company, the Sellers and its and their affiliates by Cravath and Venable.
Section 10.14.     No Recourse Against Financing Sources. Notwithstanding anything herein to the contrary, and without limiting the generality of Sections 1.02 (Closing) (only with regard to the proviso in the first sentence thereof), 4.05 (Capital Resources), 6.14 (Financing Activities), 8.03 (Amendment), 10.06 (Entire Agreement; No Third-Party Beneficiaries), 10.08 (Governing Law), 10.09 (Assignment) and 10.10 (Enforcement, Jurisdiction, Consent to Service of Process), each of the Sellers, and the Company hereby agrees on its own behalf and on behalf of its respective affiliates, directors, managers, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, financing sources, and agents and other representatives and successors and assigns that none of (i) the Debt Financing Sources, (ii) their respective former, current or future affiliates or (iii) any of their respective directors, managers, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, financing sources, agents or other representatives (any persons referred to in clauses (i), (ii) or (iii) above a “Debt Financing Source Party”) shall have any liability or obligation to any Seller or the Company or their respective affiliates, directors, managers, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, financing sources, and agents and other representatives and successors and assigns relating to this Agreement or any transactions contemplated by this Agreement (including the Debt Financing, any Alternate Financing, any Debt Commitment Document, any commitment letter for any Alternate Financing or the definitive documentation for the Debt Financing or any Alternate Financing and the performance thereof), whether at law or equity, in contract, in tort or otherwise and each such person agrees not to commence (and, if commenced, agrees to dismiss or otherwise terminate) any action, cause of action, claim, cross claim, third party claim, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or arbitrator or arbitration panel (each, a “Legal Proceeding”) against any Debt Financing Source Party in connection with this Agreement, the Transactions (including in respect of the Debt Financing, any Alternate Financing, any Debt Commitment Letter, any commitment letter for any Alternate Financing or the definitive documentation for the Debt Financing or any Alternate Financing and the performance thereof.
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IN WITNESS WHEREOF, Purchaser, the Company, each of the Sellers and Member Representative has duly executed this Agreement, all as of the date first written above.

ON ASSIGNMENT, INC.,
by /s/ Peter T. Dameris

Name: Peter T. Dameris
Title: Chief Executive Officer

[Signature Page to Membership Interest Purchase Agreement]

ECS FEDERAL, LLC,
by /s/ Thomas W. Weston, Jr.

Name: Thomas W. Weston, Jr.
Title: Senior Vice President and Chief Financial Officer

[Signature Page to Membership Interest Purchase Agreement]

ECS FEDERAL HOLDING CO.,
by /s/ Roy Kapani

Name: Roy Kapani
Title: President

[Signature Page to Membership Interest Purchase Agreement]

KAPANI FAMILY 2012 IRREVOCABLE TRUST,
by	/s/ Manisha D. Kapani

Name: Manisha D. Kapani
Title: Trustee

by	/s/ Mohan Kapani

Name: Mohan Kapani
Title: Trustee

[Signature Page to Membership Interest Purchase Agreement]

LG ECSF L.P.,
by /s/ Alan Goldberg

Name: Alan Goldberg
Title: Authorized Signatory of LG ECSF GP LLC, its General Partner

[Signature Page to Membership Interest Purchase Agreement]

ANTHONY SCHULIEN,
/s/ Anthony Schulien

Anthony Schulien

[Signature Page to Membership Interest Purchase Agreement]

THOMAS W. WESTON, JR.,
/s/ Thomas W. Weston, Jr.

Thomas W. Weston, Jr.

[Signature Page to Membership Interest Purchase Agreement]

GEORGE WILSON,
/s/ George Wilson

George Wilson

[Signature Page to Membership Interest Purchase Agreement]

Solely in its capacity as Member Representative: LG ECSF L.P., by /s/ Alan Goldberg

Name: Alan Goldberg
Title: Authorized Signatory of LG ECSF GP LLC, its General Partner

[Signature Page to Membership Interest Purchase Agreement]

1

INDEX OF DEFINED TERMS

Term	Defined In
Accounting Firm	Section 1.04(c)
Accounting Principles	Section 1.04(g)
Acquisition Proposal	Section 6.13(a)(i)
Adjustment Escrow Account	Section 1.03(c)
Adjustment Escrow Agent	Section 1.05(a)
Adjustment Escrow Agreement	Section 1.05(a)
Adjustment Escrow Amount	Section 1.04(f)(i)
Adjustment Escrow Fund	Section 1.03(c)
Agreement	Preamble
Audited Balance Sheets	Section 3.06(a)
Benefit Agreement	Section 3.10(b)
Benefit Plan	Section 3.10(a)
Cash	Section 1.04(f)(ii)
Closing	Section 1.02
Closing Cash	Section 1.04(b)
Closing Change of Control Payments	Section 1.04(b)
Closing Date	Section 1.02
Closing Date Amount	Section 1.04(a)
Closing Indebtedness	Section 1.04(b)
Closing Working Capital	Section 1.04(b)
Code	Section 3.10(d)
Company	Preamble
Company Affiliate	Section 10.12
Company Certificate of Formation	Section 3.01(c)
Company Confidential Information	Section 6.19
Company Employee	Section 6.05(a)
Company Financial Statements	Section 3.06(a)
Company Fundamental Representations	Section 9.05(a)
Company Insurance Policies	Section 3.17
Company Leased Real Property	Section 3.08(b)
Company LLC Agreement	Section 3.01(c)
Company Personnel	Section 3.10(p)
Company Real Property Lease	Section 3.08(b)
Company Releasee	Section 6.17
Competing Business	Section 6.15(a)
Confidentiality Agreement	Section 6.01
Consent	Section 2.03(b)
Continuation Period	Section 6.05(a)
Contract	Section 2.03(a)

2

Term	Defined In
Cravath	Section 10.13
Current Assets	Section 1.04(f)(iii)
Current Liabilities	Section 1.04(f)(iv)
D&O Insurance	Section 6.07(b)
DCAA	Section 9.01(a)(v)
Deductible	Section 9.06(b)
DFARS	Section 3.16(d)
Disqualified Individual	Section 6.12
Effective Time	Section 1.02
ERISA	Section 3.10(a)
ERISA Affiliate	Section 3.10(f)
Estimated Cash	Section 1.04(a)
Estimated Change of Control Payments	Section 1.04(a)
Estimated Indebtedness	Section 1.04(a)
Estimated Transaction Expenses	Section 1.04(a)
Estimated Working Capital	Section 1.04(a)
FAR	Section 3.16(d)
GAAP	Section 3.06(a)
General Survival Expiration Date	Section 9.05(a)
Governmental Authorizations	Section 3.14
Governmental Entity	Section 2.03(b)
HSR Act	Section 2.03(b)
HSR Approval	Section 6.02(a)(i)
Indebtedness	Section 1.04(f)(v)
Indemnified Party	Section 9.03(a)
Indemnifying Party	Section 9.03(a)
Indemnity Escrow Account	Section 1.03(d)
Indemnity Escrow Agent	Section 1.05(b)
Indemnity Escrow Agreement	Section 1.05(b)
Indemnity Escrow Fund	Section 1.03(d)
Interim Balance Sheet	Section 3.06(a)
IRS	Section 1.03(h)
Judgment	Section 2.03(a)
KSH Solutions	Section 3.09(m)
Labor Laws	Section 3.10(m)
Law	Section 2.03(a)
Liens	Section 1.01
Management Sellers	Preamble
Material Contracts	Section 3.15(a)
Member Representative	Preamble
Member Representative Amount	Section 1.06

3

Term	Defined In
Membership Interests	Recitals
Net Adjustment Amount	Section 1.04(f)(vi)
Notice of Disagreement	Section 1.04(c)
Outside Date	Section 8.01(b)(i)
Parachute Payments	Section 6.12
Pre-Closing Tax Period	Section 6.06(c)
Pre-Closing Taxes	Section 6.06(e)
Principal Sellers	Preamble
Purchase Price	Section 1.01
Purchase Price Allocation	Section 6.06(f)
Purchaser	Preamble
Purchaser Fundamental Representations	Section 9.05(b)
Purchaser’s Indemnified Persons	Section 9.01(a)
Company Pass-through Tax Return	Section 6.06(c)
Repayment Amount	Section 6.08
Representative	Section 1.04(e)
Representative’s Indemnified Person	Section 6.11(e)
Representatives	Section 1.04(e)
Seller Fundamental Representations	Section 9.05(a)
Seller Releasee	Section 6.15(c)
Sellers	Preamble
Sellers’ Indemnified Persons	Section 9.02
Seller-Prepared Tax Return	Section 6.06(c)
Solvent	Section 4.07
Statement	Section 1.04(b)
Stockholder Vote	Section 6.12
Straddle Period	Section 6.06(c)
Target Working Capital	Section 1.04(f)(vii)
Tax	Section 3.09(o)
Tax Proceeding	Section 6.06(g)
Tax Returns	Section 3.09(o)
Taxes	Section 3.09(o)
Third Party Claim	Section 9.03(a)
Transactions	Section 1.01
Transfer Taxes	Section 6.06(a)
U.S. dollars	Section 10.03
Voting Company Debt	Section 3.03(a)
Working Capital	Section 1.04(f)(viii)